P.E. 12/31/05

Buzz Buzz Buzz Buzz Buzz Buzz

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DILIGENT. RESOURCEFUL. LOYAL.

SYSTEMATIC. CHAOTIC. ELEGANT.

CREATIVE. FOCUSED. SYNERGISTIC.

BUSY.

MASTERING COMPLEXITY.

FOCUSED ON THE MOMENT.

CREATING CHAOS AND OPPORTUNITY.

COMMITTED TO THE COMMON GOOD.

THRIVING IN COMMUNITY.

INVENTING DESIGNED ENVIRONMENTS.

SYMBOL OF THE PHARAOHS. INSPIRATION TO THE GREEKS.

SIGNATURE OF NAPOLEON.

DEDICATED TO THE HIVE.

PROUD. PASSIONATE.

STRATEGIC.

STRATEGIC

Hotels & Resorts

NYSE: BEE

EVERY PROPERTY

WE PURCHASE

IS OUR OPPORTUNITY...

TO BE STRATEGIC...

WE BEGIN
WITH A
BLANK SLATE...


WE
IGNITE . . .


WE
CULTIVATE . . .




WE
IMAGINE...

WE SUSTAIN...




EXPLORE . . .



WE

REJUVENATE....







ENRICH...

WE





WE

BREATHE LIFE . . .

WE

REINVENT...

AND THEN WE

BEGIN AGAIN...



TO OUR SHAREHOLDERS

We changed our corporate name to Strategic Hotels & Resorts, Inc. and introduced our Strategic BEE logo and new ticker symbol to signify a company of people who are industrious, systematic, resourceful and dedicated to providing an exceptional experience to our customers and exceptional returns to our shareholders.

And then we industriously, systematically and resourcefully delivered on every performance promise. We grew our top line and bottom line from existing properties. We contained costs. We paved the way for faster growth through internal investments. We acquired hotel properties with impressive upside potential. We disposed of assets with diminishing potential. We achieved our goal of a conservative balance sheet with access to capital for growth. And we delivered the fifth highest total shareholder return of all REITs in the Morgan Stanley REIT index.

AMBITION, DISCIPLINE AND PRINCIPLE

Every 2005 acquisition was motivated by a driving ambition: value enhancing growth. With the InterContinental Chicago on Michigan Avenue, the Chicago Fairmont, gateway to Millennium Park, the InterContinental Miami, defining downtown's luxury meetings market, we expanded our footprint in high growth markets supported by irreplaceable real estate. We never lose sight of a fundamental precept – great real estate is the underpinning of value.

We must recognize the relationship of future consumer trends with each of our hotels if we are to capitalize on ever-changing guest demands. Every hotel we own is subject to our core discipline of detailed research, empirical analysis and rigorous, uncompromising planning. For each of our properties, we have short, medium and long-term plans for generating higher growth, ranging from retail on Michigan Avenue to residential opportunities on the beach in Santa Monica to expansion at our Punta Mita Resort. Our goal is to drive growth in cash flow, EBITDA and FFO per share, without relying on acquisitions to reach our objectives.

We are continually evaluating our hotels according to one dispassionate principle: life cycle management. Our opportunity is to extend the initial life cycle and create the opportunity for a second life cycle. If a property does not meet our criteria then it may well be time to convert its worth into capital for reinvestment in higher growth assets.

2005 RESULTS

Same store EBITDA improved 13.4%. FFO increased to $1.55 per share and fueled a total shareholder return of 31%. North American RevPAR improved 12.5%. Total RevPAR grew 11.4%.

We closed on $455 million in acquisitions, including the Inter-Continental hotels in Miami and Chicago, and the Fairmont Chicago. In addition, we ended the year under contract for a 45% managing interest in the Hotel del Coronado on the beach in San Diego; and in early 2006 we acquired the Four Seasons Washington, D.C. hotel and purchased land to expand our Punta Mita Resort. Each of these investments holds the potential for accretive long-term per share and value growth.

We have also reduced our debt leverage to less than 30%; our debt is 78% fixed rate; and our average debt maturity is more than 4.5 years.

As we move into our second year as a publicly traded company, our fundamentals have never been stronger and our future prospects have never been better.

BUILDING ON OUR ACCOMPLISHMENTS

Our markets are strong and supply growth continues to be very limited. Our individual markets have little new competition for the foreseeable future. Our properties are well positioned for outstanding performance within each of their markets. Internal growth potential continues to rise and we possess the financial resources and the all important human capital needed to execute our strategy. We have the passion, energy and commitment to create value for our shareholders.

During 2006 we intend to:

- Exceed our peer average for growth in RevPAR
- Focus on Total RevPAR growth which translates into greater profit per room
- Continue to expand business segment margins and profits by containing costs and improving efficiency and productivity
- Continue to develop, refine and implement internal investment strategies that provide short, medium and long-term organic growth in cash flows
- Invest in new hotels that offer potential for long-term accretive value to our shareholders
- Maintain a strong balance sheet that ensures access to capital while being disciplined about reentering the marketplace for additional fundings

BEING THE BEST

We are experts in understanding the desires of the sophisticated traveler. We are owners of high-end hotels and resorts, located on some of the most desirable real estate in the world. We are disciplined professional asset managers who focus on profit as a measure of success. But in our hearts we are hoteliers, secure in our ability to see a hotel property as a blank canvas for our value-creation skills. Each of these identities blended to make 2005 a great experience with results that exceeded all expectations.

Many thanks to our employees, our business partners, our customers, and you, our shareholders, who have supported us in our constant and unrelenting drive to meet our goal of being the best.

Sincerely,

LAURENCE GELLER, *Chief Executive Officer*

JAMES MEAD, *Chief Financial Officer*

A CONVERSATION

LAURENCE GELLER

&

JAMES MEAD

Q & A

YOUR FIRST FULL YEAR AS A PUBLIC COMPANY WAS A SUCCESS. FAST FORWARD A YEAR AND TELL US WHAT YOU WILL HAVE ACCOMPLISHED IN 2006.

LG: I see the coming year as one in which we build upon the strong momentum we established in 2005. The underlying theme will be organic growth. The focus is on implementation – turning our plans into reality. For example, at the Fairmont in Chicago, we will have finished the club level lounge, added a fitness center and spa and started to offer hotel condominium and fractional room ownership. We will also have completed the design plans for the La Solana – Punta Mita expansion by year end. The InterContinental in Chicago will have a new wine room and we will have reached a decision about how best to achieve the highest incremental revenue from hotel, residential and retailing opportunities. Also, there will be a plan developed for the Colony Club at the Ritz-Carlton Half Moon Bay, turning 40 rooms into a unique high-end self-contained retreat. All of these initiatives will feed our internal growth objectives and continue to move our portfolio even further up-market in quality. Of course, we hope that our financial results in 2006 again prove out our strategy as we aim to outperform our industry peers in Total RevPAR growth and profitability.

YOUR STRATEGY IS VERY ASSET-INTENSIVE. ARE THERE LIMITS TO YOUR ABILITY TO GROW, AND CAN YOU MANAGE NEW PROJECTS AND STILL GENERATE HIGHER EARNINGS?

LG: Our approach *is* intensive and very research oriented. Importantly, it requires all areas of the organization to be involved in every hotel. In reviewing each new project we consider our available resources. I'm confident in our ability to manage our systems and human capital to continue growing into the foreseeable future. We don't view company size as an end goal. It is more important that we plan to continue creating value as long as opportunities present themselves.

JM: By our nature, it is entrepreneurial instincts that drive us aggressively toward project opportunities with high internal rates of return. But the measurement of our success is in the results of our performance as a portfolio of investments. So our implementation plan measures both return and risk, and seeks to maintain a balance between increasing long-term shareholder value, providing continuity of earnings growth and the discipline of selectively engaging in risk. As a result, we have a number of governors on our processes; limitations on the availability of human and financial capital, need to drive earnings and tolerance for risk.

Q & A

Why do you talk about Total RevPAR? What are the metrics you use to measure the success of your asset management strategy?

JM: At the end of the day, it is not the total profit margin that matters most, but the actual profit, meaning cash generated per available room. We measure ourselves by Total RevPAR growth because one of our strengths is creating and growing new sources of revenue. We have among the highest, if not the highest, proportion of non-room revenue among our peers with almost half of revenues coming from food and beverage, spa, retail and other sources. While these are typically lower margin businesses, they enhance cash generation. So as a rule, we look for every incremental opportunity to generate revenue. We then focus on the margin of each revenue segment to maximize our profitability. This profitability per available room measures our success in generating alternative sources of income and also enhances the long-term value of our properties.

The hospitality markets are still in a growth phase. How will your operating and capital strategies change if you see the cycle maturing?

LG: We have been in the hotel business long enough to experience several cycles. For that reason, we are cautious about how we commit new capital and disciplined about maintaining financial flexibility. It is why organic growth takes priority. It is why we rely extensively on sophisticated consumer research before investing in new guest amenities. It is why we work so hard to find the best real estate in the strongest markets. We can't predict cycles better than anyone else. However, in our existing markets, we still see favorable conditions in the form of strong economic fundamentals and tight supply.

JM: Our balance sheet should be a reflection of industry conditions, the risk of our underlying activities and our appetite for growth. Because we continue to have confidence in our ability to selectively grow, our balance sheet has been conservatively postured to provide access to capital. As the cycle matures and as we see opportunities to recycle capital, we will reexamine our balance sheet measures and adopt a contemporary capital posture. We are very aware that economic growth has cycles. Our objective is to position ourselves through the development of internal growth opportunities and focus on great real estate. With prudent balance sheet management, we remain as resilient as possible, not just for this cycle, but for the longer-term.



FAIRMONT CHICAGO

692 rooms and 62,000 square feet of meetings space.
Gateway to the front lawn of Chicago, Millennium Park.
Best positioned meetings-oriented hotel in the city.

Plans are under way to add a Fairmont Gold program with a Gold Lounge and upgraded Gold Rooms. Unused lower level space is being converted into a fitness center and spa. And we are obtaining the permits to allow us to sell condominium and fractional hotel rooms this year.

HOTEL DEL CORONADO

28 acres on the Southern California coastline.
Iconic 117-year-old San Diego landmark.
The essence of real estate underpinning.

One of the few hotels in the United States to achieve RevPAR growth in consecutive years from before September 11, 2001 through 2005. We are constructing 35 hotel condominiums on the beach which give us 78 rentable rooms to add to the hotel's inventory, and we are working on plans to complete the additional hotel, retail and ballroom expansion entitlements.

FOUR SEASONS WASHINGTON, D.C.

Just blocks from the White House.
Where M Street in Georgetown meets Pennsylvania Avenue.
The market leader and global destination for dignitaries and power brokers.

Its bedrooms are freshly renovated. The hotel has a contemporary appeal and the elegance of the Four Seasons brand. We are creating a signature restaurant, capitalizing on the demand for meetings and social catering and enhancing the public areas.

FOUR SEASONS PUNTA MITA

Exclusive. Luxurious.
Catering to the self-indulgent.
And just completed: five secluded oceanfront suites; zen pools; sushi, champagne and caviar bar and private cabanas.

We are adding 24 new rooms surrounded by a river pool, a unique five key beachfront complex, a beachfront restaurant and expanded health club. Plus, we purchased 21 closely-positioned acres for magnificent suites terraced on a hillside overlooking its own private beach and facilities as well as the rights for residential development on 27 adjacent acres. Opening in 2009.






STRATEGIC HOTELS & RESORTS IS AN INDUSTRY-LEADING OWNER AND ASSET MANAGER OF HIGH-END HOTELS AND RESORTS. WE OWN A PORTFOLIO OF UPSCALE AND LUXURY HOTELS AND RESORTS IN DESIRABLE NORTH AMERICAN AND EUROPEAN LOCATIONS. OUR ASSET MANAGEMENT EXPERTISE IS WHAT TRULY DISTINGUISHES US. ASSET MANAGEMENT IS OUR CULTURE, OUR FOCUS, OUR CORE COMPETENCY AND OUR COMPETITIVE ADVANTAGE — IT'S DRIVEN BY OUR TEAM'S DEPTH OF KNOWLEDGE, EXPERIENCE AND HANDS-ON EXPERTISE IN THE LODGING INDUSTRY AND DRIVES OPERATING AND CAPITAL VALUE.

FINANCIAL AND OPERATING INFORMATION

	2005	2004
Total Revenue	$292,965	$276,587
Occupancy	71.7%	69.1%
ADR	$198.83	$187.92
Total RevPAR	$255.21	$232.96
RevPAR	$142.56	$129.93

		(ROOMS)	MEETING SPACE (S.F.)
Fairmont Chicago	*Chicago, Illinois, USA*	692	62,000
Four Seasons Mexico City	*Mexico City, Mexico*	240	14,262
Four Seasons Punta Mita Resort	*Nayarit, Mexico*	145	3,700
Four Seasons Washington, D.C.	*Washington, District of Columbia, USA*	211	12,500
Hilton Burbank Airport	*Burbank, California, USA*	488	50,000
Hotel del Coronado	*Coronado, California, USA*	679	130,000
Hyatt Regency La Jolla	*La Jolla, California, USA*	419	30,500
Hyatt Regency New Orleans	*New Orleans, Louisiana, USA*	1,184	115,000
Hyatt Regency Phoenix	*Phoenix, Arizona, USA*	696	47,000
InterContinental Chicago	*Chicago, Illinois, USA*	807	40,000
InterContinental Miami	*Miami, Florida, USA*	641	65,000
InterContinental Praha	*Prague, Czech Republic*	372	11,500
Loews Santa Monica Beach	*Santa Monica, California, USA*	342	19,000
Marriott Hamburg	*Hamburg, Germany*	277	4,500
Marriott Lincolnshire	*Lincolnshire, Illinois, USA*	390	20,033
Marriott Paris Champs Elysees	*Paris, France*	192	5,600
Marriott Rancho Las Palmas	*Rancho Mirage, California, USA*	444	42,513
Ritz-Carlton Half Moon Bay	*Half Moon Bay, California, USA*	261	17,000

FINANCIAL INFORMATION

STRATEGIC HOTELS AND RESORTS 2005

SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

The historical financial and operating data presented below that is prior to the date of our initial public offering (June 29, 2004) is the historical data of our predecessor, SHC LLC, and reflects the historical results of operations and financial position of SHC LLC, including the seven properties that were distributed to SHC LLC as of June 29, 2004. Additional information concerning the formation of our company is contained in the "Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2005	2004	2003	2002	2001
	(In thousands, except statistical data)				
Statistical Data:					
Number of hotels excluding unconsolidated joint venture hotels	15	14	20	25	25
Number of rooms excluding unconsolidated joint venture hotels	7,213	5,820	9,567	10,621	10,619
Average occupancy rate	71.0%	70.5%	69.2%	69.4%	67.6%
Operating Data:					
Total Revenues	$ 492,745	$460,911	$ 537,731	$ 562,833	$ 602,377
Operating Income	48,816	29,566	42,872	49,401	45,430
Income (Loss) from Continuing Operations	10,772	(52,090)	(81,626)	(58,304)	(100,005)
Income (Loss) from Discontinued Operations	19,488	65,423	25,432	8,001	(8,678)
Net Income (Loss)	30,260	13,333	(56,194)	(50,303)	(116,659)
EBITDA (1)	133,475	143,180	151,781	186,544	161,836
Balance Sheet Data:					
Total assets	$1,448,110	$990,350	$2,079,521	$2,269,657	$2,352,572
Total liabilities	861,367	732,744	1,832,845	1,934,264	1,970,817
Minority interests	87,646	61,053	107,608	217,778	213,025
Owners' equity	499,097	196,553	139,068	117,615	168,730

(1) EBITDA represents net income (loss) available to common shareholders excluding: (i) interest expense, (ii) income tax expense, including deferred income tax benefits and expenses applicable to our foreign subsidiaries and income taxes applicable to sale of assets; and (iii) depreciation and amortization. EBITDA also excludes interest expense, income tax expense and depreciation and amortization of our equity method investments. EBITDA for 2005, 2004 and 2003 is presented on a full participation basis, which means we have assumed conversion of all convertible minority interests into our common stock. We believe this treatment of minority interest provides more useful information for management and our investors and appropriately considers our current capital structure. We believe EBITDA is useful to management and investors in evaluating our operating performance because it provides management and investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps management and investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA as a measure in determining the value of acquisitions and dispositions.

We caution investors that amounts presented in accordance with our definition of EBITDA may not be comparable to EBITDA disclosed by other companies, since not all companies calculate this non-GAAP measure in the same manner. EBITDA should not be considered as an alternative measure of our net income (loss) available to common shareholders or operating performance. EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that EBITDA can enhance your understanding of our financial condition and results of operations, this non-GAAP financial measure, when viewed individually, is not necessarily a better indicator of any trend as compared to comparable GAAP measures such as net income (loss) available to common shareholders. In addition, you should be aware that adverse economic and market conditions might negatively impact our cash flow. Below, we include a quantitative reconciliation of EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss) available to common shareholders, and provide an explanatory description by footnote of the items excluded from EBITDA.

Reconciliation of Net Income (Loss) Available to Common Shareholders to EBITDA for the Years Ended December 31,

	2005(1)	2004(1)(2)	2003(1)	2002	2001
			(In thousands)		
Net income (loss) available to common shareholders	$ 23,507	$ 13,333	$ (56,194)	$ (50,303)	$(116,659)
Depreciation and amortization—continuing operations	49,824	57,275	78,760	100,791	118,690
Depreciation and amortization—discontinued operations	2,782	4,188	9,414	16,894	11,901
Interest expense—continuing operations	36,142	62,191	104,059	97,988	128,875
Interest expense—discontinued operations	1,607	2,964	9,684	13,943	12,666
Income taxes	1,298	4,815	(2)	3,199	3,172
Mexican asset tax refund	—	(2,427)	—	—	—
Minority interests	7,396	(4,831)	2,895	(1,382)	(1,503)
Adjustments from unconsolidated affiliates	4,166	5,672	3,165	5,414	4,694
Preferred shareholder dividend	6,753	—	—	—	—
EBITDA (3)	$133,475	$143,180	$151,781	$186,544	$ 161,836

(1) We sold two hotel properties in the fourth quarter of 2005, one hotel property in the first quarter of 2004, and five hotel properties in the first two quarters of 2003 as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Trends and Events—Sales of Hotels".

(2) The reconciliation for the year ended December 31, 2004 does not reflect the operations of the distributed properties subsequent to the date of the IPO.

(3) EBITDA has not been adjusted for the following amounts included in net income (loss) available to common shareholders because these losses have either occurred during the prior two years or are reasonably likely to occur within two years (in thousands).

- Impairment losses from continuing operations amounted to $5,435 and $38,281 for the years ended December 31, 2002 and 2001, respectively.
- Impairment losses from discontinued operations amounted to $12,675 and $22,707 for the years ended December 31, 2004 and 2001, respectively.
- Loss on early extinguishment of debt from continuing operations amounted to $7,572, $20,874, $13,121 and $13,868 for the years ended December 31, 2005, 2004, 2003 and 2001, respectively.
- Loss on early extinguishment of debt from discontinued operations amounted to $543, $1,060, and $1,726 for the years ended December 31, 2005, 2004 and 2003, respectively.
- Gain on sale of assets from discontinued operations amounted to $21,202, $75,982 and $21,072 for the years ended December 31, 2005, 2004 and 2003, respectively. Gain on sale of assets from continuing operations amounted to $21,531 for the year ended December 31, 2001.
- Realized portion of deferred gain on sale leasebacks amounted to $4,355 and $2,180 for the years ended December 31, 2005 and 2004, respectively.

Our common stock is listed and traded on the New York Stock Exchange under the symbol "BEE". As of March 2, 2006, the number of registered holders of record of our common stock was 164.

The following table sets forth the high and low sale prices for and the frequency and amount of cash dividends declared on our common stock for the period June 23, 2004 through December 31, 2005.

	2005 Per Share of Common Stock			2004 Per Share of Common Stock		
	Market Price		Dividend Paid	Market Price		Dividend Paid
	High	Low		High	Low	
First Quarter	$17.26	$13.94	$0.22	NA	NA	NA
Second Quarter	19.48	13.25	0.22	$14.70	$14.00	$ —
Third Quarter	20.30	17.32	0.22	15.75	13.00	0.22
Fourth Quarter	20.97	16.31	0.22	16.56	13.10	0.22
Year	$20.97	$13.25	$0.88	$16.56	$13.00	$0.44

The closing price of our common stock on December 30, 2005 was $20.58 and on December 31, 2004 was $16.50.

This annual report contains forward-looking statements about Strategic Hotels & Resorts Inc. (the "Company"). Except for historical information, the matters discussed in this annual report are forward-looking statements subject to certain risks and uncertainties. Actual results could differ materially from the Company's projections. Factors that may contribute to these differences include but are not limited to the following: availability of capital; ability to obtain or refinance debt; rising interest rates; rising insurance premiums; cash available for capital expenditures; competition; demand for hotel rooms in our current and proposed market areas; economic conditions generally and in the real estate market specifically; delays in construction and development; demand for hotel condominiums; marketing challenges associated with entering new lines of business; risks related to natural disasters; the pace and extent of the recovery of the New Orleans economy and tourism industry; the successful collection of insurance proceeds and rehabilitation of the New Orleans property; the effect of threats of terrorism and increased security precautions on travel patterns and hotel bookings; the outbreak of hostilities and international political instability; legislative or regulatory changes, including changes to laws governing the taxation of REITs; and changes in generally accepted accounting principles, policies and guidelines applicable to REITs. Additional risks are discussed in the Company's filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. The forward-looking statements are made as of the date of this annual report, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based primarily on the consolidated financial statements of Strategic Hotels & Resorts, Inc., formerly Strategic Hotel Capital, Inc., for the years presented and should be read together with the notes thereto contained in this annual report. The Company's name changed on March 15, 2006. Terms employed herein as defined terms, but without definition, have the meanings set forth in the notes to the financial statements.

Overview

Strategic Hotels & Resorts, Inc., formerly Strategic Hotel Capital, Inc., or SHR, was incorporated in January 2004 to own and asset manage upper upscale and luxury hotels in North America and Europe. Our founder and accounting predecessor, Strategic Hotel Capital, L.L.C., or SHC LLC, was founded in 1997 by Laurence Geller, our President and Chief Executive Officer, Whitehall (an affiliate of Goldman, Sachs & Co.), and others. We made an election to be taxed, beginning with our 2004 tax year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended. On June 29, 2004, we completed our initial public offering (IPO) of common stock. Prior to the IPO, 21 hotel interests were owned by SHC LLC. Concurrent with and as part of the transactions relating to the IPO, a reverse spin-off distribution to shareholders separated SHC LLC into two companies, a new, privately-held SHC LLC, with interests, at that time, in seven hotels (the Distributed Properties), and Strategic Hotel Capital, Inc., a public entity with interests, at that time, in 14 hotels. See note 1 to our financial statements for the hotel interests owned by us and SHC LLC.

We operate as a self-administered and self-managed REIT, which means that we are managed by our board of directors and executive officers. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. For us to continue to qualify as a REIT, we cannot operate hotels; instead we employ internationally known hotel management companies to operate our hotels for us under management contracts. We conduct our operations through our direct and indirect subsidiaries including our operating partnership, Strategic Hotel Funding LLC (SHC Funding), which currently holds substantially all of our assets. We are the sole managing member of our operating partnership and hold approximately 84% of its membership units as of December 31, 2005. We manage all business aspects of our operating partnership, including the sale and purchase of hotels, the investment in these hotels and the financing of our operating partnership and its assets.

The historical financial data prior to June 29, 2004 presented in this Management's Discussion and Analysis of Financial Condition and Results of Operations section is the historical financial data for our predecessor, SHC LLC, and reflects the historical results of operations and financial position of SHC LLC, including the seven properties that were not contributed to SHC Funding as part of the transactions relating to the IPO. As a result, our historical results of operations and financial position are not indicative of our results of operations and financial position after the IPO. Throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, references to "we", "our" and "us" are references to SHC LLC and its consolidated subsidiaries before the IPO and SHR, SHC Funding and their subsidiaries after the IPO.

When presenting the dollar equivalent amount for any amounts expressed in a foreign currency, the dollar equivalent amount has been computed based on the exchange rate on the date of the transaction or the exchange rate prevailing on December 31, 2005 as applicable, unless otherwise noted.

Factors Affecting Our Results of Operations

Acquisition and Sale of Interests in Hotel Properties. We sold five hotel properties in 2003, one property in 2004 and two properties in 2005. The results of operations for these properties have been classified as discontinued operations in the statements of operations for the years ended December 31, 2005, 2004 and 2003. Based on the continued cash flow we generate from our asset management agreement with SHC LLC, the operations of seven hotel properties distributed to SHC LLC are not reflected as discontinued operations in the accompanying statements of operations.

In addition, we acquired our joint venture partner's 65% interest in the lease of the Hamburg Marriott on March 1, 2004. On August 24, 2004, we purchased the Ritz-Carlton Half Moon Bay, located south of San Francisco, California, for approximately $123.2 million. On April 1, 2005, we purchased 85% controlling interests in the InterContinental hotels in Chicago and Miami for an agreed aggregate value of approximately $301.0 million and established a new basis of approximately $297.0 million. Our total initial investment was $285.4 million. On September 1, 2005, we purchased the Fairmont Chicago for approximately $158.0 million.

We define our total portfolio as properties that are owned or leased by us, and their operations are included in our consolidated operating results. We present certain information about our hotel operating results and statistics on a comparable hotel basis. We define our Comparable REIT Assets as those (a) that are owned or leased by us, and their operations are included in our consolidated operating results, and (b) for which we reported comparable operating results throughout the reporting periods being presented. Accordingly, our comparable hotels for purposes of the comparison of 2005 and 2004 do not include the Hamburg Marriott, which we accounted for under the equity method until we acquired the remaining 65% joint venture interest in March 2004, the Hyatt New Orleans which was taken out of service in September 2005, the Fairmont Chicago which we purchased in September 2005, the InterContinental Chicago and Miami hotels which we purchased an 85% controlling interest in April 2005, the Ritz-Carlton Half Moon Bay in which we purchased in August 2004, the Prague InterContinental which we account for under the equity method, and all sold properties that are included in discontinued operations. Our comparable hotels for purposes of the comparison of 2004 to 2003 do not include the Hamburg Marriott, which we accounted for under the equity method until we acquired the remaining 65% joint venture interest in March 2004, the Ritz-Carlton Half Moon Bay which we purchased in August 2004, the Prague InterContinental which we account for under the equity method, and all sold properties that are included in discontinued operations. For all periods presented, the Comparable REIT Assets also exclude the seven hotels owned by our accounting predecessor SHC LLC prior to the IPO, which we refer to as the Distributed Properties, because these properties were excluded from our results of operations after June 29, 2004. We present these Comparable REIT Asset results because we believe that doing so provides management and the reader with useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and the reader in distinguishing whether increases or decreases in revenues and/or expenses are due to operations of the Comparable REIT Assets or from the remainder of the portfolio.

Revenues. Substantially all of our revenue is derived from the operation of our hotels. Specifically, our revenue consists of (in thousands):

	For the Years Ended December 31,							
	Total Portfolio				Comparable REIT Assets			
	2005	2004	2005 % of Total Revenues	2004 % of Total Revenues	2005	2004	2005 % of Total Revenues	2004 % of Total Revenues
Revenues:								
Rooms	$257,628	$248,371	52.3%	53.9%	$148,859	$146,219	50.8%	52.8%
Food and beverage	164,838	138,480	33.4%	30.0%	93,520	87,037	31.9%	31.5%
Other hotel operating revenues	53,492	49,827	10.9%	10.8%	37,939	36,412	13.0%	13.2%
	475,958	436,678	96.6%	94.7%	280,318	269,668	95.7%	97.5%
Lease revenue	16,787	24,233	3.4%	5.3%	12,647	6,919	4.3%	2.5%
Total revenues	$492,745	$460,911	100.0%	100.0%	$292,965	$276,587	100.0%	100.0%

- **Rooms revenue.** Occupancy and average daily rate are the major drivers of rooms revenue.
- **Food and beverage revenue.** Occupancy and local social catering are the major drivers of food and beverage revenue.

- **Other hotel operating revenue.** Other hotel operating revenue consists of ancillary revenue such as telephone, parking, golf course, spa, entertainment and other guest services and is also driven by occupancy.

- **Lease revenue.** Lease revenue historically consisted of rent paid by two domestic hotels (Hyatt Regency New Orleans and Hyatt Regency San Francisco) to us for an amount approximately equal to 80% of operating profit as defined in the lease agreements. Commencing with the March 1, 2004 acquisition of our joint venture partner's interest in the Hamburg Marriott, we also report lease revenue applicable to the Hamburg Marriott. Lease revenue for the Hamburg Marriott consists of a fixed annual rental paid in monthly installments plus a percentage of profits in excess of the base rent. Because lease revenues applicable to the two domestic hotels are calculated as a percentage of the hotel's operating profit and the Hamburg Marriott consists of fixed rent and a percentage of profits in excess of the base rent, we do not directly account for either the revenues or expenses of the hotels we lease in our statements of operations. As a result of a sublease arrangement at the Paris Marriott whereby we lease our interest in the hotel to a third party, we record lease revenue in our consolidated statements of operations subsequent to June 29, 2004. After the IPO transactions, including the conversion on June 29, 2004 of the Hyatt Regency New Orleans lease to a management agreement and the distribution of the Hyatt Regency San Francisco to SHC LLC, we only earn lease revenue from the Hamburg Marriott and the Paris Marriott Champs Elysées (Paris Marriott) (see "—Recent Trends and Events—Sales of Hotels").

Changes in our revenues are most easily explained by performance indicators that are used in the hotel real estate industry:

- average daily occupancy,

- average daily rate, or ADR,

- net revenue per available room, or RevPAR, which is the product of ADR and average daily occupancy, but does not capture food and beverage revenues or other hotel operations revenue such as telephone, parking and other guest services, and

- total revenue per available room, or Total RevPAR, which is RevPAR in addition to food and beverage and other hotel revenues per available room.

Fluctuations in revenues, which tend to correlate with changes in the U.S. gross domestic product, are driven largely by general economic and local market conditions as well as general health and safety concerns, which in turn affect levels of business and leisure travel. Guest demographics also affect our revenues. For example, a greater percentage of transient guests, which includes corporate and premium business travelers who generally pay the highest average room rates, will generate higher room revenues. However, a greater percentage of certain group guests which do not include the highest corporate premium but do consume a larger relative amounts of food and beverage and other services may contribute to a higher total revenue. In addition to economic conditions, supply is another important factor that can affect revenues. Room rates and occupancy tend to fall when supply increases unless the supply growth is offset by an equal or greater increase in demand. One reason why we target upper upscale and luxury hotels in select urban and resort markets, including major business centers and leisure destinations, is because they tend to be in locations that have greater supply constraints such as lack of available land, high development costs, long development and entitlement lead times and brand trade area restrictions that prevent the addition of a certain brand or brands in close proximity. Nevertheless, our hotels are not completely insulated from competitive pressures and our hotel operators will lower room rates to compete more aggressively for guests in periods when occupancy declines. Our ADR increased 2.8% to $190.52 during the year ended December 31, 2005 from $185.28 during the year ended December 31, 2004. With respect to the Comparable REIT Assets, ADR increased by 5.8% to $198.83 for the year ended December 31, 2005 from $187.92 for the year ended December 31, 2004.

Operating Costs and Expenses. Our operating costs and expenses consist of the costs to provide hotel services, including (in thousands):

	For the Years Ended December 31,							
	Total Portfolio				Comparable REIT Assets			
	2005	2004	2005 % of Total Operating Costs and Expenses	2004 % of Total Operating Costs and Expenses	2005	2004	2005 % of Total Operating Costs and Expenses	2004 % of Total Operating Costs and Expenses
Operating Costs and Expenses:								
Rooms	$ 62,730	$ 62,772	14.1%	14.6%	$ 32,736	$ 32,459	13.1%	13.6%
Food and beverage	116,493	106,131	26.2%	24.6%	67,821	64,785	27.1%	27.1%
Other departmental expenses	136,559	125,803	30.8%	29.2%	85,990	82,353	34.3%	34.5%
Management fees	15,033	16,351	3.4%	3.8%	10,171	11,509	4.1%	4.8%
Other property level expenses	29,089	27,722	6.6%	6.4%	16,910	14,708	6.7%	6.2%
	359,904	338,779	81.1%	78.6%	213,628	205,814	85.3%	86.2%
Lease expense	13,178	6,446	3.0%	1.5%	9,170	4,492	3.7%	1.9%
Depreciation and amortization	49,824	57,275	11.2%	13.3%	27,623	28,637	11.0%	11.9%
Corporate expenses	21,023	28,845	4.7%	6.6%	—	—	—	—
Total operating costs and expenses	$443,929	$431,345	100.0%	100.0%	$250,421	$238,943	100.0%	100.0%

- ***Rooms expense.*** Like rooms revenue, occupancy is a major driver of rooms expense, which has a significant correlation with rooms revenue.
- ***Food and beverage expense.*** Like food and beverage revenue, occupancy and local social catering are the major drivers of food and beverage expense, which has a significant correlation with food and beverage revenue.
- ***Other departmental expenses.*** Other departmental expenses consist of general and administrative, marketing, repairs and maintenance, utilities and expenses related to earning ancillary revenue.
- ***Management fees.*** We pay base and incentive management fees to our hotel operators. Base management fees are computed as a percentage of revenue and correlate to revenues. Incentive management fees are incurred when operating profits exceed levels prescribed in our management agreements.
- ***Other property level expenses.*** Other property level expenses consist primarily of insurance costs and property taxes.
- ***Lease expense.*** In connection with the IPO, we recorded a sale and leaseback of the Paris Marriott and Hamburg Marriott as of June 29, 2004 and now record lease expense on our statements of operations.
- ***Corporate expenses.*** Corporate expenses include our corporate level expenses such as payroll and related costs, unit appreciation rights and restricted stock units plan expense, professional fees, travel expenses and office rent.

Most categories of variable operating expenses, such as utilities and certain labor such as housekeeping, fluctuate with changes in occupancy. Increases in RevPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs and expenses while increases in RevPAR attributable to increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as management fees charged by our operators which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins.

Recent Trends and Events

Recent Trends. In 2005, the overall economy and the travel industry gained momentum from the accelerating recovery that began in 2004. The improvement in demand was driven by the return of the business traveler and the continuing strength of the leisure market. For example, with respect to the Comparable REIT Assets, RevPAR increased 9.7% to $142.56 for the year ended December 31, 2005 from $129.93 for the year ended December 31, 2004. In response to the decline in hotel operating revenues that began during 2001, we developed a corporate action plan that focused on improving operating efficiencies for our hotels that was well received by the managers of our hotels. Many of these cost-cutting strategies continue to be used by our hotel operators today. These cost-cutting measures have positively impacted the operating margins during the year ended December 31, 2005 and should continue to have a positive impact on operating results in the future.

Recent Events. In addition to the recent trends described above, we expect that the following events will cause our future results of operations to differ from our historical performance:

Refinancings. On November 9, 2005, we completed a $350.0 million floating rate commercial mortgage-backed securities (CMBS) financing with German American Capital Corporation (GACC). Initial funding of $220.0 million was received on November 9, 2005 and secondary draws of up to $130.0 million are available within twelve months after closing. Proceeds from this financing, together with available cash, were used to retire the remaining principal on the floating rate loan that was entered into on June 29, 2004 and amended on August 24, 2004. The new notes are secured by mortgages on eight hotel properties owned by us. The notes mature on November 9, 2007, subject to three one-year extensions at our option. Interest is payable monthly at the 30-day LIBOR plus 0.85%, until maturity, at which time the principal and any unpaid interest are payable.

On November 9, 2005, we also entered into a new bank credit agreement with a group of lenders led by Wachovia Capital Markets, LLC and Deutsche Bank Securities Inc. This new agreement replaced the previous bank credit facility agreement that was entered into on June 29, 2004. The new agreement provides for a $125.0 million revolving loan and expires November 9, 2009, subject to a one-year extension at our option. The initial borrowing base requires a minimum of seven qualified properties (as defined in the agreement). We guaranteed the loan and pledged our interest in SHC Funding as collateral for this loan. Certain subsidiaries of SHC Funding also guaranteed the loan and SHC Funding's interest in certain subsidiaries have been pledged as collateral for this loan. Interest is payable monthly at LIBOR plus a spread of 1.50% to 2.75% (1.50% as of December 31, 2005) depending on a leverage test. Additionally, there is an unused commitment fee of 0.30% per annum of the unused revolver balance if the average daily-unused amount is less than $62.5 million or 0.20% per annum of the unused revolver balance if the average daily-unused amount is greater than $62.5 million. The agreement also requires maintenance of certain financial covenants.

Hyatt Regency New Orleans. In August 2005, Hurricane Katrina caused substantial damage to the Hyatt Regency New Orleans property. The hurricane damage also caused significant interruption to the business and the hotel has effectively ceased operations.

We have comprehensive insurance coverage for both property damage and business interruption providing for an aggregate of $350.0 million in coverage per loss, subject to a deductible of approximately $11.0 million. Our damage assessment teams, working with the insurance provider adjusters, are inspecting the property and implementing a restoration plan. The recovery effort is expected to include replacing portions of the building, landscaping and furniture. The net book value of the property damage is currently estimated to be at least $29.7 million; however, we are still assessing the impact of the hurricane on the hotel and the actual net book value write-off could vary from this estimate.

While we expect the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of the hotel, certain deductibles and limitations will apply. No determination has been made as to the total amount or timing of those insurance payments, and those insurance payments may not be sufficient to cover the costs of the entire restoration.

We have hired consultants to assess business interruption claims who are currently negotiating with our insurance carrier regarding coverage for these income losses sustained. To the extent we are entitled to recover incurred expenses under the insurance policies, we will recognize a receivable when it can be demonstrated that it is probable that such insurance recovery will be realized, and such insurance recovery will then be reflected as a component of operating income. Any gain or profit component resulting from business interruption insurance for lost income will not be recognized until the relevant payments have been received and all contingencies related to the insurance recoveries are resolved. This income recognition criteria will likely result in business interruption insurance recoveries being recorded in a period subsequent to the period that we experience lost income from the affected property, resulting in fluctuations in our net income that may reduce the comparability of reported quarterly and annual results for some periods into the future.

Through December 31, 2005, we have recorded $35.6 million in insurance recoveries receivable related to property damage and business interruption recoveries, of which $10.0 million in insurance advances have been collected through December 31, 2005. Of the $35.6 million total receivable recorded, $29.7 million represents the recovery of the net book value of fixed assets written off because of the damage, as discussed above. The remaining $5.9 million represents a probable recovery of expenses incurred through December 31, 2005.

Common Stock Offerings. On August 16, 2005, we completed a public offering of common stock by issuing 12,765,000 shares at a price of $17.95 per share. After discounts, commissions and expenses, we raised net proceeds of approximately $217.4 million. The net proceeds were used to repay existing indebtedness under our credit facility and to fund the acquisition of the Fairmont Chicago.

During the first quarter of 2006, a public offering of common stock was completed at a price of $20.00 per share. The shares consisted of 8,000,000 primary shares of common stock sold by us and 12,731,640 secondary shares of common stock sold by stockholders affiliated or associated with Prudential Financial, Inc. and Whitehall Street Real Estate Limited Partnerships VII and IX. After discounts, commissions and estimated expenses, we raised net proceeds of $151.9 million. These proceeds were used to repay existing indebtedness under our credit facility, to partially fund the acquisition of the Four Seasons Washington D.C. and for general corporate purposes.

Preferred Stock Offerings. On March 9, 2005, we completed a private placement offering of 4,000,000 shares of 8.5% Series A Cumulative Redeemable Preferred Shares, par value $0.01 per share (liquidation preference $25.00 per share). After discounts, commissions and expenses, we raised net proceeds of approximately $97.6 million. The net proceeds were used to repay existing indebtedness under our credit facility and to partially fund the acquisition of 85% controlling interests in the joint ventures that own the InterContinental Chicago and Miami hotels.

On January 31, 2006, we completed a public offering of 4,600,000 shares of 8.25% Series B Cumulative Redeemable Preferred Shares, par value $0.01 per share (liquidation preference $25.00 per share). After discounts, commissions and estimated expenses, we raised net proceeds of $110.9 million. These proceeds were used to partially fund our equity contribution in the purchase of the Hotel del Coronado, the acquisition of the Four Seasons Washington D.C., and for general corporate purposes.

Hotel Acquisitions. On August 24, 2004, we purchased the Ritz-Carlton Half Moon Bay, located south of San Francisco, California, for approximately $123.2 million.

On April 1, 2005, we purchased controlling interests in the InterContinental hotels in Chicago and Miami with a total of 1,448 rooms for an agreed aggregate value of approximately $301.0 million and established a new basis of approximately $297.0 million. Our total initial investment was $285.4 million. The hotels are each held in partnerships in which we own a controlling 85% interest with InterContinental Hotels Group (IHG) holding the remaining 15%. The partnership agreements with IHG provide for a preferred return such that we will receive all of the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. That threshold was not exceeded in 2005. Subsequently, we are entitled to receive a non-cumulative preferred return of 8% on our total investment less our proportionate share of the partnerships' debt service obligations. After we receive our preferred return, IHG is entitled to receive a non-cumulative preferred return of 8% on its investment. Thereafter, IHG and we will share proportionately in partnership distributions in accordance with our respective percentage ownership interests.

On September 1, 2005, we purchased the Fairmont Chicago with 692 rooms for approximately $158.0 million.

In the fourth quarter of 2005, we signed letters of intent to purchase a 100% interest in the LaSolana Hotel and Villa project adjacent to our existing Four Seasons Punta Mita Resort for a purchase price of approximately $29.5 million. The purchase price for the entire project consists of purchasing existing promissory notes totaling $17.9 million (including accrued interest) as well as an equity investment of $11.6 million. In November 2005, we purchased the promissory notes and during the first quarter of 2006 we expect to acquire the remaining equity interest to take full ownership and control of the project.

On January 9, 2006, we acquired a 45% managing joint venture ownership interest in the Hotel del Coronado in Coronado, California (San Diego) from affiliates of Kohlberg Kravis Roberts & Co., or KKR, and KSL Resorts for our pro rata share of an agreed upon market value of $745.0 million. The 679-room Hotel del Coronado is a National Historic Landmark located on 28 acres of beachfront. The property's amenities include eight restaurants, retailing outlets, two beachfront pools, and 135,000 square feet of combined indoor and outdoor function space. We own the hotel in partnership with KKR and KSL Resorts. An affiliate of KSL continues to manage the property. Our capital commitment is limited to our equity investment equal to approximately $70.4 million. We funded our equity investment in the Hotel del Coronado joint venture through borrowings under our revolving credit facility. The joint venture has obtained $610.0 million of commercial mortgage-backed securities and mezzanine debt financing and a $20.0 million revolving credit facility, concurrent with our acquisition, which are secured by, among other things, a mortgage on the Hotel del Coronado. We also funded our pro rata share of development costs approximating $3.2 million. We will earn fees under an asset management agreement with the joint venture, one of which amounts to 1% of the venture's revenues. We will recognize income of 55% of these fees representing the percentage of the venture not owned by us.

On March 1, 2006, we purchased the Four Seasons Washington D.C. hotel for approximately $168.9 million. We used proceeds from the common stock and preferred stock offerings described above to acquire this property.

Sales of Hotels. On February 20, 2003, we sold four hotels located in Coral Gables, Florida (Miami), Orlando, Florida, Santa Clara, California (Northern California), and Crystal City, Virginia (Washington, D.C.). On June 18, 2003, we sold a hotel located in Chicago, Illinois. On February 6, 2004, we sold a hotel located in Washington, D.C. On October 7, 2005, we sold a hotel located in Schaumburg (Chicago), Illinois. On

October 27, 2005, we sold a hotel located in Orlando, Florida. The operating revenues and expenses of these properties are not included in the operating results discussed below. See note 4 to our consolidated financial statements for a summary of the items that comprise Income from discontinued operations.

In July 2003, we sold the real estate (building and land) relating to the Paris Marriott to Deutsche Immobilien Fonds Aktiengesellschaft, or DIFA. DIFA then leased this real estate to us with the right to continue to operate the hotel. Under the terms of our lease, we make monthly minimum rent payments and pay additional rent based on the performance of the hotel. As a result of provisions in the lease agreement that provide for continuing involvement, we accounted for the sale and leaseback of the Paris Marriott as a finance obligation. We maintained the Paris Marriott on our consolidated balance sheet and continued to consolidate its results, including its depreciation. Based on the effective interest method, a portion of the monthly lease payments were reported as a reduction of the finance obligation with the remainder charged to interest expense.

Following the IPO, we recorded the Paris Marriott as an operating lease and now record lease expense instead of mortgage interest and depreciation expense because we eliminated what is considered a collateralized guarantee under generally accepted accounting principles (GAAP) by canceling the bank guarantee. As a result of a sublease arrangement whereby we lease our interest in the hotel to a third party, we record lease revenue in our consolidated statements of operations subsequent to June 29, 2004.

In February 2004, the joint venture that owned the Hamburg Marriott (Bohus) sold its interest in the hotel to DIFA. As a result of provisions in the lease agreement that provide for continuing involvement by Bohus, Bohus accounted for the sale and leaseback of the Hamburg Marriott as a finance obligation. Bohus maintained the Hamburg Marriott on its balance sheet and continued its depreciation. Based on the effective interest method, a portion of the monthly lease payments were reported as a reduction of the finance obligation with the remainder charged to interest expense.

Subsequent to Bohus' sale of the Hamburg Marriott, on March 1, 2004, a subsidiary of SHR acquired the remaining 65% of Bohus it did not previously own. This transaction has been accounted for as a purchase and our basis in the assets and liabilities of Bohus have been adjusted to fair value to the extent of the 65% of Bohus SHR's predecessor did not previously own. Following the IPO, we restructured the terms of our lease to eliminate the previously collateralized guarantee by canceling the bank guarantee. We now account for this transaction as an operating lease. We record lease expense instead of interest and depreciation expense and have removed the assets and the related financing obligation from our balance sheet. In addition, since we lease this hotel to the operator, we record lease revenue in our consolidated statements of operations.

Redemption of Units of Non-Managing Member Limited Liability Company Interests in SHC Funding. We offered all holders of units of non-managing member limited liability company interests in SHC Funding an opportunity to redeem their interests on January 20, 2006 by our waiver of the transfer restrictions in the limited liability company agreement of SHC Funding. On January 20, 2006, holders of 7,213,601 limited liability interests in SHC Funding redeemed their interests in exchange for an equal number of shares of our common stock. Subsequent to January 20, 2006, holders of an additional 10,074 limited liability interests in SHC Funding redeemed their interests in exchange for an equal number of shares of our common stock. After these exchanges, our ownership share of SHC Funding increased to approximately 98%.

2004 Formation and Structuring Transactions. The following items associated with the consummation of the IPO will affect our future results of operations:

- We no longer own or receive revenues or record expenses and operating costs from the Distributed Properties. As a result, our historical results of operations, cash flows and financial position prior to the IPO are not indicative of our results of operations, cash flows and financial position expected after the IPO.
- We recognize additional revenue when earned under an asset management agreement with SHC LLC for the Distributed Properties, which amounts to an initial base fee of $5.0 million per year, subject to

reduction as properties are sold. SHC LLC recently sold three properties in 2005 and one property in 2006. As a result of these dispositions, the asset management fee was reduced by approximately $2.2 million annually. We anticipate that in the future SHC LLC will sell other hotels subject to the asset management agreement, which would further decrease our asset management fees earned. During the years ended December 31, 2005 and 2004, we recognized $5.0 million and $2.5 million, respectively, of asset management fees from SHC LLC, which is included in Other income (expenses), net in the accompanying statements of operations.

- As a result of the refinancing of debt obligations existing prior to the IPO and the exclusion of the SHC LLC convertible debentures from our capital structure, interest expense has declined substantially.
- We restructured the lease related to the Paris Marriott to eliminate the finance obligation and now report it as an operating lease by changing the terms of the previously collateralized guarantee, meaning that the applicable assets and liabilities are eliminated to reflect the restructuring, lease expense replaces interest expense and principal amortization of the finance obligation and depreciation and amortization expense is also eliminated. In addition, as a result of a sublease arrangement whereby we lease our interest in the hotel to a third party, we record lease revenue in our consolidated statements of operations subsequent to June 29, 2004.
- We acquired our joint venture partner's interest in the Hamburg Marriott hotel on March 1, 2004, and restructured the lease related to that hotel to eliminate the finance obligation. As of June 29, 2004, we report it as an operating lease because we changed the terms of the previously collateralized guarantee.
- The Hyatt New Orleans hotel was converted from an operating lease to a management agreement in connection with the IPO.

REIT Structure. For us to continue to qualify as a REIT, our income generally cannot be derived from operating hotels. Therefore, our operating partnership and its subsidiaries lease our hotel properties to our taxable REIT subsidiary lessees, which we call TRS lessees, or in the case of the Paris Marriott to an independent third party, who in turn contracts with an eligible independent contractor to manage our hotel. Our TRS lessees, except the lessee related to the Prague joint venture, are consolidated into our financial statements for accounting purposes. However, since we control both our operating partnership and our TRS lessees, our principal source of funds on a consolidated basis is from the performance of our hotels. As in the past, our foreign operations continue to be taxed, but unlike our accounting predecessor, the earnings of our TRS lessees are subject to taxation like other regular "C" corporations, which reduces our operating results, funds from operations and the cash otherwise available for distribution to our stockholders.

Operating Results

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

The following table presents our total portfolio and Comparable REIT Assets, as defined on page 34, operating results for the years ended December 31, 2005 and 2004, including the amount and percentage change in these results between the two periods. Our total portfolio represents the results of operations included in the consolidated statements of operations (in thousands, except operating data).

	Total Portfolio				Comparable REIT Assets			
	2005	2004	Change($)	Change(%)	2005	2004	Change($)	Change(%)
Revenues:								
Rooms	$257,628	$248,371	$ 9,257	3.7%	$148,859	$146,219	$ 2,640	1.8%
Food and beverage	164,838	138,480	26,358	19.0%	93,520	87,037	6,483	7.4%
Other hotel operating revenue	53,492	49,827	3,665	7.4%	37,939	36,412	1,527	4.2%
	475,958	436,678	39,280	9.0%	280,318	269,668	10,650	3.9%
Lease revenue	16,787	24,233	(7,446)	(30.7)%	12,647	6,919	5,728	82.8%
Total revenues	492,745	460,911	31,834	6.9%	292,965	276,587	16,378	5.9%
Operating Costs and Expenses:								
Hotel operating expenses	359,904	338,779	21,125	6.2%	213,628	205,814	7,814	3.8%
Lease expense	13,178	6,446	6,732	104.4%	9,170	4,492	4,678	104.1%
Depreciation and amortization	49,824	57,275	(7,451)	(13.0)%	27,623	28,637	(1,014)	(3.5)%
Corporate expenses	21,023	28,845	(7,822)	(27.1)%	—	—	—	—
Total operating costs and expenses	443,929	431,345	12,584	2.9%	250,421	238,943	11,478	4.8%
Operating income	48,816	29,566	19,250	65.1%	$ 42,544	$ 37,644	$ 4,900	13.0%
Interest expense, net	(34,025)	(60,936)	26,911	(44.2)%				
Loss on early extinguishment of debt	(7,572)	(20,874)	13,302	(63.7)%				
Other income, net	8,359	549	7,810	1,422.6%				
Income (loss) before income taxes, minority interests and discontinued operations	15,578	(51,695)	67,273	(130.1)%				
Income tax expense	(1,298)	(2,388)	1,090	(45.6)%				
Minority interests	(3,508)	1,993	(5,501)	(276.0)%				
Income (loss) from continuing operations	10,772	(52,090)	62,862	(120.7)%				
Income from discontinued operations	19,488	65,423	(45,935)	(70.2)%				
Net income	$ 30,260	$ 13,333	$ 16,927	127.0%				
Reconciliation of Comparable REIT Assets Operating Income to Operating Income:								
Comparable REIT Asset operating income					$ 42,544	$ 37,644	$ 4,900	13.0%
Corporate expenses					(21,023)	(28,845)	7,822	(27.1)%
Corporate depreciation and amortization					(137)	(191)	54	(28.3)%
Non-Comparable REIT Asset operating income					27,432	20,958	6,474	30.9%
Operating Income					$ 48,816	$ 29,566	$19,250	65.1%
Operating Data (1):								
Number of hotels	15	12			9	9		
Number of rooms	7,213	5,089			3,351	3,351		
RevPAR	$ 134.85	$ 130.09	$ 4.76	3.7%	$ 142.56	$ 129.93	$ 12.63	9.7%

(1) Properties owned through unconsolidated joint ventures and properties included in discontinued operations at the end of the periods presented are excluded from these numbers. The number of hotels and rooms above exclude the Distributed Properties, although the operations of the Distributed Properties are included in our results of operations through June 29, 2004.

In February 2004, we sold one hotel and in October 2005, we sold two hotels. The results of operations for these hotels are included in Income from discontinued operations for the years ended December 31, 2005 and 2004. The comments below regarding revenue and operating expenses do not address the operating results of the hotels that we sold during 2005 and 2004 that are included in Income from discontinued operations. Based on the continued cash flow we generate from our asset management agreement with SHC LLC, the Distributed Properties are not reflected as discontinued operations in our operating results.

Operating Income. Operating income for the total portfolio increased $19.3 million, or 65.1%, to $48.8 million for the year ended December 31, 2005, from $29.6 million for the year ended December 31, 2004. This increase in operating income is due to the following events:

(a) a $7.8 million increase attributable to a decrease in corporate expenses as described below;

(b) a $4.9 million increase attributable to the Comparable REIT Assets as described below (excluding lease expense at the Paris Marriott);

(c) a $2.6 million increase attributable to the Ritz-Carlton Half Moon Bay, which we purchased in August 2004;

(d) a $13.9 million increase attributable to the InterContinental hotels in Chicago and Miami, which we purchased in the second quarter of 2005;

(e) a $4.1 million increase attributable to the Fairmont Chicago, which we purchased in September 2005; partially offset by

(f) a $0.5 million decrease at the Hamburg Marriott;

(g) an $8.7 million decrease attributable to the Distributed Properties to SHC LLC that are reflected in the year ended December 31, 2004; and

(h) a $4.9 million decrease attributable to the Hyatt Regency New Orleans which ceased significant operations in September 2005 due to Hurricane Katrina.

On June 29, 2004, the Hyatt Regency New Orleans hotel was converted from an operating lease to a management contract. The results for the year ended December 31, 2005 are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results. For the first six months of 2004, the results are only reflected in lease revenue and the results for the six months ended December 31, 2004 are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results.

On June 29, 2004, our leasehold interest in the Paris Marriott was subleased to a third party operator. For the year ended December 31, 2005, the rent payments are reflected in lease revenue in the accompanying operating results. For the first six months of 2004, the results are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) and for the six months ended December 31, 2004, the rent payments are reflected in lease revenue in the accompanying operating results. These events affect each line item comprising hotel operating revenues and expenses.

Due to the events mentioned above, we believe that an analysis of changes in each line item comprising total portfolio hotel operating income is not reflective of the operating results of the hotels. A more relevant approach is to analyze the changes of hotel operating income of the Comparable REIT Assets for the years ended December 31, 2005 and 2004, as described below.

Total Revenues. For the total portfolio, hotel operating revenues, including lease revenue, increased $31.8 million or 6.9% to $492.7 million for the year ended December 31, 2005, from $460.9 million for the year ended December 31, 2004.

For the Comparable REIT Assets, hotel operating revenues, including lease revenue, increased $16.4 million, or 5.9%, to $293.0 million for the year ended December 31, 2005, from $276.6 million for the year ended December 31, 2004.

Rooms. For the total portfolio, room revenue increased $9.3 million, or 3.7%, to $257.6 million for the year ended December 31, 2005, from $248.4 million for the year ended December 31, 2004. RevPAR from our total portfolio for the year ended December 31, 2005 increased by 2.0% from the year ended December 31, 2004. The components of RevPAR from our total portfolio for the years ended December 31, 2005 and 2004 are summarized as follows:

	Years Ended December 31,	
	2005	2004
Occupancy	70.8%	70.2%
Average daily rate	$190.52	$185.28
RevPAR	$134.85	$130.09

For the Comparable REIT Assets, room revenue increased $2.6 million, or 1.8%, to $148.9 million for the year ended December 31, 2005, from $146.2 million for the year ended December 31, 2004. RevPAR from our Comparable REIT Assets for the year ended December 31, 2005 increased by 9.7% from the year ended December 31, 2004. The components of RevPAR from our Comparable REIT Assets for the year ended December 31, 2005 and 2004 are summarized as follows:

	Years Ended December 31,	
	2005	2004
Occupancy	71.7%	69.1%
Average daily rate	$198.83	$187.92
RevPAR	$142.56	$129.93

The 9.7% increase in RevPAR for the Comparable REIT Assets resulted from a 2.6 percentage-point increase in occupancy and a 5.8% increase in the average daily rate. The increase in RevPAR seen in many of our major urban markets is a reflection of the improving economic conditions in these markets this year. Increases in RevPAR for the year include the Burbank Airport Hilton with a 28.1% increase, the Four Seasons Punta Mita with a 13.7% increase, the Loews Santa Monica Beach Hotel with a 12.5% increase and the Hyatt Regency LaJolla with a 10.6% increase.

Food and Beverage. For the total portfolio, food and beverage revenue increased $26.4 million, or 19.0%, to $164.8 million for the year ended December 31, 2005, from $138.5 million for the year ended December 31, 2004.

For the Comparable REIT Assets, food and beverage revenue increased $6.5 million, or 7.4%, to $93.5 million for the year ended December 31, 2005, from $87.0 million for the year ended December 31, 2004. This increase is primarily driven by the increase of $2.2 million in food and beverage revenue at the Hyatt Regency LaJolla, $1.6 million at the Loews Santa Monica Beach Hotel, $1.4 million at the Four Seasons Punta Mita, $1.2 million at the Hilton Burbank, $0.9 million at the Rancho Las Palmas and $0.7 million at the Hyatt Regency Phoenix. These increases are partially offset by a decrease of $2.3 million in food and beverage revenue at the Paris Marriott which we began recording as a lease on June 29, 2004.

Other Hotel Operating Revenue. For the total portfolio, other hotel operating revenue increased $3.7 million, or 7.4% to $53.5 million for the year ended December 31, 2005, from $49.8 million for the year ended December 31, 2004.

For the Comparable REIT Assets, other hotel operating revenue increased $1.5 million, or 4.2% to $37.9 million for the year ended December 31, 2005, from $36.4 million for the year ended December 31, 2004. The increased occupancy led to increases in many of the other hotel operating revenue streams at the properties; however, these increases continued to be offset by the decline in telephone revenues, primarily caused by the increased use of cell phones. On a per occupied room basis, telephone revenues decreased 10.9% during 2005 compared to 2004.

Lease Revenue. For the total portfolio, lease revenue decreased $7.4 million, or 30.7% for the year ended December 31, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, lease revenue increased $5.7 million, or 82.8% for the year ended December 31, 2005 as compared to the corresponding period of 2004. Lease revenue for the years ended December 31, 2005 and 2004 includes lease revenue from the Paris Marriott, which began being recorded as a lease subsequent to June 29, 2004.

Operating Costs and Expenses

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the years ended December 31, 2005 and 2004, including the amount and percentage changes in these results between the two periods (in thousands).

	Total Portfolio				Comparable REIT Assets			
	2005	2004	Change($)	Change(%)	2005	2004	Change($)	Change(%)
Hotel operating expenses:								
Rooms	$ 62,730	$ 62,772	$ (42)	(0.1)%	$ 32,736	$ 32,459	$ 277	0.9%
Food and beverage	116,493	106,131	10,362	9.8%	67,821	64,785	3,036	4.7%
Other departmental expenses	136,559	125,803	10,756	8.5%	85,990	82,353	3,637	4.4%
Management fees	15,033	16,351	(1,318)	(8.1)%	10,171	11,509	(1,338)	(11.6)%
Other property level expenses	29,089	27,722	1,367	4.9%	16,910	14,708	2,202	15.0%
Total hotel operating expenses	$359,904	$338,779	$21,125	6.2%	$213,628	$205,814	$ 7,814	3.8%

For the total portfolio, hotel operating expenses increased $21.1 million, or 6.2% for the year ended December 31, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, hotel operating expenses increased $7.8 million, or 3.8% for the year ended December 31, 2005 as compared to the same period in 2004. Included in hotel operating expenses for the first six months of 2004 is $8.2 million attributable to the Paris Marriott hotel, which was converted to a lease on June 29, 2004. Excluding these expenses attributable to the Paris Marriott hotel, hotel operating expenses increased $16.0 million or 7.8%. The increase in hotel operating expenses is primarily related to the increase in salaries, wages and related benefits ($6.7 million), administration and general costs ($2.6 million), marketing costs ($1.5 million), food and beverage cost of sales ($1.0 million), utilities ($1.0 million), real estate taxes ($0.5 million), and repairs and maintenance ($0.5 million).

Lease Expense. In connection with the IPO, we recorded a sale and leaseback of the Paris Marriott and Hamburg Marriott as of June 29, 2004 and now record lease expense on our statements of operations. In connection with these transactions, we also recorded a deferred gain.

For the total portfolio, net lease expense of $13.2 million for the year ended December 31, 2005 includes an offset for the realized portion of the deferred gain of $4.4 million related to the Paris Marriott and the Hamburg Marriott. For the total portfolio, net lease expense of $6.4 million for the year ended December 31, 2004 includes an offset for the realized portion of the deferred gain of $2.2 million related to the Paris Marriott and the Hamburg Marriott. See note 3—Property and Equipment in the consolidated financial statements for more information.

For the Comparable REIT Assets, net lease expense of $9.2 million for the year ended December 31, 2005 includes an offset for the realized portion of the deferred gain of $4.2 million related to the Paris Marriott. For the Comparable REIT Assets, net lease expense of $4.5 million for the year ended December 31, 2004 includes an offset for the realized portion of the deferred gain of $2.1 million related to the Paris Marriott. See note 3—Property and Equipment in the consolidated financial statements for more information.

Depreciation and Amortization. For the total portfolio, depreciation and amortization decreased $7.5 million, or 13.0%, for the year ended December 31, 2005 as compared to the same period in 2004.

For the Comparable REIT Assets, depreciation and amortization decreased $1.0 million, or 3.5%, for the year ended December 31, 2005 as compared to the same period in 2004. The decrease is attributable to an increase in fully depreciated assets.

Corporate Expenses. Corporate expenses decreased by $7.8 million to $21.0 million for the year ended December 31, 2005 from $28.8 million for the same period in 2004. These expenses consist primarily of payroll and related costs, unit appreciation rights and restricted stock unit plan expense, professional fees, travel expenses and office rent. The decrease of $7.8 million is primarily attributable to:

- a $3.6 million decrease in severance expense;
- a $2.2 million decrease in compensation expense related to restricted stock units issued;
- a $0.9 million decrease in tax and consulting services; and
- a $5.4 million decrease in legal fees primarily as a result of our settled litigation with Marriott; offset by
- a $2.4 million increase in professional fees due to implementation and certification of Sarbanes-Oxley requirements; and
- a $1.6 million increase in salary expense.

Interest Expense, Net. The $26.9 million decrease in interest expense, net for the year ended December 31, 2005 as compared to the year ended 2004 was due to:

- a $20.7 million decrease attributable to lower average borrowings;
- a $3.7 million decrease due to lower average rates;
- a $1.4 million decrease in amortization of deferred financing costs;
- a $0.3 million decrease related to the mark-to-market of derivative instruments; and
- a $0.8 million increase in interest income.

The components of Interest expense, net for the years ended December 31, 2005 and 2004 are summarized as follows (in thousands):

	Years ended December 31,	
	2005	**2004**
Mortgage debt	$(30,833)	$(52,321)
Bank credit facility	(2,366)	(1,342)
Convertible debt	—	(3,967)
Amortization of deferred financing costs	(2,816)	(4,188)
Mark-to-market of derivative instruments	(127)	(373)
Interest income	2,117	1,255
Total interest expense, net	$(34,025)	$(60,936)

The weighted average debt outstanding for the years ended December 31, 2005 and 2004 amounted to $637.3 million and $1.0 billion, respectively, and the weighted average interest rates were 5.21% and 5.57%. At December 31, 2005, including the effect of interest rate swaps, 24.1% of our total debt had variable interest rates and 75.9% had fixed interest rates.

Loss on Early Extinguishment of Debt. On November 9, 2005, we replaced the previous bank credit agreement described in note 7 to the consolidated financial statements and wrote off the applicable unamortized deferred financing costs. This write-off, which amounted to $2.2 million, has been reported as Loss on early extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2005.

On November 9, 2005, we repaid the 2004 mortgage loan financings described in note 7 to the consolidated financial statements. In connection with the repayment, we sold the related caps and wrote off the unamortized deferred financing costs applicable to issuing this debt. This amounted to $5.9 million and has been reported as Loss on early extinguishment of debt ($5.4 million) and Income from discontinued operations ($0.5 million) in the accompanying consolidated statement of operations for the year ended December 31, 2005.

On June 29, 2004, we repaid the floating rate CMBS 2003 using a portion of proceeds from the IPO and the 2004 mortgage loan financings as described in note 7 to the consolidated financial statements, and wrote off the unamortized deferred financing costs applicable to issuing this debt. This write-off, which amounted to $22.9 million, has been reported as Loss on early extinguishment of debt ($21.8 million) and Income from discontinued operations ($1.1 million) in the consolidated statement of operations for the year ended December 31, 2004.

On June 29, 2004, the U.S. dollar denominated mortgage debt secured by one domestic hotel (fixed rate loan) and our two Mexican hotels (variable rate loans) were repaid with proceeds of the financing described in note 7 to the consolidated financial statements, and we wrote off the unamortized deferred financing costs applicable to issuing these loans. This write-off, which amounted to $1.2 million, has been reported as Loss on early extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2004.

On January 30, 2004, we repaid an outstanding note and accrued interest payable to the City of Burbank for $6.0 million by using cash reserves held by the CMBS 2003 loan trustee. The CMBS 2003 financing required us to fund cash reserves applicable to the loan and accrued interest payable to the City of Burbank. In connection with the payoff of the Burbank loan on January 30, 2004, the CMBS 2003 loan trustee returned the excess cash reserves in the amount of $3.7 million to us. We recognized a gain of $2.2 million on the retirement of this debt that has been reported as a reduction of Loss on early extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2004.

Other Income, Net. Other income, net includes our pro rata share of earnings or losses of hotel joint ventures, asset management fees, non-income related state, local and franchise taxes, foreign exchange realized gains and losses, the change in value of our foreign currency forward exchange contracts prior to their distribution, as well as other miscellaneous income and expenses. Other income, net amounted to $8.4 million for the year ended December 31, 2005 and $0.5 million for the year ended December 31, 2004. The net change of $7.8 million is primarily attributable to the following factors:

- Prior to the IPO, we had two foreign currency forward exchange contracts with a combined notional amount of 1.62 billion Czech Koruna ($50.0 million) that were designated as hedges of our net investment in the Prague hotel joint venture. A portion of these contracts was deemed ineffective and, as such, did not qualify for hedge accounting. Accordingly, changes in the value of these forward exchange contracts were recorded in accumulated other comprehensive income (loss) (to the extent deemed effective) and to Other income (expenses), net (to the extent deemed ineffective). When marking these contracts to market we increased other expenses $2.7 million for the year ended December 31, 2004. All of our forward currency contracts were distributed to SHC LLC on June 29, 2004.

- During the years ended December 31, 2005 and 2004, we recorded $2.9 million and $0.8 million of income, respectively, in our equity in earnings of joint ventures related to the InterContinental Prague. The following table presents the components of earnings resulting from the operations of the InterContinental Prague (in thousands):

	Years ended December 31,	
	2005	2004
Net income	$2,931	$ 832
Depreciation	2,096	3,171
Interest	1,337	1,383
Current taxes	1,116	1,419
Deferred taxes	(342)	(497)

- We have an asset management agreement with SHC LLC that commenced on June 29, 2004, under which we manage the day-to-day business of SHC LLC and its seven hotels for an annual fee of $5.0 million. During the years ended December 31, 2005 and 2004, we recognized $5.0 million and $2.5 million, respectively, of asset management fees from SHC LLC, which is included in Other income, net in the accompanying statements of operations.
- We had non-income related state, local and franchise taxes of $1.0 million and $0.4 million for the years ended December 31, 2005 and 2004, respectively.
- We sold assets and recorded a gain of $42,000 for the year ended December 31, 2005 and a loss of $0.3 million for the year ended December 31, 2004.
- We had foreign exchange gains (losses) of $68,000 and $(0.6 million) for the years ended December 31, 2005 and 2004, respectively. In addition, included in our equity in earnings of joint ventures related to the InterContinental Prague (described above) is $2.1 million and $0.5 million of foreign exchange gains. In the future, unfavorable exchange rate fluctuations could adversely affect the results of operations.

Income Tax Expenses. Prior to the IPO, we were not subject to U.S. federal and certain state income taxes, which were the responsibility of the members of our accounting predecessor. We were subject to certain foreign income taxes payable by our foreign subsidiaries. We were required to make tax distributions to our members and holders of certain convertible limited partnership interests. These tax distributions were equal to each member's or holder's allocable share of our taxable income times the highest U.S. federal and state income tax rate applicable to any member.

We made an election to qualify, beginning in our 2004 tax year, as a REIT under Sections 856 through 860 of the Internal Revenue Code. As a REIT, we generally will not be subject to U.S. federal income tax if we meet the REIT requirements of the code. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to state and local income taxes and to U.S. federal income tax and excise tax on our undistributed income. In addition, taxable income from our taxable REIT subsidiaries is subject to U.S. federal, state and local income taxes. Also, the foreign countries where we have operations do not recognize REITs under their respective tax law. Accordingly, we recognize income taxes for these jurisdictions in accordance with GAAP, as necessary. In particular, our Mexican operation has performed well and when its operating results are combined with inflationary and foreign exchange effects particular to the Mexican tax code, our tax expense is impacted, driving significant current and deferred tax expense.

For the years ended December 31, 2005 and 2004, income tax expense is summarized as follows (in thousands):

	2005	2004
Current tax (expense) benefit:		
Europe	$ 1,659	$ 139
Mexico	(3,364)	219
	(1,705)	358
Deferred tax benefit (expense):		
Europe	(1,307)	(947)
Mexico	(86)	(1,799)
United States	1,800	—
	407	(2,746)
Total income tax expense	$(1,298)	$(2,388)

Minority Interests. Prior to the IPO, we acquired certain hotels through the formation of limited partnerships and a limited liability company that we controlled, but which had minority equity owners. Operating profits allocated to the minority owners of the limited partnership and limited liability company units were recorded as minority interests. Subsequent to the IPO, we record minority interest income or expense based on the percentage of SHC Funding we do not own. The earnings or losses from the InterContinental Chicago and Miami attributable to the 15% minority interest are normally reflected as minority interest expense; however, based on the partnership agreements with IHG, we receive a preferred return of all the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. That threshold was not exceeded in 2005; therefore the results of those properties in 2005 did not have an effect on minority interest. Minority interest expense (excluding discontinued operations) increased by $5.5 million to $3.5 million of expense for the year ended December 31, 2005 from $2.0 million of income for the year ended December 31, 2004.

Income from Discontinued Operations. As described under "—Recent Trends and Events—Sales of Hotels", we sold one hotel in the first quarter of 2004 and two hotels in the fourth quarter of 2005, and consistent with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", reclassified the results of operations for these hotels as discontinued operations for the years ended December 31, 2005 and 2004. Income from discontinued operations amounted to $19.5 million and $65.4 million for the years ended December 31, 2005 and 2004, respectively.

Operating Results

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

The following table presents our total portfolio and Comparable REIT Assets, as defined on page 34, operating results for the years ended December 31, 2004 and 2003, including the amount and percentage change in these results between the two periods. Our total portfolio represents the results of operations included in the consolidated statements of operations (in thousands, except operating data).

	Total Portfolio				Comparable REIT Assets			
	2004	2003	Change($)	Change(%)	2004	2003	Change($)	Change(%)
Revenues:								
Rooms	$248,371	$ 297,542	$(49,171)	(16.5)%	$162,943	$149,344	$ 13,599	9.1%
Food and beverage	138,480	158,158	(19,678)	(12.4)%	94,837	87,459	7,378	8.4%
Other hotel operating revenue	49,827	54,393	(4,566)	(8.4)%	38,086	36,272	1,814	5.0%
	436,678	510,093	(73,415)	(14.4)%	295,866	273,075	22,791	8.3%
Lease revenue	24,233	27,638	(3,405)	(12.3)%	17,289	20,150	(2,861)	(14.2)%
Total revenues	460,911	537,731	(76,820)	(14.3)%	313,155	293,225	19,930	6.8%
Operating Costs and Expenses:								
Hotel operating expenses	338,779	394,187	(55,408)	(14.1)%	225,643	204,831	20,812	10.2%
Lease expense	6,446	—	6,446	100.0%	4,492	—	4,492	100.0%
Depreciation and amortization	57,275	78,760	(21,485)	(27.3)%	34,896	34,900	(4)	0.0%
Corporate expenses	28,845	21,912	6,933	31.6%	—	—	—	—
Total operating costs and expenses	431,345	494,859	(63,514)	(12.8)%	265,031	239,731	25,300	10.6%
Operating income	29,566	42,872	(13,306)	(31.0)%	$ 48,124	$ 53,494	$ (5,370)	(10.0)%
Interest expense, net	(60,936)	(101,453)	40,517	(39.9)%				
Loss on early extinguishment of debt	(20,874)	(13,121)	(7,753)	59.1%				
Other income (expenses), net	549	(7,031)	7,580	(107.8)%				
Loss before income taxes, minority interests and discontinued operations	(51,695)	(78,733)	27,038	(34.3)%				
Income tax (expense) benefit	(2,388)	2	(2,390)	(119,500.0)%				
Minority interests	1,993	(2,895)	4,888	(168.8)%				
Loss from continuing operations	(52,090)	(81,626)	29,536	(36.2)%				
Income from discontinued operations	65,423	25,432	39,991	157.2%				
Net income (loss)	$ 13,333	$ (56,194)	$ 69,527	(123.7)%				
Reconciliation of Comparable REIT Assets Operating Income to Operating Income:								
Comparable REIT Asset operating income					$ 48,124	$ 53,494	$ (5,370)	(10.0)%
Corporate expenses					(28,845)	(21,912)	(6,933)	31.6%
Corporate depreciation and amortization					(191)	(289)	98	(33.9)%
Non-Comparable REIT Asset operating income					10,478	11,579	(1,101)	(9.5)%
Operating Income					$ 29,566	$ 42,872	$(13,306)	(31.0)%
Operating Data(1):								
Number of hotels	12	17			10	10		
Number of rooms	5,089	8,002			4,551	4,551		
RevPAR	$ 130.09	$ 127.84	$ 2.25	1.8%	$ 118.98	$ 114.10	$ 4.88	4.3%

(1) Properties owned through unconsolidated joint ventures and properties included in discontinued operations at the end of the periods presented are excluded from these numbers. The number of hotels and rooms above exclude the Distributed Properties, although the operations of the Distributed Properties are included in our results of operations through June 29, 2004.

In February 2003, we sold four hotels; in June 2003, we sold one hotel; in February 2004, we sold one hotel; and in October 2005, we sold 2 hotels. The results of operations for these hotels are included in income from discontinued operations for the years ended December 31, 2004 and 2003. The comments below regarding revenue and operating expenses do not address the operating results of the hotels that we sold during 2005, 2004 and 2003 that are included in Income from discontinued operations. Based on the continued cash flow we generate from our asset management agreement with SHC LLC, the Distributed Properties are not reflected as discontinued operations in our operating results. 51

Operating Income. Operating income for the total portfolio decreased $13.3 million, or 31.0%, to $29.6 million for the year ended December 31, 2004, from $42.9 million for the year ended December 31, 2003. This decrease in operating income is due to the following events:

(a) a $6.9 million decrease attributable to an increase in corporate expenses explained below;

(b) a $6.4 million decrease attributable to lease expense at the Hamburg Marriott and Paris Marriott, which were recorded as leases commencing June 29, 2004; and

(c) a $2.9 million decrease attributable to the Distributed Properties to SHC LLC that are reflected in the year ended December 31, 2003 amounts, but only from January 1, 2004 to June 29, 2004 for the corresponding period in 2004; offset by

(d) a $3.0 million increase (excluding lease expense at the Hamburg Marriott) attributable to the purchase of the remaining 65% of the Hamburg Marriott in February 2004. For the period from March 1, 2004 to December 31, 2004 this was recorded as lease revenue, which is reflected in operating income in the accompanying statements of operations, however for the period from January 1, 2004 to February 29, 2004 and for the year ended December 31, 2003, our 35% interest in the hotel was recorded as earnings of joint venture and is reflected in Other income (expenses), net in the accompanying statements of operations.

On June 29, 2004, the Hyatt Regency New Orleans hotel was converted from an operating lease to a management contract. The results for the period from June 29, 2004 to December 31, 2004 are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results. For the period from January 1, 2004 to June 29, 2004, and for the year ended December 31, 2003, the results are only reflected in lease revenue in the accompanying operating results.

On June 29, 2004, our leasehold interest in the Paris Marriott was subleased to a third party operator. For the period from June 29, 2004 to December 31, 2004, the net results are reflected in lease revenue in the accompanying operating results. For the period from January 1, 2004 to June 29, 2004 and for the year ended December 31, 2003, the results are reflected in each line item of hotel operating revenues and expenses (excluding lease revenue) in the accompanying operating results. These events affect each line item comprising hotel operating revenues and expenses, but do not affect hotel operating income.

Due to the events mentioned above, we believe that an analysis of changes in each line item comprising total portfolio hotel operating income is not reflective of the operating results of the hotels. A more relevant approach is to analyze the changes of hotel operating income of the Comparable REIT Assets for the years ended December 31, 2004 and 2003, as described below.

Total Revenues. For the total portfolio, hotel operating revenues, including lease revenue, decreased $76.8 million or 14.3% to $460.9 million for the year ended December 31, 2004, from $537.7 million for the year ended December 31, 2003.

For the Comparable REIT Assets, hotel operating revenues, including lease revenue, increased $19.9 million, or 6.8%, to $313.2 million for the year ended December 31, 2004, from $293.2 million for the year-ended December 31, 2003.

Rooms. For the total portfolio, room revenue decreased $49.2 million, or 16.5%, to $248.4 million for the year ended December 31, 2004, from $297.5 million for the year ended December 31, 2003. RevPAR from our total portfolio for the year ended December 31, 2004 increased by 1.8% from the year ended December 31, 2003. The components of RevPAR from our total portfolio for the years ended December 31, 2004 and 2003 are summarized as follows:

	Years Ended December 31,	
	2004	2003
Occupancy	70.2%	68.7%
Average daily rate	$185.28	$186.14
RevPAR	$130.09	$127.84

For the Comparable REIT Assets, room revenue increased $13.6 million, or 9.1%, to $162.9 million for the year ended December 31, 2004, from $149.3 million for the year ended December 31, 2003. The increase in room revenue is mainly due to increased occupancy for the period. ADR has also increased slightly for the year compared to the prior year, regaining ADR particularly in the last months of the year. Corporate travel restrictions implemented in late 2001 and early 2002 continue to impact occupancy; however, gains in rates have been negotiated and contracted.

RevPAR from our Comparable REIT Assets for the year ended December 31, 2004 increased by 4.3% from the year ended December 31, 2003. The components of RevPAR from our Comparable REIT Assets for the years ended December 31, 2004 and 2003 are summarized as follows:

	Years Ended December 31,	
	2004	2003
Occupancy	67.4%	65.6%
Average daily rate	$176.65	$174.02
RevPAR	$118.98	$114.10

The 4.3% increase in RevPAR for the Comparable REIT Assets resulted from a 1.8 percentage-point increase in occupancy and a 1.5% increase in the average daily rate. The increase in RevPAR seen in many of our major urban markets is a reflection of the gradually improving economic conditions in these markets in 2004 and the severe impact the war in Iraq had on occupancy levels in 2003. Increases in RevPAR for 2004 include the Loews Santa Monica Beach Hotel with a 17.0% increase, the Four Seasons Punta Mita with a 12.9% increase, and the Hyatt Regency Phoenix with a 6.9% increase. These increases were partially offset by a 5.3% RevPAR decrease at the Hyatt Regency New Orleans.

Food and Beverage. For the total portfolio, food and beverage revenue decreased $19.7 million, or 12.4%, to $138.5 million for the year ended December 31, 2004, from $158.2 million for the year ended December 31, 2003.

For the Comparable REIT Assets, food and beverage revenue increased $7.4 million, or 8.4%, to $94.8 million for the year ended December 31, 2004, from $87.5 million for the year ended December 31, 2003. This increase is primarily driven by the increase in occupancy and aggressive marketing to the local customer, which has improved results for our local catering.

Other Hotel Operating Revenue. For the total portfolio, other hotel operating revenue decreased $4.6 million, or 8.4% to $49.8 million for the year ended December 31, 2004, from $54.4 million for the year ended December 31, 2003.

For the Comparable REIT Assets, other hotel operating revenue increased $1.8 million, or 5.0% to $38.1 million for the year ended December 31, 2004, from $36.3 million for the year ended December 31, 2003. The increased occupancy led to increases in many of the other hotel operating revenue streams at the properties; however, these increases continued to be offset by the decline in telephone revenues, primarily caused by the increased use of cell phones. On a per occupied room basis, telephone revenues decreased 27.6% during 2004 compared to 2003.

Lease Revenue. For the total portfolio, lease revenue decreased $3.4 million, or 12.3% for the year ended December 31, 2004 as compared to the same period in 2003.

For the Comparable REIT Assets, lease revenue decreased $2.9 million, or 14.2% for the year ended December 31, 2004 as compared to the corresponding period of 2003. Lease revenue for the year ended December 31, 2004 includes lease revenue from the Paris Marriott, which began being recorded as a lease subsequent to June 29, 2004. Lease revenue for the year ended December 31, 2003 and for the first half of 2004 includes lease revenue from the Hyatt New Orleans hotel, which was converted to a management agreement in connection with the IPO.

Operating Costs and Expenses

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the years ended December 31, 2004 and 2003, including the amount and percentage changes in these results between the two periods (in thousands).

	Total Portfolio				Comparable REIT Assets			
	2004	2003	Change($)	Change(%)	2004	2003	Change($)	Change(%)
Hotel operating expenses:								
Rooms	$ 62,772	$ 77,588	$(14,816)	(19.1)%	$ 36,731	$ 32,280	$ 4,451	13.8%
Food and beverage	106,131	123,204	(17,073)	(13.9)%	70,196	64,883	5,313	8.2%
Other departmental expenses	125,803	140,117	(14,314)	(10.2)%	88,768	80,982	7,786	9.6%
Management fees	16,351	18,330	(1,979)	(10.8)%	12,885	12,686	199	1.6%
Other property level expenses	27,722	34,948	(7,226)	(20.7)%	17,063	14,000	3,063	21.9%
Total hotel operating expenses	$338,779	$394,187	$(55,408)	(14.1)%	$225,643	$204,831	$20,812	10.2%

For the total portfolio, hotel operating expenses decreased $55.4 million, or 14.1% for the year ended December 31, 2004 as compared to the same period in 2003.

For the Comparable REIT Assets, hotel operating expenses increased $20.8 million, or 10.2% for the year ended December 31, 2004 as compared to the same period in 2003. This increase in hotel operating expenses is primarily related to the increase in salaries, wages and related benefits ($9.8 million), administration and general costs ($1.6 million), marketing costs ($2.1 million), maintenance ($1.5 million), travel commissions ($2.3 million), utilities ($1.5 million) and real estate taxes ($0.9 million).

Lease Expense. In connection with the IPO, we recorded a sale and leaseback of the Paris Marriott and Hamburg Marriott as of June 29, 2004 and now record lease expense on our statements of operations. In connection with these transactions, we also recorded a deferred gain.

For the total portfolio, net lease expense of $6.4 million on the accompanying consolidated statement of operations for the year ended December 31, 2004 includes an offset for the realized portion of the deferred gain of $2.2 million. See note 3—Property and Equipment in the consolidated financial statements for more information.

For the Comparable REIT Assets, net lease expense of $4.5 million for year ended December 31, 2004 includes an offset for the realized portion of the deferred gain of $2.1 million related to the Paris Marriott. See note 3—Property and Equipment in the consolidated financial statements for more information.

Depreciation and Amortization. For the total portfolio, depreciation and amortization decreased $21.5 million, or 27.3%, for the year ended December 31, 2004 as compared to the same period in 2003.

For the Comparable REIT Assets, depreciation and amortization decreased $4,000 for the year ended December 31, 2004 as compared to the same period in 2003.

Corporate Expenses. Corporate expenses increased by $6.9 million to $28.8 million for the year ended December 31, 2004 from $21.9 million for the same period in 2003. These expenses consist primarily of payroll and related costs, unit appreciation rights and restricted stock unit plan expense, professional fees, travel expenses and office rent. The increase of $6.9 million is primarily attributable to:

- a $2.4 million increase in severance expense;
- a $4.2 million increase in compensation expense related to restricted stock units issued;
- a $2.3 million increase in professional fees due to additional legal, consulting, tax and public relations fees related to operating as a public company;
- a $0.3 million increase in recruiting and relocation fees; and
- a $0.3 million increase in terminated acquisition costs; offset by
- a $1.2 million decrease in unit appreciation rights plan expense; and
- a $1.8 million decrease as a result of our settled litigation with Marriott.

Interest Expense, Net. The $40.5 million decrease in interest expense, net for the year ended December 31, 2004 as compared to the year ended 2003 was due to:

- a $30.2 million decrease attributable to lower average borrowings;
- a $7.8 million decrease due to lower average rates;
- a $2.1 million decrease in amortization of deferred financing costs; and
- a $2.0 million decrease applicable to incremental interest costs associated with the repayment of our 1999 and 2001 commercial mortgage-backed securities loans as well as certain mezzanine and mortgage debt; offset by
- a $0.2 million increase related to the mark-to-market of derivative instruments; and
- a $1.4 million decrease in interest income.

The components of Interest expense, net for the years ended December 31, 2004 and 2003 are summarized as follows (in thousands):

	Years ended December 31,	
	2004	**2003**
Mortgage debt	$(52,321)	$ (82,901)
Bank credit facility	(1,342)	(72)
Convertible debt	(3,967)	(14,561)
Amortization of deferred financing costs	(4,188)	(6,303)
Mark-to-market of derivative instruments	(373)	(222)
Interest income	1,255	2,606
Total interest expense, net	$(60,936)	$(101,453)

Including convertible debt in 2003, the weighted average debt outstanding for the years ended December 31, 2004 and 2003 amounted to $1.0 billion and $1.6 billion, respectively, and the weighted average interest rates were 5.57% and 6.06%. At December 31, 2004, including the effect of interest rate swaps, 44.2% of our total debt had variable interest rates and 55.8% had fixed interest rates.

Loss on Early Extinguishment of Debt. On June 29, 2004, we repaid the floating rate CMBS 2003 using a portion of proceeds from the IPO and the 2004 mortgage loan financings as described in note 7 to the consolidated financial statements, and wrote off the unamortized deferred financing costs applicable to issuing this debt. This write-off, which amounted to $22.9 million, has been reported as Loss on early extinguishment of debt ($21.8 million) and Income from discontinued operations ($1.1 million) in the consolidated statement of operations for the year ended December 31, 2004.

On June 29, 2004, the U.S. dollar denominated mortgage debt secured by one domestic hotel (fixed rate loan) and our two Mexican hotels (variable rate loans) were repaid with proceeds of the financing described in note 7 to the consolidated financial statements, and we wrote off the unamortized deferred financing costs applicable to issuing these loans. This write-off, which amounted to $1.2 million, has been reported as Loss on early extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2004.

On January 30, 2004, we repaid an outstanding note and accrued interest payable to the City of Burbank for $6.0 million by using cash reserves held by the CMBS 2003 loan trustee. The CMBS 2003 financing required us to fund cash reserves applicable to the loan and accrued interest payable to the City of Burbank. In connection with the payoff of the Burbank loan on January 30, 2004, the CMBS 2003 loan trustee returned the excess cash reserves in the amount of $3.7 million to us. We recognized a gain of $2.2 million on the retirement of this debt that has been reported as a reduction of Loss on early extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2004.

On January 29, 2003, we cancelled our bank credit facility and retired the 1999 and 2001 commercial mortgage-backed securities loans as well as certain mezzanine and mortgage debt as described in note 7 to the consolidated financial statements. In connection with these transactions, we wrote off the unamortized deferred financing costs applicable to issuing this debt. This write-off, which amounted to $12.6 million, was reported as Loss on early extinguishment of debt ($10.9 million) and Income from discontinued operations ($1.7 million), in our consolidated statement of operations for the year ended December 31, 2003.

In connection with the Paris Marriott sale described in note 3 to the consolidated financial statements, we retired the mortgage debt applicable to the Paris Marriott and wrote off unamortized deferred financing costs of $2.2 million. This write off is included in Loss on early extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2003.

Other Income (Expenses), Net. Other income (expenses), net includes our pro rata share of earnings or losses of hotel joint ventures, asset management fees, non-income related state, local and franchise taxes, foreign exchange realized gains and losses, the change in value of our foreign currency forward exchange contracts prior to their distribution, as well as other miscellaneous income and expenses. Other income (expenses), net amounted to $0.5 million of income for the year ended December 31, 2004 and $7.0 million of expense for the year ended December 31, 2003. The net change of $7.6 million is primarily attributable to the following factors:

- We had two foreign currency forward exchange contracts with a combined notional amount of 1.62 billion Czech Koruna ($50.0 million) that were designated as hedges of our net investment in the Prague hotel joint venture. A portion of these contracts was deemed ineffective and, as such, does not qualify for hedge accounting. Accordingly, changes in the value of these forward exchange contracts are recorded in Accumulated other comprehensive income (loss) (to the extent deemed effective) and to Other income (expenses), net (to the extent deemed ineffective). When marking these contracts to market, we recorded expenses of $2.7 million and $6.5 million for the years ended December 31, 2004 and 2003, respectively. All of our forward currency contracts were distributed to SHC LLC on June 29, 2004 and as of December 31, 2005 and 2004 we did not have any forward currency contracts.

- During the years ended December 31, 2004 and 2003, we recorded $0.7 million of net income and $0.5 million of net loss, respectively, in our equity in earnings of joint ventures. The net increase in income is due primarily to $2.4 million of expenses paid in 2003 for the settlement of a swap agreement related to the Prague joint venture. This is offset by the reduction of equity in earnings of the Hamburg joint venture of $1.0 million as a result of the purchase of the remaining 65% of the Hamburg Marriott in February 2004.
- We had non-income related state, local and franchise taxes of $0.4 million and $0.2 million for the years ended December 31, 2004 and 2003, respectively.
- We have an asset management agreement with SHC LLC that commenced on June 29, 2004, under which we manage the day-to-day business of SHC LLC and its seven hotels for an annual fee of $5.0 million. During the year ended December 31, 2004, we recognized $2.5 million of income related to this agreement.

Income Tax Expenses. Prior to the IPO, we were not subject to U.S. federal and certain state income taxes, which were the responsibility of the members of our accounting predecessor. We were subject to certain foreign income taxes payable by our foreign subsidiaries. We were required to make tax distributions to our members and holders of certain convertible limited partnership interests. These tax distributions were equal to each member's or holder's allocable share of our taxable income times the highest U.S. federal and state income tax rate applicable to any member.

At December 31, 2004, we elected to qualify, beginning in our 2004 tax year, as a REIT under Sections 856 through 860 of the Internal Revenue Code. As a REIT, we generally will not be subject to U.S. federal income tax if we meet the REIT requirements of the code. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we may be subject to state and local income taxes and to U.S. federal income tax and excise tax on our undistributed income. In addition, taxable income from our taxable REIT subsidiaries is subject to U.S. federal, state and local income taxes. Also, the foreign countries where we have operations do not necessarily recognize REITs under their respective tax law. Accordingly, we recognize income taxes for these jurisdictions in accordance with GAAP, as necessary. In particular, our Mexican operation has performed well and when its operating results are combined with inflationary and foreign exchange effects particular to the Mexican tax code, our tax expense is impacted, driving significant current and deferred tax expense.

For the years ended December 31, 2004 and 2003, income tax (expense) benefit is summarized as follows (in thousands):

	Years Ended December 31,	
	2004	**2003**
Current benefit (expense)	$ 358	$(32,236)
Deferred (expense) benefit	(2,746)	32,238
Income tax (expense) benefit	$(2,388)	$ 2

Income taxes changed by $2.4 million for the year ended December 31, 2004 as compared to the same period in 2003. This change is primarily due to net tax benefits as a result of the July 2003 sale of the Paris Marriott, and deferred tax benefit as a result of the Mexican asset tax refund received in 2004.

Minority Interests. Prior to the IPO, we acquired certain hotels through the formation of limited partnerships and a limited liability company that we control, but which have minority equity owners. Operating profits allocated to the owners of the limited partnership and limited liability company units are recorded as minority interests. Subsequent to the IPO, we record minority interest income or expense based on the percentage of SHC Funding we do not own. Minority interests (excluding discontinued operations) changed by $4.9 million to $2.0 million of income for the year ended December 31, 2004 from $2.9 million of expense for the year ended December 31, 2003.

Income from Discontinued Operations. As described under "—Recent Trends and Events—Sales of Hotels", we sold four hotels during the first quarter of 2003 and one hotel in the second quarter of 2003, one hotel in the first quarter of 2004, and two hotels in the fourth quarter of 2005, and consistent with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", reclassified the results of operations for these hotels as discontinued operations for the years ended December 31, 2004 and 2003. Income from discontinued operations amounted to $65.4 million and $25.4 million for the years ended December 31, 2004 and 2003, respectively.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures, including:

- recurring maintenance expenditures necessary to maintain our properties properly;
- interest expense and scheduled principal payments on outstanding indebtedness;
- capital expenditures incurred to improve our properties;
- acquisitions;
- future distributions paid to our common stockholders to maintain our REIT status;
- future distributions paid to our preferred stockholders; and
- future distributions to minority interests.

Historically, we have satisfied our short-term liquidity requirements through our existing working capital and cash provided by our operations. We believe that our existing working capital, our new revolving credit facility described below and cash provided by operations will continue to be sufficient to meet our short-term liquidity requirements for at least the next 12 months.

Capital expenditures for the years ended December 31, 2005, 2004 and 2003 amounted to $39.4 million, $22.8 million and $28.4 million, respectively. Included in the 2005 amount is $2.1 million of capitalized interest. For the year ended December 31, 2006, we expect to fund hotel FF&E reserve projects of approximately $21.0 million and owner-funded projects of approximately $14.0 million. In addition, we expect to fund expenditures for reconstruction at the Hyatt Regency New Orleans through insurance proceeds and our line of credit, depending on the timing of the receipt of the insurance proceeds.

Bank credit facility. On November 9, 2005, we entered into a new bank credit agreement with a group of lenders led by Wachovia Capital Markets, LLC and Deutsche Bank Securities Inc. This new agreement replaced the previous agreement that was entered into on June 29, 2004. The new agreement provides for a $125.0 million revolving loan and expires November 9, 2009, subject to a one-year extension at the borrowers' option. The initial borrowing base is based on a minimum of seven qualified properties (as defined in the agreement). SHR guaranteed the loan and pledged its interest in SHC Funding as collateral for this loan. Certain subsidiaries of SHC Funding also guaranteed the loan and SHC Funding's interest in certain subsidiaries have been pledged as collateral for this loan. Interest is payable monthly at LIBOR plus a spread of 1.50% to 2.75% (initially 1.50%) depending on a leverage test. Additionally, there is an unused commitment fee of 0.30% per annum of the unused revolver balance if the average daily-unused amount is less than $62.5 million or 0.20% per annum of the unused revolver balance if the average daily-unused amount is greater than $62.5 million. As of March 2, 2006 there was no balance outstanding under this facility.

Our bank credit facility contains financial and other restrictive covenants. As of December 31, 2005, our ability to borrow under this facility is subject to financial covenants including:

- minimum tangible net worth of $325.0 million, plus 75% of proceeds we receive from any new issuance of common stock;
- minimum ratio of consolidated EBITDA to cash interest expense of 2.0;
- minimum ratio of consolidated EBITDA to fixed charges, as defined, of 1.2;
- the ratio of consolidated indebtedness to gross asset value may not exceed 75%;
- borrowings outstanding under the facility shall not exceed 2.5 times adjusted Net Operating Income (NOI) for the last 12 months;
- the net asset value of qualified properties must be more than 1.5 times the revolving loan commitment amount;
- total construction costs must not exceed 15% of the gross asset value of all properties combined (excluding construction costs related to the Hyatt Regency New Orleans);
- the net asset value of unconsolidated subsidiaries must not exceed 25% of the gross asset value of all properties combined; and
- the sum of total construction costs and the net asset value of unconsolidated subsidiaries described above must not exceed 35% of the gross asset value of all properties combined.

Our compliance with these covenants in future periods will depend substantially on the financial results of our hotels, including business interruption insurance proceeds related to damage at the Hyatt Regency New Orleans, the timing and recognition of which is uncertain. The credit facility also contains customary restrictive covenants, including the following:

- asset sales must be for at least 85% cash or cash equivalents, on a bona fide arms length basis;
- restricted payments, including dividends, may not exceed 90% of funds from operation, as defined (subject to dividend payments to preserve our REIT status);
- there may be no additional indebtedness or guaranties other than (i) property-level non-recourse indebtedness on to-be-acquired assets, (ii) the $208.5 million fixed rate mortgage loan and the $350.0 million floating rate note that were issued pursuant to indentures with LaSalle Bank, N.A., as note trustee for the benefit of the noteholders; (iii) certain existing mortgage indebtedness; and (iv) ordinary course obligations; and
- neither we nor SHC Funding will be allowed to enter into a merger or a similar transaction unless SHC Funding is the surviving entity and there is no change in the type of business conducted, or the transaction is approved in advance by the lenders.

As of December 31, 2005, we are compliant with the above financial and other restrictive covenants.

Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties, and the costs associated with acquisitions of properties that we pursue.

Historically, we have satisfied our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations, long-term property mortgage indebtedness, bank credit facilities and through the issuance of additional equity securities. We believe that these sources of capital will continue to be available to us in the future to fund our long-term liquidity requirements. However, there are certain factors that may have a material adverse effect on our access to these capital sources. Our ability to incur additional debt is dependent upon a number of factors, including our degree of leverage, the value of our unencumbered assets (if any) and borrowing restrictions imposed by existing lenders. Our ability to raise funds through the issuance of equity securities is dependent upon, among other things, general market conditions for REITs and market perceptions about us. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but equity and debt financing may not be consistently available to us on terms that are attractive or at all.

Equity Securities

As of December 31, 2005, we had 521,520 restricted stock units outstanding, of which 296,859 were vested. The following table presents the changes in our issued and outstanding shares of common stock and operating partnership units since December 31, 2004 (excluding restricted stock units):

	Common Shares	Operating Partnership Units Represented by Minority Interests	Total
Outstanding at December 31, 2004	30,035,701	9,401,859	39,437,560
Common stock offering	12,765,000	—	12,765,000
Units converted into common stock	1,035,768	(1,035,768)	—
Restricted stock units redeemed for common shares	41,804	—	41,804
Outstanding at December 31, 2005	43,878,273	8,366,091	52,244,364

Cash Flows

Operating Activities. Net cash provided by operating activities was $36.4 million for the year ended December 31, 2005, compared to net cash used in operating activities of $12.7 million for the year ended December 31, 2004. Cash flow from operations increased primarily because of our increase in hotel operating income as well as a decrease in interest expense. Due to the distribution of seven hotels to SHC LLC, our historical cash flows are not indicative of our cash flows subsequent to the completion of the IPO.

Investing Activities. Net cash used in investing activities was $389.9 million for the year ended December 31, 2005, compared to net cash provided by investing activities of $69.8 million for the year ended December 31, 2004. The significant investing activities during these periods are summarized below:

- We purchased the Fairmont Chicago for approximately $158.0 million in September 2005.
- We acquired joint venture interests in the Chicago and Miami InterContinental hotels for $285.4 million in April 2005.
- We purchased the Ritz-Carlton Half Moon Bay for approximately $123.2 million in August 2004.
- We sold two hotels during the year ended December 31, 2005 for net sale proceeds of $76.3 million and one hotel during the year ended December 31, 2004 for net sales proceeds of $156.4 million.
- As a result of the Hamburg Marriott sale and leaseback transaction in February 2004, we received cash distributions from the Hamburg hotel joint venture aggregating $10.4 million.
- Primarily using additional proceeds from a mortgage debt financing in January 2004, the Prague joint venture made additional distributions to its owners and our share of these payments amounted to $3.3 million in the first quarter of 2004, and $1.9 million in the second quarter of 2004.
- We received $10.0 million of insurance proceeds as a result of the hurricane that struck our Hyatt New Orleans property in August of 2005.

* We disbursed $39.4 million and $22.8 million during the years ended December 31, 2005 and 2004, respectively, related to capital expenditures for renewals, replacements and room renovations.

Financing Activities. Net cash provided by financing activities was $379.6 million for the year ended December 31, 2005 compared to net cash used in financing activities of $126.1 million for the year ended December 31, 2004. The significant financing activities during these periods are summarized below:

* In 2005, we received proceeds from issuance of common stock, net of offering costs of $217.4 million.
* In 2005, we received proceeds from issuance of preferred stock, net of offering costs of $97.6 million and distributed $6.8 million to these preferred shareholders.
* In 2005, we received proceeds from issuance of new mortgage debt of $422.0 million and made net payments on the bank credit facility of $28.0 million.
* In 2005, we made payments on mortgage debt and other debt totaling $277.8 million.
* In 2005, we paid quarterly distributions of $0.22 per share amounting to $29.8 million and SHC Funding also paid quarterly distributions of $0.22 per unit to minority interest holders amounting to $8.0 million.
* In 2004, we received proceeds from issuance of our common stock in the IPO, net of offering costs, of $251.0 million and proceeds from issuance of new mortgage debt and bank credit facility totaling $1.3 billion.
* In 2004, we made payments on mortgage debt and other debt and the bank credit facility totaling $1.4 billion.
* In 2004, we distributed $234.0 million to SHC LLC in connection with the IPO.

Contractual Obligations

The following table summarizes our future payment obligations and commitments as of December 31, 2005 (in thousands):

	Payments Due by Period				
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long-term debt obligations	$ 633,380	$ 2,685	$ 9,697	$614,080	$ 6,918
Interest on long-term debt obligations (1)	173,628	34,607	105,677	32,125	1,219
Bank credit facility	26,000	—	—	26,000	—
Interest on bank credit facility (1)	7,236	1,472	4,415	1,349	—
Operating lease obligations—ground leases and office space	4,067	421	553	160	2,933
Operating leases—Paris Marriott and Hamburg Marriott	406,013	16,834	50,502	33,668	305,009
Total	$1,250,324	$56,019	$170,844	$707,382	$316,079

(1) Interest on variable rate debt obligations is calculated based on the variable rates at December 31, 2005.

Reserve Funds for Capital Expenditures

We maintain each of our hotels in excellent repair and condition and in conformity with applicable laws and regulations and in accordance with the agreed upon requirements in our management agreements with our preferred operators.

We are obligated to maintain reserve funds for capital expenditures at our hotels (including the periodic replacement or refurbishment of furniture, fixtures and equipment) as determined pursuant to the management agreements with our preferred operators. As of December 31, 2005, $20.9 million was in restricted cash reserves for future capital expenditures. Our agreements with hotel operators require us to reserve funds at amounts ranging between 3.0% and 5.0% of the individual hotel's annual revenues and require the funds to be set aside in restricted cash. Amounts are capitalized as incurred. Any unexpended amounts will remain our property upon termination of the management and operating contracts.

Derivative Financial Instruments

We use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. Instruments that meet the hedging criteria are formally designated as hedges at the inception of the derivative contract. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We use outside consultants to determine the fair values of our derivative instruments. Such methods incorporate standard market conventions and techniques such as discounted cash flow analysis and option pricing models to determine fair value. All methods of estimating fair value result in general approximation of value, and such value may or may not actually be realized.

See "Quantitative and Qualitative Disclosures About Market Risk" for additional disclosures related to derivatives and interest rate risk.

Off-Balance Sheet Arrangements

On January 9, 2006, we acquired a 45% managing joint venture ownership interest in the Hotel del Coronado in Coronado, California (San Diego) for our pro rata share of an agreed upon market value of $745.0 million. We own the hotel in partnership with KKR and KSL Resorts. Our capital commitment is limited to our equity investment equal to approximately $70.4 million. The joint venture has obtained $610.0 million of commercial mortgage-backed securities and mezzanine debt financing and a $20.0 million revolving credit facility, concurrent with our acquisition, which are secured by, among other things, a mortgage on the Hotel del Coronado. We account for this investment under the equity method of accounting.

We own a 31% interest in and act as asset managers for a joint venture with two unaffiliated parties that is developing the Four Seasons Residence Club Punta Mita, a luxury vacation home product that will be sold in fractional ownership interests on the property adjacent to our Four Seasons Punta Mita Resort hotel in Mexico. At December 31, 2005, our investment in the joint venture amounted to $2.6 million. We account for this investment under the equity method of accounting.

In August 1999, we and an affiliate of GIC Real Estate Pte Ltd, which we refer to as GIC RE, the real estate investment arm of the Government of Singapore Investment Corporation Pte Ltd, entered into an investment agreement for the purpose of acquiring hotels in certain European markets. The investment agreement period ended during 2002. The investment agreement provided for capital commitments from us and the GIC RE affiliate in amounts that result in us and the GIC RE affiliate effectively owning 35% and 65%, respectively, of hotels acquired.

Concurrent with the execution of the investment agreement, we and the GIC RE affiliate entered into an asset management agreement pursuant to which we agreed to provide various services with respect to acquiring and financing hotels, negotiating third-party management contracts and reviewing hotel operations. Annual management fees are based upon each hotel's earnings before interest, taxes, depreciation and amortization, or EBITDA. We can also earn an incentive fee upon the occurrence of certain events such as the sale of a hotel. However, no incentive fees are payable unless the investors have received proceeds equal to their capital contributions and a specified investment return.

Under the above-described agreements, we and the GIC RE affiliate formed joint ventures that acquired the 277-room Hamburg Marriott in June 2000 and the 364-room InterContinental Prague in August 1999. See the previous discussion related to the Hamburg sale and leaseback transaction and our acquisition of GIC RE's 65% interest in the Hamburg Marriott joint venture under "—Recent Trends and Events—Sales of Hotels".

At December 31, 2005, our investment in the Prague joint venture was $12.9 million. We account for this investment under the equity method of accounting. Our equity in earnings (loss) of hotel joint ventures (included in these amounts are our equity in earnings (loss) in the Prague joint venture and equity in earnings (loss) in the Hamburg joint venture through March 1, 2004), is $2.9 million, $0.7 million and $(0.5 million) for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in Other income (expenses), net in our consolidated statements of operations.

On June 26, 2003, the joint venture owning the InterContinental Prague entered into an agreement to refinance its long-term bank debt. As a result of this refinancing, the loan and all accrued interest payable to Westdeutsche Landesbank Girozentrale was fully repaid using €70.0 million ($78.7 million) of proceeds on July 14, 2003 obtained from the €75.0 million ($84.3 million) loan negotiated with Aareal Bank. An additional €5.0 million ($6.2 million) was funded on January 15, 2004 upon satisfaction of certain conditions, which included the registration of a first ranking mortgage. The loan bears floating interest at EURIBOR plus 1.5% and matures July 15, 2006. At the joint venture's option, the maturity date may be extended to July 15, 2008. Interest and principal is payable quarterly with a final payment of €62.7 million ($74.2 million based on the foreign exchange rate as of December 31, 2005) due on July 15, 2008 (assuming the joint venture utilizes the extension options under the loan). There was €69.6 million ($82.4 million based on the foreign exchange rate as of December 31, 2005) outstanding under this arrangement at December 31, 2005. As a result of the Aareal re-financing and a previous financing, we received distributions from the joint venture of $5.2 million and $5.8 million in the years ended December 31, 2004 and 2003, respectively.

Related Party Transactions

We have in the past engaged in and currently engage in a number of transactions with related parties. See Note 14 "Related Party Transactions" to our financial statements, for a complete discussion of our transactions with related parties.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- ***Impairment of Long-lived Assets.*** We periodically review each property for possible impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. In this analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property's expected cash flow from operations, holding period and proceeds from disposing of the property. The factors addressed in determining estimated proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Judgment is required in determining the discount rate applied to estimated cash flows, growth rate of the properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of these assets as held-for-sale requires the recording of these assets at their net realizable value which can affect the amount of impairment recorded.

- ***Acquisition Related Assets and Liabilities.*** Accounting for the acquisition of a hotel property as a purchase transaction requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property, plant and equipment and intangible assets. We use all available information to make these fair value determinations and, for hotel acquisitions, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Due to inherent subjectivity in determining the estimated fair value of long-lived assets, we believe that the recording of acquired assets and liabilities is a critical accounting policy.

- ***Depreciation and Amortization Expense.*** Depreciation expense is based on the estimated useful life of our assets. The life of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of the assets.

- ***Derivative Instruments and Hedging Activities.*** Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported in the consolidated statements of operations as a component of net income (loss) or as a component of comprehensive income (loss) and as a component of equity on the consolidated balance sheets. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could affect expenses, net income and equity.

- ***New Orleans Estimated Property Damage.*** Subsequent to the hurricane in New Orleans, we estimated the net book value of the property damage sustained by the property. In conjunction with our advisors, consultants and insurance adjustors, we determined approximately $29.7 million of the book value of the property was damaged. This estimate is subject to change as more information becomes available and could have a material effect on our financial statements in the future.

Seasonality

The lodging business is seasonal in nature and we experience some seasonality in our business as indicated in the table below. Revenues for hotels in tourist areas, with group business, and in areas driven by greater climate changes are generally seasonal. Quarterly revenues also may be adversely affected by events beyond our control, such as extreme weather conditions, terror attacks or alerts, airline strikes, economic factors and other considerations affecting travel. Hotel revenues, excluding discontinued operations, by quarter during 2003, 2004 and 2005 were as follows (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2003	$134,966	$132,368	$124,148	$146,249
2004	$140,058	$144,446	$ 78,110(1)	$ 98,297(1)
2005	$106,049(1)	$129,954(1)	$119,617(1)	$137,125(1)

(1) Quarters subsequent to the second quarter of 2004 exclude the results of the Distributed Properties.

The Marriott domestic hotels report their results of operations using a fiscal year consisting of thirteen four-week periods. As a result, for our domestic Marriott branded properties, for all years presented, the first three quarters consist of 12 weeks each and the fourth quarter consists of 16 weeks.

To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into short-term borrowings to pay operating expenses and make distributions to our stockholders.

New Accounting Standards

We are not aware of any accounting standards that we believe will have a material effect on our financial statements during 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The majority of our outstanding debt has a fixed interest rate. We use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. We generally require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designed to hedge. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.

On November 9, 2005, we purchased an interest rate cap with a LIBOR strike price of 8.50%. The interest rate cap was purchased with a notional amount covering our $350.0 million floating rate loan. This cap expires on November 15, 2007.

As required by the joint venture loan agreements with InterContinental Hotels Group, the joint ventures purchased interest rate caps on April 1, 2005 with LIBOR strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were purchased with notional amounts covering the entire $202.0 million of the floating rate notes.

Concurrently with the purchase of the interest rate caps described above, SHC Funding entered into an agreement to sell caps with strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were sold on April 1, 2005 with notional amounts of $202.0 million.

As required by the floating rate loan agreement with GACC entered into on June 29, 2004, we purchased an interest rate cap with a LIBOR strike price of 5.00%. Originally, the interest rate cap was purchased with a notional amount covering $200.0 million of the floating rate notes, but we sold an offsetting cap due to the execution of a swap agreement for a notional amount of $96.0 million with Credit Suisse First Boston. The fixed rate under this swap agreement was 3.62%. This loan was repaid on November 9, 2005 and the related caps were sold. Subsequent to repayment of the loan, the $96.0 million swap was used to hedge the interest rate on corporate floating rate debt.

Unlike our swaps described below, the caps we own as of December 31, 2005 have not been designated as hedges and therefore, the mark to market of the caps is recorded in earnings.

Effective April 15, 2005, we executed $150.0 million in corporate interest rate swap agreements. The agreements effectively fix the interest rate on corporate floating rate debt. The aggregate $150.0 million in swaps were accomplished through five-year swaps of LIBOR into a fixed rate of 4.42 % for a combined notional amount of $75.0 million, and seven-year swaps of LIBOR into a fixed rate of 4.59% for a combined notional amount of $75.0 million.

On June 7, 2005, we executed an additional $50.0 million corporate interest rate swap agreement. The agreement effectively fixes the interest rate on corporate floating rate debt. The swap was accomplished through a seven-year swap of LIBOR into a fixed rate of 4.12%.

As of December 31, 2005, our total outstanding mortgages other debt payable and bank credit facility was approximately $659.4 million, of which approximately $158.9 million, or 24.1%, was variable rate debt. Total variable debt excludes $296.0 million fixed by the interest rate swaps described above. If market rates of interest on our variable rate debt increase by 20%, or approximately 88 basis points, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $1.4 million annually. If market rates of interest on our variable rate debt decrease by 10%, or approximately 44 basis points, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $0.7 million annually.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of the reduced level of overall economic activity that could exist in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Currency Exchange Risk

As we have international operations, currency exchange risk arises as a normal part of our business. We reduce this risk by transacting our international business in local currencies. In this manner, assets and liabilities are matched in the local currency, which reduces the need for dollar conversion. Generally, we do not enter into forward or option contracts to manage our currency exchange risk exposure applicable to net operating cash flows.

To manage the currency exchange risk applicable to equity positions in foreign hotels, we may use long-term mortgage debt denominated in the local currency. In addition, we may enter into forward or option contracts. We do not currently have any currency forward or option contracts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Strategic Hotel Capital, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Strategic Hotel Capital, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income (loss), owners' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Strategic Hotel Capital, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
March 2, 2006

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	December 31, 2005	December 31, 2004
Assets		
Property and equipment	$1,300,250	$ 952,717
Less accumulated depreciation	(217,695)	(222,150)
Net property and equipment	1,082,555	730,567
Goodwill	66,656	66,438
Intangible assets (net of accumulated amortization of $1,340 and $87, respectively)	2,129	1,613
Investment in hotel joint venture	12,886	12,060
Cash and cash equivalents	65,017	40,071
Restricted cash and cash equivalents	32,115	26,979
Accounts receivable (net of allowance for doubtful accounts of $427 and $361, respectively)	31,286	21,056
Deferred financing costs (net of accumulated amortization of $969 and $1,420, respectively)	7,544	11,178
Other assets	122,334	80,388
Insurance recoveries receivable	25,588	—
Total assets	$1,448,110	$ 990,350
Liabilities and Owners' Equity		
Liabilities:		
Mortgages and other debt payable	$ 633,380	$ 489,140
Bank credit facility	26,000	54,000
Accounts payable and accrued expenses	90,486	58,946
Distributions payable	11,531	8,709
Deferred fees on management contracts	—	2,333
Deferred gain on sale of hotels	99,970	119,616
Total liabilities	861,367	732,744
Minority interests in SHCI's operating partnership	76,030	61,053
Minority interests in consolidated hotel joint ventures	11,616	—
Owners' equity:		
8.5% Series A Cumulative Redeemable Preferred Shares ($0.01 par value; 4,000,000 shares issued and outstanding; liquidation preference $25.00 per share)	97,553	—
Common shares ($0.01 par value; 150,000,000 common shares authorized; 43,878,273 and 30,035,701 common shares issued and outstanding, respectively)	439	300
Additional paid-in capital	688,250	483,691
Deferred compensation	(1,916)	(1,731)
Accumulated deficit	(241,613)	(271,873)
Accumulated distributions to shareholders	(53,142)	(13,447)
Accumulated other comprehensive income (loss)	9,526	(387)
Total owners' equity	499,097	196,553
Total liabilities and owners' equity	$1,448,110	$ 990,350

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
Years Ended December 31, 2005, 2004 and 2003
(In Thousands, Except Per Share Data)

	2005	2004	2003
Revenues:			
Rooms	$257,628	$248,371	$ 297,542
Food and beverage	164,838	138,480	158,158
Other hotel operating revenue	53,492	49,827	54,393
	475,958	436,678	510,093
Lease revenue	16,787	24,233	27,638
Total revenues	492,745	460,911	537,731
Operating Costs and Expenses:			
Rooms	62,730	62,772	77,588
Food and beverage	116,493	106,131	123,204
Other departmental expenses	136,559	125,803	140,117
Management fees	15,033	16,351	18,330
Other property level expenses	29,089	27,722	34,948
Lease expense	13,178	6,446	—
Depreciation and amortization	49,824	57,275	78,760
Corporate expenses	21,023	28,845	21,912
Total operating costs and expenses	443,929	431,345	494,859
Operating income	48,816	29,566	42,872
Interest expense	(36,142)	(62,191)	(104,059)
Interest income	2,117	1,255	2,606
Loss on early extinguishment of debt	(7,572)	(20,874)	(13,121)
Other income (expenses), net	8,359	549	(7,031)
Income (loss) before income taxes, minority interests and discontinued operations	15,578	(51,695)	(78,733)
Income tax (expense) benefit	(1,298)	(2,388)	2
Minority interests	(3,508)	1,993	(2,895)
Income (loss) from continuing operations	10,772	(52,090)	(81,626)
Income from discontinued operations	19,488	65,423	25,432
Net Income (Loss)	30,260	13,333	(56,194)
Currency translation adjustments	3,127	11,320	(3,226)
Mark to market of derivatives	4,896	1,323	5,987
Comprehensive Income (Loss)	$ 38,283	$ 25,976	$ (53,433)
Net Income (Loss)	30,260	13,333	(56,194)
Preferred shareholder dividend	(6,753)	—	—
Net Income (Loss) Available to Common Shareholders	$ 23,507	$ 13,333	$ (56,194)
Basic Income (Loss) Per Share:			
Income (loss) from continuing operations available to common shareholders per share	$ 0.11	$ (2.14)	$ (4.81)
Income from discontinued operations per share	0.55	2.69	1.50
Net income (loss) available to common shareholders per share	$ 0.66	$ 0.55	$ (3.31)
Weighted-average common shares outstanding	35,376	24,390	17,002
Diluted Income (Loss) Per Share:			
Income (loss) from continuing operations available to common shareholders per share	$ 0.11	$ (2.14)	$ (4.81)
Income from discontinued operations per share	0.55	2.69	1.50
Net income (loss) available to common shareholders per share	$ 0.66	$ 0.55	$ (3.31)
Weighted-average common shares outstanding	35,577	24,390	17,002

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OWNERS' EQUITY
Years ended December 31, 2005, 2004 and 2003
(In Thousands)

	2005	2004	2003
Members' Capital			
Balance, beginning of year	$ —	$ 875,767	$ 539,457
Formation and structuring transactions	—	(875,767)	—
Issuance of membership units:			
Conversion of 6.5% subordinated debentures, net of deferred costs of $1,318	—	—	120,295
Conversion of 7.5% subordinated debentures	—	—	191,015
Conversion of 8.5% mortgage note	—	—	25,000
Balance, end of year	$ —	$ —	$ 875,767
Distributions to members			
Balance, beginning of year	$ —	$(439,377)	$(177,953)
Formation and structuring transactions	—	439,377	—
Distributions to members	—	—	(261,424)
Balance, end of year	$ —	$ —	$(439,377)
8.5% Series A Cumulative Redeemable Preferred Shares			
Balance, beginning of year	$ —	$ —	$ —
Offering of shares (net of offering costs)	97,553	—	—
Balance, end of year	$ 97,553	$ —	$ —
Common shares			
Balance, beginning of year	$ 300	$ —	$ —
Initial public offering of common shares	—	289	—
Secondary public offering of common shares	128	—	—
Units redeemed for common shares	11	11	—
Balance, end of year	$ 439	$ 300	$ —
Additional paid-in capital			
Balance, beginning of year	$ 483,691	$ —	$ —
Distributions to SHC LLC	446	(246,808)	—
Formation and structuring transactions	—	463,205	—
Issuance of common shares	228,994	283,071	—
Offering costs	(11,726)	(32,320)	—
Restricted stock units granted, net of forfeitures	2,244	6,056	—
Adjustment for minority interest ownership in SHC Funding	(15,399)	10,487	—
Balance, end of year	$ 688,250	$ 483,691	$ —
Deferred compensation			
Balance, beginning of year	$ (1,731)	$ —	$ —
Restricted stock units granted, net of forfeitures	(2,151)	(5,903)	—
Amortization of restricted stock units	1,966	4,172	—
Balance, end of year	$ (1,916)	$ (1,731)	$ —
Accumulated deficit			
Balance, beginning of year	$(271,873)	$(285,206)	$(229,012)
Net income (loss)	30,260	13,333	(56,194)
Balance, end of year	$(241,613)	$(271,873)	$(285,206)
Accumulated distributions to shareholders			
Balance, beginning of year	$ (13,447)	$ —	$ —
Distributions to shareholders	(39,695)	(13,447)	—
Balance, end of year	$ (53,142)	$ (13,447)	$ —
Accumulated other comprehensive income (loss)			
Balance, beginning of year	$ (387)	$ (12,116)	$ (14,877)
Currency translation adjustments	3,127	11,320	(3,226)
Mark to market of derivatives	4,896	1,323	5,987
Adjustment for minority interest ownership in SHC Funding	1,890	(914)	—
Balance, end of year	$ 9,526	$ (387)	$ (12,116)
Total Owners' Equity	$ 499,097	$ 196,553	$ 139,068

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005, 2004 and 2003
(In Thousands)

	2005	2004	2003
Operating Activities:			
Net income (loss)	$ 30,260	$ 13,333	$ (56,194)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (including discontinued operations):			
Minority interests	7,396	(4,831)	2,895
Deferred income tax expense (benefit)	(407)	2,746	(32,238)
Depreciation and amortization	52,606	61,463	88,174
Amortization of deferred financing costs	2,960	4,447	6,896
Impairment losses on goodwill and hotel property	—	12,675	—
Equity in (earnings) losses of joint ventures	(2,818)	(739)	544
Deferred compensation expense	1,966	4,172	—
Gain on sale of assets	(21,202)	(75,982)	(21,072)
Recognition of deferred and other gains, net	(3,594)	(1,895)	—
Loss on early extinguishment of debt	8,115	19,066	14,847
Mark to market of derivatives included in other income (expenses), net	—	2,691	7,060
Mark to market of derivatives included in interest expense	134	384	3,618
Increase in accounts receivable	(13,597)	(2,583)	(903)
Increase in other assets	(43,527)	(4,281)	(5,021)
Increase (decrease) in accounts payable and accrued expenses	18,062	(43,405)	28,032
Net cash provided by (used in) operating activities	36,354	(12,739)	36,638
Investing Activities:			
Proceeds from sale of assets	76,302	156,354	154,549
Distributions from hotel joint ventures	—	15,602	5,775
Acquisition of property and equipment	(158,217)	(122,980)	—
Acquisition of interest in hotel joint venture	(112)	(162)	—
Acquisition of interests in consolidated joint ventures	(285,389)	—	—
Restricted and unrestricted cash acquired	7,399	7,743	—
Decrease (increase) in security deposits related to sale-leasebacks	1,447	(22,600)	—
Insurance proceeds	10,000	—	—
Capital expenditures	(39,427)	(22,832)	(28,367)
(Increase) decrease in restricted cash and cash equivalents	(1,860)	58,704	4,646
Net cash (used in) provided by investing activities	(389,857)	69,829	136,603
Financing Activities:			
Proceeds from issuance of common stock, net of offering costs	217,396	251,040	—
Proceeds from issuance of preferred stock, net of offering costs	97,553	—	—
Proceeds from bank credit facility	135,500	90,500	—
Payments on bank credit facility	(163,500)	(36,500)	—
Proceeds from mortgage debt and other debt	422,000	1,208,500	1,170,000
Payments on mortgage debt and other debt	(277,760)	(1,363,097)	(1,130,170)
Financing costs	(6,983)	(33,622)	(30,733)
Distributions to common shareholders	(29,798)	(6,652)	—
Distributions to preferred shareholders	(6,753)	—	—
Distributions to minority interest holders	(8,047)	(2,343)	(87,997)
Distributions to SHC LLC	(37)	(233,956)	—
Distributions to members	—	—	(261,424)
Proceeds from financing obligation	—	—	184,255
Purchase and redemption of convertible mortgage notes	—	—	(37,750)
Redemption of limited partnership units	—	—	(25,068)
Payment of deferred interest on convertible debentures	—	—	(13,384)
Net cash provided by (used in) financing activities	379,571	(126,130)	(232,271)
Effect of translation adjustment on cash	(1,122)	1,674	3,316
Net change in cash and cash equivalents	24,946	(67,366)	(55,714)
Cash and cash equivalents, beginning of year	40,071	107,437	163,151
Cash and cash equivalents, end of year	$ 65,017	$ 40,071	$ 107,437

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
Years Ended December 31, 2005, 2004 and 2003
(In Thousands)

	2005	2004	2003
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Conversion of debentures and mortgage note to membership units:			
- 6.5% debentures, net of deferred costs of $1,318	$ —	$ —	$(120,295)
- 7.5% debentures	$ —	$ —	$(191,015)
- 8.5% mortgage note	$ —	$ —	$ (25,000)
Members' capital	$ —	$ —	$ 336,310
Acquisition of interest in joint venture			
- Building	$ —	$ 45,482	$ —
- Finance obligation	$ —	$ (50,672)	$ —
- Investment in hotel joint venture	$ —	$ 2,230	$ —
- Net working capital	$ —	$ 3,122	$ —
Acquisition of interests in consolidated hotel joint ventures			
- Investing activities	$(11,616)	$ —	$ —
- Financing activities	$ 11,616	$ —	$ —
Sale of hotels			
- Assets	$ —	$138,014	$ —
- Liabilities	$ —	$247,274	$ —
- Deferred gain	$ —	$109,260	$ —
New Orleans Property Damage—see note 18	$ 29,685	$ —	$ —
Distribution of net liabilities (assets) to SHC LLC	$ 483	$ (12,852)	$ —
Cash Paid For:			
Interest	$(36,093)	$ (63,194)	$(120,067)
Income taxes, net of refunds	$ (6,271)	$ (34,506)	$ (4,061)

Other Transactions:

Redemption of units to common shares—see note 9.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTEL CAPITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Strategic Hotel Capital, Inc. and subsidiaries (SHCI or the Company), which does business as Strategic Hotels & Resorts and is a real estate investment trust, (REIT) was formed in January 2004. SHCI conducts its business activities through its operating subsidiary, Strategic Hotel Funding, L.L.C. (SHC Funding).

SHCI acquires luxury and upper upscale full-service hotels that are subject to long-term management contracts. SHCI's portfolio includes 16 full-service hotel interests located in urban and resort markets in the United States; Paris, France; Mexico City and Punta Mita, Nayarit, Mexico; Hamburg, Germany; and Prague, Czech Republic.

On June 29, 2004, SHCI completed its initial public offering (the IPO) of common stock by issuing 17,600,000 shares at a price of $14.00 per share. Prior to the IPO, 21 hotel interests were owned by Strategic Hotel Capital, L.L.C. (SHC LLC). Concurrent with the IPO, SHC LLC was restructured into two companies, a new SHC LLC, a privately-held entity, with interests, at that time, in seven hotels, and SHCI, a public entity with interests in SHC Funding, the operating partnership in an UPREIT structure that held interests, at that time, in the remaining 14 hotels. Contemporaneous with the IPO, SHC Funding became owned by SHCI, SHC LLC and Strategic Hotel Capital Limited Partnership (SHC LP). For accounting purposes, this transaction is presented as a reverse spin-off whereby SHCI is treated as the continuing entity and the assets retained by the new SHC LLC, and not contributed to SHC Funding, are accounted for as if they were distributed at their historical carrying value through a spin-off to the new SHC LLC. The new SHC LLC also retained available corporate cash on hand prior to the IPO, an $11.8 million liability relating to forward currency contracts, and $129.3 million of outstanding convertible debentures and Class C units of its limited partnerships. These transactions are collectively termed the "Formation and Structuring Transactions." See additional information in note 9.

Subsequent to the IPO, SHCI exercises control over SHC Funding as its managing member and majority membership interest holder and consolidates SHC Funding. SHC Funding's financial results for periods prior to June 29, 2004 include those of the seven properties distributed to the new SHC LLC through the date of the IPO. SHC LLC prior to the IPO is referred to as SHCI's predecessor.

As of December 31, 2005, SHC Funding owned or leased the following 16 hotels:

1. Four Seasons Punta Mita Resort
2. Four Seasons Mexico City
3. Hyatt Regency La Jolla
4. Hyatt Regency Phoenix
5. Hyatt Regency New Orleans
6. Loews Santa Monica Beach Hotel
7. Hilton Burbank Airport
8. Marriott Rancho Las Palmas
9. Marriott Lincolnshire
10. Marriott Champs Elysees Paris
11. Marriott Hamburg
12. Ritz-Carlton Half Moon Bay
13. Fairmont Chicago
14. InterContinental Chicago Hotel (consolidated joint venture)
15. InterContinental Miami Hotel (consolidated joint venture)
16. InterContinental Prague (unconsolidated joint venture)

As of June 29, 2004, SHC LLC owned the following seven hotels (three properties were sold in 2005* and one property was sold in 2006**):

1. Ritz-Carlton Laguna Niguel
2. Hyatt Regency San Francisco
3. Park Hyatt San Francisco
4. Loews Beverly Hills **
5. Westin Santa Clara *
6. The Essex House, a Westin Hotel *
7. Marriott Eastside New York *

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying consolidated financial statements include the financial position and the results of operations of SHCI and its subsidiaries. SHC Funding owns 35% of a hotel joint venture at December 31, 2005, which is accounted for by SHC Funding using the equity method of accounting. At December 31, 2005, SHC Funding also owns 85% controlling interests in two joint ventures that own the InterContinental Chicago and Miami hotels, which are consolidated in the accompanying financial statements.

If SHCI determines that it is the holder of a variable interest in a variable interest entity (VIE) within the meaning of the Financial Accounting Standards Board (FASB) revision to Interpretation No. 46, "Consolidation of Variable Interest Entities" and that SHCI's variable interest will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both, then SHCI will consolidate the entity. For entities that are not considered VIEs, the Company consolidates those entities it controls. It accounts for those entities over which it has a significant influence but does not control on the equity method. Material intercompany transactions and balances have been eliminated in consolidation. Certain amounts included in the consolidated financial statements for prior periods have been reclassified to conform to the current financial statement presentation. These adjustments include reclassifying non-income related taxes from Income tax (expense) benefit on the statements of operations to Other income (expenses), net and reclassifying the Mexican asset tax (which is a variant of income tax) from Other income (expenses), net to Income tax (expense) benefit.

In the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2005, SHCI classifies changes in certain restricted cash balances related to loan and other agreements and security deposits related to sale-leasebacks as investing activities. In the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2004, SHCI reclassified changes in restricted cash balances and security deposits related to sale-leasebacks to be consistent with our 2005 presentation, which resulted in a $46,474,000 increase to investing cash flows, a $69,074,000 decrease to financing cash flows and a $22,600,000 increase to operating cash flows from the amounts previously reported. In the accompanying Consolidated Statement of Cash Flows for the year ended December 31, 2003, SHCI reclassified changes in restricted cash balances to be consistent with our 2005 presentation, which resulted in a $7,637,000 increase to investing cash flows and a $7,637,000 decrease to financing cash flows.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property, Equipment and Depreciation:

Property and Equipment consists of land, a leasehold interest, buildings, building improvements, site improvements and furniture, fixtures and equipment.

Costs directly related to the acquisition of real estate are capitalized. The Company expenses any internal costs related to the pursuit of hotel acquisitions. Any third party costs capitalized in connection with the pursuit of unsuccessful acquisitions are expensed at the time the pursuit is abandoned. Repairs and maintenance are expensed as incurred.

Depreciation is computed on a straight-line basis over the following useful lives:

Leasehold interest	Life of lease (51 years)
Buildings	39 years
Building improvements	5 years
Site improvements	15 years
Furniture, fixtures & equipment	3-5 years

Hotel improvements in progress include amounts paid for capital projects for hotels that are in the process of being renovated or expanded. Completed renovations and improvements are capitalized and depreciated over their estimated useful lives.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets calculated using a discounted cash flows approach. In 2004, SHCI recognized impairment losses on property and equipment of $8,594,000 related to the Schaumburg Marriott due to deteriorating performance and local market conditions. This amount is included in Income from discontinued operations for the year ended December 31, 2004. There was no impairment on property and equipment in 2005 or 2003. Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell.

The Company classifies the operations of hotels sold or to be sold as discontinued operations (note 4).

Goodwill:

Goodwill is reviewed for impairment using a variety of methods at least annually. Impairment testing is conducted using the specific guidance and criteria set forth in Statement of Financial Accounting Standards (SFAS) No. 142. In 2004, SHCI recognized impairment losses on goodwill of $4,081,000. This amount is included in Income from discontinued operations for the year ended December 31, 2004.

Intangible Assets:

Intangible assets consist of a golf course use agreement at the Ritz-Carlton Half Moon Bay that is amortized over the life of the management contract (approximately 14 years) and advanced bookings at the InterContinental Chicago Hotel that are amortized over 1.5 years.

Deferred Financing Costs:

Deferred financing costs consist of costs incurred in connection with obtaining various loans. The deferred financing costs have been capitalized and are being amortized to interest expense over the life of the underlying loan using the straight-line method, which approximates the effective interest method. Upon early extinguishment of the various loans, the unamortized deferred financing costs are written off to loss on early extinguishment of debt.

Deferred Fees on Management Contracts:

In connection with the negotiation of new management contracts on four hotels, certain management companies paid $16,500,000 to the Company. The amounts received had been recorded in the accompanying consolidated balance sheets as Deferred fees on management contracts and were amortized against management fees over the life of the management contracts using the straight-line method. In connection with the Formation and Structuring Transactions described above, three of these hotels, and their respective deferred fees on management contracts, were distributed to the new SHC LLC. The remaining hotel with deferred fees on its management contract was sold on October 7, 2005 (see note 4).

Inventories:

Inventories located at the hotel properties consist of food and beverage stock and in-use and unused inventories of linen, china, glassware and silver. These items are stated at the lower of cost, as determined by an average cost method, or market and are included in Other assets on the accompanying consolidated balance sheets.

Cash and Cash Equivalents:

The Company considers all cash on hand, demand deposits with financial institutions and short-term highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2005 and 2004, Restricted cash and cash equivalents include $20,919,000 and $16,654,000, respectively, that will be used for property and equipment replacement in accordance with hotel management or lease agreements. At December 31, 2005 and 2004, Restricted cash and cash equivalents also include reserves of $11,196,000 and $10,325,000, respectively, required by loan and other agreements.

Capitalized Costs:

Interest expense and project related salary and benefit costs incurred during a renovation period are capitalized and depreciated over the lives of the renovated assets.

Foreign Currency:

Foreign currency-denominated assets and liabilities, where the functional currency is the local currency, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates during the respective periods. Gains and losses from foreign currency translation, where the functional currency is the local currency, are recorded as a separate component of Accumulated other comprehensive income (loss), within shareholders' equity. Foreign currency gains or losses on the hedges of long-term investments are recorded in the currency translation adjustment component of Accumulated other comprehensive income (loss), within shareholders' equity or Other income (expenses) net, as appropriate. Gains and losses on hedges of short-term investments or working capital are recorded currently in the consolidated statements of operations.

Revenue Recognition:

Revenues include rooms, food and beverage and other hotel operating revenue such as long-distance telephone service and space rentals. These revenues are recognized as the related services are delivered. Lease revenues are based on a percentage of hotel revenues or a percentage of adjusted operating profit, as defined in the lease agreements. Lease revenues are recognized on an accrual basis pursuant to the terms of each lease.

When applicable, the revenue recognized does not exceed the minimum percentage ascribed to the level of adjusted operating profit per the lease agreement.

Minority Interests:

Minority interests represent interests held by others in SHC Funding and other entities controlled by SHCI, or for periods prior to the IPO, SHCI's predecessor, SHC LLC. Net income is allocated to minority interests in SHC Funding based on their weighted average ownership percentages during the period.

Income Taxes:

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Code). As a REIT, SHCI generally will not be subject to U.S. federal income tax if it distributes 100% of its annual taxable income to its shareholders. As a REIT, SHCI is subject to a number of organizational and operational requirements. If it fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if it qualifies for taxation as a REIT, it may be subject to foreign, state and local income taxes and to U.S. federal income tax and excise tax on its undistributed income. In addition, taxable income from SHCI's taxable REIT subsidiaries is subject to federal, foreign, state and local income taxes. Also, the foreign countries where SHCI has operations do not recognize REITs under their respective tax laws. Accordingly, SHCI will be subject to tax in those jurisdictions. In particular, SHCI's Mexican operation is subject to taxes under the Mexican tax code, which impacts SHCI's current and deferred tax expense. Prior to the IPO, the Company operated as an LLC and elected partnership status for U.S. Federal and state income tax purposes. The Company was not liable for U.S. Federal income taxes as its members recognized their proportionate share of income or loss in their tax returns. Accordingly, no provision for U.S. Federal income taxes was recorded. The Company was subject to income taxes in certain states and foreign jurisdictions.

Per Share Data:

In accordance with SFAS No. 128, "Earnings Per Share," basic earnings (loss) per share for the years ended December 31, 2005, 2004 and 2003 is computed based on the weighted average common shares outstanding during each period. Diluted earnings (loss) per share is computed based on the weighted average common shares and restricted stock units (note 9) deemed outstanding during the period plus the weighted average common shares that would be outstanding assuming the conversion of minority interests excluding the impact of conversions if they are anti-dilutive. The Company considered the shares and units issued to the holders of the old SHC LLC units to be outstanding during the periods prior to the IPO for purposes of the weighted average share calculation. Securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for the years ended December 31, 2005, 2004 and 2003, because they would have been antidilutive, are as follows (in thousands):

	2005	2004	2003
Restricted stock units	—	145	—
Conversion of minority interests	8,280	9,316	—
Conversion of minority interests—option shares	86	86	86

The following table sets forth the components of the calculation of basic and diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 (in thousands):

	2005	2004	2003
Net income (loss)	$30,260	$13,333	$(56,194)
Preferred shareholder dividend	(6,753)	—	—
Net income (loss) available to common shareholders used for basic and diluted earnings per share	$23,507	$13,333	$(56,194)
Weighted average common shares—basic	35,376	24,390	17,002
Restricted stock units	201	—	—
Weighted average common shares—diluted	35,577	24,390	17,002

Comprehensive Income (Loss):

Comprehensive income (loss) is a measure of all changes in equity of an enterprise that result from transactions or other economic events during the period other than transactions with shareholders. SHCI's Accumulated other comprehensive income (loss) results from unrealized gains on foreign currency translation adjustments (CTA) and the mark to market of certain derivative financial instruments.

The following table provides the detailed components of Accumulated other comprehensive income (loss) (in thousands):

	Derivative Adjustment	Currency Translation Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2004	$(2,142)	$(9,974)	$(12,116)
Mark to market of derivative instruments	(884)	3,714	2,830
Reclass to earnings:			
Interest expense	384	—	384
Loss on early extinguishment of debt	1,740	—	1,740
Other income (expenses), net	83	—	83
Other CTA activity (non-derivative)	—	7,606	7,606
Adjustment for minority interest ownership in SHC Funding	(91)	(823)	(914)
Balance at December 31, 2004	(910)	523	(387)
Mark to market of derivative instruments	4,466	—	4,466
Reclass to earnings:			
Interest expense	108	—	108
Loss on early extinguishment of debt	322	—	322
Other CTA activity (non-derivative)	—	3,127	3,127
Adjustment for minority interest ownership in SHC Funding	1,002	888	1,890
Balance at December 31, 2005	$ 4,988	$ 4,538	$ 9,526

Derivative Instruments and Hedging Activities:

The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

New Accounting Standards:

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." SFAS No. 123R replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supercedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires compensation costs related to share-based payment transactions to be recognized in the financial statements. SFAS No. 123R is effective as of the first interim reporting period that begins after June 15, 2005. The adoption of Statement No. 123R did not have a material effect on the Company's financial statements.

In 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." Interpretation No. 47 clarifies that the term "conditional asset retirement obligation" as used on SFAS No. 143 "Accounting for Asset Retirement Obligations" refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Interpretation No. 47 is effective at the end of fiscal years ending after December 15, 2005. The adoption of Interpretation No. 47 did not have a material effect on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections". SFAS No. 154 eliminates the requirement in Accounting Principles Board (APB) No. 20, "Accounting Changes" to include the cumulative effect of a change in accounting principle in the income statement in the period of the change. Changes in accounting principle should be retrospectively applied by applying the new accounting principle as of the beginning of the first period presented as if that principle had always been used. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of Statement No. 154 will have a material effect on its financial statements.

3. PROPERTY AND EQUIPMENT

The following summarizes SHCI's investment in property and equipment, excluding one unconsolidated joint venture hotel (in thousands):

	December 31, 2005	December 31, 2004
Land	$ 171,486	$ 103,236
Leasehold interests	11,633	11,633
Buildings	866,037	622,145
Building improvements	23,965	30,112
Site improvements	14,197	12,786
Furniture, fixtures and equipment	192,889	168,096
Improvements in progress	20,043	4,709
Total property and equipment	1,300,250	952,717
Less accumulated depreciation	(217,695)	(222,150)
Net property and equipment	$1,082,555	$ 730,567
Consolidated hotel properties	15	14
Consolidated hotel rooms	7,213	5,820

The table below demonstrates the geographic distribution of the Company's portfolio based on its undepreciated carrying amount, excluding one unconsolidated joint venture hotel:

	December 31, 2005	December 31, 2004
Chicago, IL	29.3%	9.6%
Southern California	26.9	35.2
New Orleans, LA	9.4	18.1
Northern California	9.2	12.1
Miami, FL	8.7	—
Phoenix, AZ	6.0	7.7
Orlando, FL	—	3.8
	89.5	86.5
Mexico	9.6	12.1
Paris, France	0.9	1.4
Total	100.0%	100.0%

Purchase of the Fairmont Chicago

On September 1, 2005, the Company purchased the Fairmont Chicago with 692 rooms for approximately $158,029,000. The acquisition was funded using available cash as a result of an equity offering (see note 9).

The following is a summary of the allocation of the purchase price (in thousands):

Land	$ 17,279
Building	128,447
Site improvements	200
Furniture, fixtures and equipment	10,088
Net working capital	2,015
Total purchase price	$158,029

Purchase of the InterContinental Chicago Hotel and the InterContinental Miami Hotel

On April 1, 2005, the Company purchased controlling interests in the InterContinental hotels in Chicago and Miami with a total of 1,448 rooms for an agreed aggregate value of approximately $301,001,000, resulting in a total investment by SHCI of $285,389,000. The hotels are each held in partnerships in which SHCI owns a controlling 85% interest with InterContinental Hotels Group (IHG) holding the remaining 15%. The partnership agreements with IHG provide for a preferred return such that SHCI will receive all of the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. The threshold was not exceeded in 2005. Subsequently, SHCI is entitled to receive a non-cumulative preferred return of 8% on its total investment less its proportionate share of the partnerships' debt service obligations. After SHCI receives its preferred return, IHG is entitled to receive a non-cumulative preferred return of 8% on its investment. Thereafter, SHCI and IHG will share proportionately in partnership distributions in accordance with their respective percentage ownership interests. SHCI's investment includes its proportionate share of the cost of the properties and the financing put in place by the partnerships at closing, closing costs and initial capital expenditures. Net losses of the partnerships are first allocated to the partners to the extent of their cumulative net profit allocations and thereafter in proportion to the partners' respective percentage interests. SHCI funded the acquisition using mortgage debt (see note 7), proceeds from the preferred stock offering (see note 9), and the bank credit facility.

The following is a summary of the allocation of the initial basis in these hotels following the acquisition (in thousands):

Land	$ 59,894
Building	195,795
Site improvements	415
Furniture, fixtures and equipment	41,114
Intangible assets	1,771
Net working capital	(1,984)
Total purchase price	$297,005

Purchase of the Ritz-Carlton Half Moon Bay

On August 24, 2004, the Company purchased the Ritz-Carlton Half Moon Bay, located south of San Francisco, California, for $123,168,000 (the purchase price was increased by $188,000 in the first quarter of 2005 based on the final working capital proration true-up). The acquisition was financed using mortgage debt, the bank credit facility and available cash. See note 7 for additional information regarding the amended loan agreement resulting from the acquisition of the Ritz-Carlton Half Moon Bay.

The following is a summary of the allocation of the purchase price (in thousands):

Land	$ 20,100
Building	75,700
Site improvements	3,700
Furniture, fixtures and equipment	8,000
Goodwill	15,484
Intangible assets	1,700
Net working capital	(1,516)
Total purchase price	$123,168

Pro forma Information

The acquisitions above were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in the financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income and basic and diluted income per share for the years ended December 31, 2005 and 2004 would have been reported as follows if the acquisitions had occurred at the beginning of each of the respective periods (in thousands):

	For the Year Ended December 31,	
	2005	2004
	Unaudited	
Total revenue	$554,174	$634,208
Net income	$ 33,278	$ 14,510
Preferred shareholder dividend	$ (8,500)	$ (8,500)
Net income available to common shareholders	$ 24,778	$ 6,010
Net income available to common shareholders per share:		
Basic	$ 0.70	$ 0.25
Diluted	$ 0.70	$ 0.25

Sale of the Hamburg Marriott

On February 24, 2004, the joint venture (Bohus) that owned the Hamburg Marriott sold its interest in the hotel to Deutsche Immobilien Fonds Aktiengesellschaft (DIFA) for (all amounts converted based on the foreign exchange rate as of February 24, 2004 unless noted otherwise) €50,000,000 ($62,765,000) cash. Mortgage debt of €27,817,000 ($34,919,000) was retired by Bohus upon sale of the hotel. Bohus paid a subsidiary of SHCI €4,625,000 ($5,626,000 based on the actual amount received in dollars) for a guarantee fee, finders fee and as a sales commission, all of which were recorded by SHCI as a reduction in its investment in Bohus. DIFA leased the hotel back to Bohus. The lease's initial term runs through June 14, 2030 and is subject to extension. Under the terms of the lease, Bohus will make monthly minimum rent payments aggregating €3,376,000 ($3,997,000 based on the foreign exchange rate as of December 31, 2005) annually (increasing by an index formula) and pays additional rent based upon the performance of the hotel.

Bohus guaranteed a portion of the minimum rent. A guarantee (Bank Guarantee) issued in favor of Bohus and DIFA by Barclays Bank (Barclays) secured this guarantee. SHC LLC guaranteed Bohus' performance by a corporate guarantee to DIFA limited to €1,700,000 ($2,061,000 based on the foreign exchange rate as of June 29, 2004). SHCI agreed to indemnify SHC LLC for any losses arising from this guarantee.

As a result of provisions in the original lease agreement that provide for continuing involvement (as defined by GAAP) by Bohus, Bohus initially accounted for the sale and leaseback of the Hamburg Marriott as a finance obligation. Bohus maintained the Hamburg Marriott on its consolidated balance sheet and continued to consolidate its results, including its depreciation. Based on the effective interest method, a portion of the monthly lease payments was reported as a reduction of the finance obligation with the remainder charged to interest expense.

Subsequent to the sale, on March 1, 2004, a subsidiary of SHCI paid €130,000 ($162,000) to acquire the remaining 65% of Bohus it did not previously own. This transaction has been accounted for as a purchase and SHCI's basis in the assets and liabilities of Bohus have been adjusted to fair value to the extent of the 65% of Bohus it did not previously own. Bohus is now accounted for as a consolidated subsidiary. Additional consideration of €86,000 ($112,000) was paid upon final settlement of working capital amounts in the first quarter of 2005.

In conjunction with the IPO, the Company eliminated the previously collateralized guarantee by canceling the Bank Guarantee discussed above and no longer has continuing involvement as defined by GAAP. Accordingly, a sale of the Hamburg Marriott has been recorded and the leaseback has been reflected as an operating lease as of June 29, 2004. SHCI eliminated the finance obligation on its consolidated balance sheet and from June 29, 2004 forward records lease expense instead of mortgage interest and depreciation expense. SHCI recorded a deferred gain of $5,619,000 in connection with this transaction, which is being recognized over the life of the lease. For the years ended December 31, 2005 and 2004, SHCI recognized $182,000 and $111,000 of the deferred gain, respectively. The realized portion of the deferred gain is included as a reduction of lease expense in the accompanying consolidated statements of operations. As part of the cancellation of the Bank Guarantee, SHCI funded a Euro-denominated security deposit with DIFA initially representing approximately 18 months of the minimum rent. This amount at December 31, 2005 and December 31, 2004 is $5,920,000 and $6,783,000, respectively, and is included in Other assets on the accompanying consolidated balance sheets.

The Hamburg Marriott is subject to an operating lease agreement and SHCI records lease revenue from this hotel.

Sale of the Paris Marriott

In July 2003, the Company sold the real estate (building and land) applicable to the Paris Marriott to DIFA, for (all amounts converted based on the foreign exchange rate as of July 11, 2003 unless noted otherwise) €163,000,000 ($185,820,000) cash. DIFA then leased this real estate to another subsidiary of the Company (the Tenant) with the right to continue to operate the hotel for an initial term expiring on December 31, 2029. Under the terms of the lease, the Tenant makes monthly minimum rent payments aggregating €10,842,000 ($12,837,000 as of December 31, 2005) per year (increasing by an index-related formula) and pays additional rent based on the performance of the hotel.

The Tenant arranged for a bank guarantee from Barclays Bank PLC (Barclays) of a portion of the minimum rent up to a capped amount of €14,600,000 ($17,286,000 based on the foreign exchange rate as of December 31, 2005). In addition to the bank guarantee, SHC LLC guaranteed performance (other than payment of rent and insured matters) by a guarantee to DIFA limited to €5,250,000 ($6,365,000 based on the foreign exchange rate as of June 29, 2004). SHCI agreed to indemnify SHC LLC for any losses arising from this guarantee.

As a result of provisions in the lease agreement that provide for continuing involvement, SHCI initially accounted for the sale and leaseback of the Paris Marriott as a finance obligation. SHCI maintained the Paris Marriott on its consolidated balance sheet and continued to consolidate its results, including its depreciation. Based on the effective interest method, a portion of the monthly lease payments was reported as a reduction of the finance obligation with the remainder charged to interest expense.

In conjunction with the IPO, the Company eliminated the previously collateralized guarantee by canceling the Bank Guarantee discussed above and no longer has continuing involvement as defined by GAAP. Accordingly, a sale of the Paris Marriott has been recorded and the leaseback has been reflected as an operating lease as of June 29, 2004. SHCI eliminated the finance obligation on the consolidated balance sheet and from June 29, 2004 forward records lease expense instead of mortgage interest and depreciation expense. SHCI recorded a deferred gain of $103,590,000 in connection with this transaction, which is being recognized over the life of the lease. For the years ended December 31, 2005 and 2004, SHCI recognized $4,173,000 and $2,069,000 of the deferred gain, respectively. The realized portion of the deferred gain is included as a reduction of lease expense in the accompanying consolidated statements of operations. As part of the cancellation of the Bank Guarantee, SHCI funded a Euro-denominated security deposit with DIFA initially representing approximately 16 months of the minimum rent. This amount at December 31, 2005 and December 31, 2004 is $13,206,000 and $16,735,000, respectively, and is included in Other assets on the accompanying consolidated balance sheets.

As a result of a sublease arrangement effective June 29, 2004, SHCI subleases the investment in the Paris Marriott to a third party and records lease revenue from this hotel.

Sale of Domestic Hotels

In 2005, 2004 and 2003, the Company sold two, one, and five domestic hotels, respectively. See note 4 for additional information.

4. DISCONTINUED OPERATIONS

The results of operations of hotels sold have been classified as discontinued operations and segregated in the consolidated statements of operations for all periods presented. On February 20, 2003, certain subsidiaries of SHCI sold four hotels located in Coral Gables, Florida (Miami), Orlando, Florida, Santa Clara, California (Northern California), and Crystal City, Virginia (Washington, D.C.). Net sales proceeds exceeded the properties' carrying value (including goodwill of $11,439,000) by $15,362,000. On June 18, 2003, SHCI sold a hotel located in Schaumburg (Chicago), Illinois. Net sales proceeds exceeded the property's carrying value (including goodwill of $956,000) by $5,710,000. On February 6, 2004, SHCI sold a hotel located in Washington, D.C. that was held for sale as of December 31, 2003. Net sales proceeds aggregating $156,354,000 exceeded the property's carrying value (including goodwill of $8,804,000) by $75,982,000. On October 7, 2005, SHCI sold a hotel located in Chicago, Illinois. Net sales proceeds aggregating $21,482,000 exceeded the property's carrying value by $351,000. On October 27, 2005, SHCI sold a hotel located in Orlando, Florida. Net sales proceeds aggregating $54,820,000 exceeded the property's carrying value by $20,851,000. The following is a summary of Income from discontinued operations for the years ended December 31, 2005, 2004, and 2003 (in thousands):

	For the Years Ended December 31,		
	2005	2004	2003
Hotel operating revenues	$25,255	$29,799	$37,084
Lease revenue	—	257	15,349
Total revenues	25,255	30,056	52,433
Operating costs and expenses	18,130	22,562	27,324
Impairment losses on goodwill and hotel property	—	12,675	—
Depreciation and amortization	2,782	4,188	9,414
Total operating costs and expenses	20,912	39,425	36,738
Operating income (loss)	4,343	(9,369)	15,695
Interest expense	(1,607)	(2,964)	(9,684)
Interest income	16	15	75
Loss on early extinguishment of debt	(543)	(1,060)	(1,726)
Other expenses, net	(35)	(19)	—
Gain on sale of assets	21,202	75,982	21,072
Minority interests	(3,888)	2,838	—
Income from discontinued operations	$19,488	$65,423	$25,432

Because of the continued cash flow SHCI generates from its asset management agreement with SHC LLC, the seven hotel properties distributed to SHC LLC are not reflected as discontinued operations in the accompanying consolidated financial statements.

5. INVESTMENT IN HOTEL JOINT VENTURE AND OTHER ASSETS

In August 1999, a subsidiary of SHCI and an affiliate of GIC Real Estate Pte Ltd (GIC RE), the real estate investment arm of the Government of Singapore Investment Corporation Pte Ltd, collectively the Investors, entered into an Investment Agreement (Agreement) for the purpose of acquiring hotels in certain European markets. The Agreement provides for capital commitments from the Investors in amounts that result in SHCI and GIC RE effectively owning 35% and 65%, respectively, of hotels acquired. Concurrent with the execution of the Agreement, the Investors entered into an Asset Management Agreement with a subsidiary of SHCI (the Manager). The Agreement has since expired while the Asset Management Agreement remains in effect. The

Manager provides various services with respect to acquiring and financing hotels, negotiating third-party management contracts and reviewing hotel operations. Annual management fees are based upon each hotel's Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). The Manager can also earn an incentive fee upon the occurrence of certain events such as the sale or refinancing of a hotel. However, no incentive fees are payable unless the Investors have received proceeds equal to their capital contributions and a specified investment return.

Under the above-described agreements, the Investors formed joint ventures that acquired the 277-room Hamburg Marriott in June 2000 and the 364-room InterContinental Prague in August 1999. See note 3 for information on the sale of the Hamburg Marriott in February of 2004. At December 31, 2005 and 2004, SHCI's investment in the remaining hotel in Prague totaled $12,886,000 and $12,060,000, respectively. SHCI accounts for the investment using the equity method of accounting. SHCI's equity in earnings (loss) of hotel joint ventures amounted to $2,931,000, $739,000 and $(544,000) for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in Other income (expenses), net in the accompanying consolidated statements of operations. SHCI's equity in earnings (loss) of the InterContinental Prague includes the Company's 35% joint venture interest, excluding asset management fees earned and including certain costs, which SHCI agreed to pay 100%.

The following are the summary statements of operations of SHC Prague InterContinental B.V., which, through its affiliated subsidiaries, owns and operates the InterContinental Prague hotel, for the years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Total revenues	$33,531	$32,954	$27,743
Expenses:			
Property and other costs	19,983	20,444	14,979
Depreciation and amortization	6,139	8,910	8,918
Interest expense—affiliates	97	452	1,714
Interest expense—bank loans	3,848	3,902	4,456
Other (income) expense	(6,440)	(2,615)	12,163
Income tax expense (benefit)	2,203	2,731	(5,381)
Total expenses	25,830	33,824	36,849
Insurance proceeds, net of flood costs	—	3,255	2,823
Net income (loss)	$ 7,701	$ 2,385	$ (6,283)

The following are the summary balance sheets of SHC Prague InterContinental B.V. as of December 31, 2005 and 2004:

	2005	2004
Property and equipment, net	$ 90,438	$104,980
Goodwill	30,334	33,308
Cash and other assets	21,907	22,549
Total assets	$142,679	$160,837
Bank debt	$ 82,440	$ 97,867
Notes payable to affiliates	1,542	1,542
Deferred tax liability	14,243	16,468
Other liabilities	6,680	9,186
Total liabilities	104,905	125,063
Minority interest	1,631	1,791
Total shareholders' equity	36,143	33,983
Total liabilities and shareholders' equity	$142,679	$160,837

In August 2002, SHCI entered into two foreign currency forward contracts for a combined notional amount of $50,000,000 to manage the risk of change in the U.S. dollar equivalent value of forecasted Czech Koruna proceeds on the future sale of the InterContinental Prague Hotel. The above contracts were designated as hedges of a net investment in a foreign operation under SFAS No. 133. As prescribed by SFAS No. 133, a portion of these contracts in excess of carrying value of the net investment was deemed ineffective and as such did not qualify for hedge accounting. Accordingly, changes in the value of the forward contracts were recorded in Accumulated other comprehensive income (loss) (to the extent deemed effective) and Other income (expenses), net (to the extent deemed ineffective) with an offsetting entry to Accounts payable and accrued expenses. These forward currency contracts were distributed to SHC LLC in conjunction with the IPO. For the years ended December 31, 2005, 2004 and 2003, the credit (charge) to Accumulated other comprehensive income (loss) amounted to $0, $3,714,000, and $(2,927,000), respectively and the charge to Other income (expenses), net amounted to $0, $(2,725,000), and $(6,505,000), respectively.

The Company owns a 31% interest in and acts as asset manager for a joint venture with two unaffiliated parties that is developing the Four Seasons Residence Club Punta Mita, a luxury vacation home product that will be sold in fractional ownership interests on the property adjacent to the Company's Four Seasons Punta Mita Resort hotel in Mexico. At December 31, 2005 and 2004, SHCI's investment amounted to $2,647,000 and $1,856,000, respectively, and is included in Other assets in the accompanying consolidated balance sheets. SHCI's equity in loss of the joint venture amounted to $113,000, $0 and $0 for the years ended December 31, 2005, 2004 and 2003, respectively, and is included in Other income (expenses), net in the accompanying consolidated statements of operations.

In the fourth quarter of 2005, the Company signed letters of intent to purchase a 100% interest in the LaSolana Hotel and Villa project adjacent to the Company's existing Four Seasons Punta Mita Resort for a purchase price of approximately $29,494,000. The purchase price for the entire project consists of purchasing existing promissory notes totaling $17,852,000 (including accrued interest) as well as an equity investment of $11,642,000. As of December 31, 2005, the Company purchased the promissory notes and has made a refundable deposit of $1,000,000 on the equity investment. This amount aggregating $18,852,000 is included in Other assets in the accompanying consolidated balance sheet as of December 31, 2005. The promissory notes mature on

June 28, 2007 and have previously accrued interest annually at interest rates ranging from 30.0% to 38.6%. Since the acquisition of the notes, interest is no longer being accrued as the Company does not intend to pursue collection. During the first quarter of 2006, the Company expects to acquire the remaining equity interest to take full ownership and control of the project.

6. MANAGEMENT AND OPERATING LEASE AGREEMENTS

Most of the Company's hotels are subject to management agreements that SHCI assumed upon acquisition of the hotels. These agreements generally provide for the payment of base management fees of 1% to 4% of Gross Revenues (as defined in the agreements). In addition, an incentive fee may be paid if certain criteria are met. The terms of these agreements generally require management of the hotels to furnish the hotels with certain services, which include on-site management and may include central training, advertising and promotion, national reservation system, payroll and accounting services, and such additional services as needed. For the years ended December 31, 2005, 2004 and 2003, management fees in the consolidated statements of operations are net of amortization for deferred fees on management contracts of $0, $325,000 and $650,000, respectively. For the years ended December 31, 2005, 2004 and 2003, management fees included in Income from discontinued operations are net of amortization for deferred fees on management contracts of $131,000, $175,000 and $175,000, respectively.

As of December 31, 2003, three of SHCI's hotels were subject to lease agreements whereby the lessee paid rent to SHCI for an amount approximately equal to 80% of operating profit as defined in the lease agreements. One hotel was sold February 6, 2004. Its results are reported as discontinued operations in the consolidated statements of operations. In connection with the IPO, one hotel was distributed to SHC LLC and one hotel was converted to a management contract.

In connection with the restructuring of the Hamburg Marriott described in note 3, the hotel is now subject to an operating lease agreement and SHCI records lease revenue from this hotel.

As a result of a sublease arrangement effective June 29, 2004, SHCI subleases the investment in the Paris Marriott to a third party and records lease revenue from this hotel.

For the years ended December 31, 2005, 2004 and 2003, SHCI recorded revenue (excluding discontinued operations) of $16,787,000, $24,233,000, and $27,638,000, respectively, from the lease arrangements described above.

At December 31, 2005, the remaining terms (not including renewal options) of these management and lease agreements range from three to 26 years and average 15 years.

7. INDEBTEDNESS

Bank Credit Facility:

On November 9, 2005, SHC Funding entered into a bank credit agreement with a group of lenders led by Wachovia Capital Markets, LLC and Deutsche Bank Securities Inc. This new agreement replaced the previous bank credit facility agreement that was entered into on June 29, 2004, described below. The new agreement provides for a $125,000,000 revolving loan and expires November 9, 2009, subject to a one-year extension at the borrowers option. The initial borrowing base of $125,000,000 is based on a minimum of seven qualified properties (as defined in the agreement). SHCI guaranteed the loan and pledged its interest in SHC Funding as collateral for this loan. Certain subsidiaries of SHC Funding also guaranteed the loan and SHC Funding's interest in certain subsidiaries have been pledged as collateral for this loan. Interest is payable monthly at LIBOR plus a spread of 1.50% to 2.75% (1.50% as of December 31, 2005) depending on a leverage test. Additionally, there is an unused commitment fee of 0.30% per annum of the unused revolver balance if the average daily-unused amount is less than $62,500,000 or 0.20% per annum of the unused revolver balance if the average daily-unused amount is greater than $62,500,000. Under the agreement, dividend payments may not exceed 90% of funds from operations (as defined in Item 6 – Selected Financial Data), subject to dividend payments to preserve our REIT status. The agreement also requires maintenance of certain other financial covenants, all of which SHC Funding and SHCI were in compliance with at December 31, 2005. At December 31, 2005, $26,000,000 was outstanding under this facility and the weighted-average interest rate for the period from November 9, 2005 to December 31, 2005 was 5.66%.

On June 29, 2004, SHC Funding entered into a bank credit agreement with a group of lenders led by Deutsche Bank Trust Company Americas (DBTCA). This agreement provided for a $120,000,000 revolving loan and had an expiration date of June 29, 2007. On July 28, 2005, the Company and DBTCA amended the bank credit agreement to increase the lenders' commitments from $120,000,000 to $175,000,000. SHCI guaranteed the loan and pledged its interest in SHC Funding as collateral for this loan. Certain subsidiaries of SHC Funding also guaranteed the loan and SHC Funding's interest in certain subsidiaries were pledged as collateral for this loan. Prior to March 22, 2005, interest was payable monthly at either a base rate plus a spread of 2.50% or LIBOR plus a spread of 3.75%. On March 22, 2005, SHCI entered into an amendment to the bank credit agreement amending the interest rate resulting in interest payable monthly at either a base rate plus a spread of 1.70% or LIBOR plus a spread of 2.95%. Base rate was the prime rate announced by DBTCA, in effect on the date of borrowing, or the Federal Funds Rate in effect on such day plus 0.50%. Additionally, there was a commitment fee of 0.50% per annum of the unused revolver balance. The agreement required maintenance of certain financial covenants. On November 9, 2005, this agreement was replaced by the one described above. At December 31, 2004, $54,000,000 was outstanding under this facility and the weighted-average interest rate for the period from January 1, 2005 to November 9, 2005 was 6.16%. SHCI wrote off the unamortized deferred financing costs applicable to this bank credit facility. This write-off, which amounted to $2,212,000, has been reported as Loss on early extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2005.

On April 20, 2001, the Company entered into a bank credit agreement with a group of lenders led by Bank of America and Credit Lyonnais that provided for a $100,000,000 revolving loan. As described below, this credit agreement was cancelled January 29, 2003 when two of the hotels pledged under this agreement were included in a refinancing transaction involving fifteen of SHCI's hotels.

Mortgages and Other Debt Payable:

Mortgages and other debt are summarized as follows (in thousands):

	December 31, 2005	December 31, 2004
Commercial Mortgage-Backed Securities and Mezzanine Debt	$626,462	$482,222
Other Debt	6,918	6,918
	$633,380	$489,140

Commercial Mortgage-Backed Securities (CMBS)

On November 9, 2005, subsidiaries of SHCI (the Borrowers) completed a $350,000,000 Floating Rate CMBS financing with German American Capital Corporation (GACC). Initial funding of $220,000,000 was received on November 9, 2005 and secondary draws of up to $130,000,000 are available within twelve months after closing. Proceeds from this financing, together with available cash, were used to retire the floating rate loan that was entered into on June 29, 2004 and amended on August 24, 2004 as described below. The new notes are secured by mortgages on eight hotel properties owned by the Borrowers (carrying amount of $605,784,000 at December 31, 2005). The notes mature on November 9, 2007, subject to three one-year extensions at the Borrower's option. Interest is payable monthly at the 30-day LIBOR plus 0.85%, until maturity, at which time the principal and any unpaid interest are payable. The interest rate at December 31, 2005 was 5.22%.

On November 9, 2005, as required by the loan agreement described above, the Borrowers purchased an interest rate cap with a LIBOR strike price of 8.50%. This cap expires on November 15, 2007. The interest rate cap was purchased with a notional amount covering the entire $350,000,000 of the CMBS loan.

On April 1, 2005, the joint ventures (the Ventures) that own the InterContinental Chicago and Miami hotels completed three mortgage loan financings with GACC, which were used to acquire the two properties. Aggregate proceeds from these financings amounted to $202,000,000, consisting of CMBS totaling $149,000,000 and mezzanine loans totaling $53,000,000. The CMBS loans are secured by mortgages on the two hotels (carrying amount of $288,074,000 at December 31, 2005) owned by the Ventures and the mezzanine loans are secured by the Ventures' equity interests in the two hotels. The CMBS and mezzanine loans mature on April 9, 2007, subject to three one-year extensions at the Ventures' option. Interest is payable monthly at the 30-day LIBOR plus a blended interest rate of 1.75%, until maturity, at which time the principal and any unpaid interest are payable. The interest rate at December 31, 2005 was 6.12%.

On April 1, 2005, as required by the loan agreements described above, the Ventures purchased interest rate caps with LIBOR strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were purchased with notional amounts covering the entire $202,000,000 of the CMBS and mezzanine loans.

Concurrently with the purchase of the interest rate caps described above, SHC Funding entered into an agreement to sell caps with strike prices ranging from 5.48% to 7.42%. These caps expire on April 15, 2007. The interest rate caps were sold with notional amounts of $202,000,000.

Unlike the Company's swaps described below, the caps owned by SHCI as of December 31, 2005 have not been designated as hedges and therefore, the mark to market of the caps is recorded in earnings.

On April 15, 2005, the Company executed $150,000,000 in corporate interest rate swap agreements. The agreements effectively fix the interest rate on a portion of the corporate floating rate debt. The aggregate $150,000,000 in swaps was accomplished through five-year swaps of LIBOR into a fixed rate of 4.42% for a combined notional amount of $75,000,000, and seven-year swaps of LIBOR into a fixed rate of 4.59% for a combined notional amount of $75,000,000.

On June 7, 2005, the Company executed an additional $50,000,000 corporate interest rate swap agreement. This agreement effectively fixes the interest rate on a portion of the corporate floating rate debt. The swap was accomplished through a seven-year swap of LIBOR into a fixed rate of 4.12%.

On June 29, 2004, the Borrowers completed two mortgage loan financings with GACC (the fixed rate loan) and a group of lenders led by LaSalle Bank National Association acting as trustee (the floating rate loan). Aggregate proceeds from these financings amounted to $408,500,000, consisting of a fixed rate loan totaling $208,500,000 and a floating rate loan totaling $200,000,000. Proceeds from these financings, together with a portion of the IPO proceeds and the refinancing proceeds relating to the seven properties distributed to SHC

LLC, were used to retire the floating rate loans that were entered into on January 29, 2003 described below (net of cash reserves held by the Trustee), mezzanine debt and other mortgage debt with principal balances totaling $1,287,764,000 and to pay loan closing costs and fund cash reserves required under the loan agreements.

The fixed rate loan is secured by mortgages on three hotels (carrying amount of $252,566,000 at December 31, 2005) owned by the Borrowers. The loan matures July 1, 2011 and bears interest at a fixed blended interest rate of 5.43%. Interest and principal are payable monthly on a thirty-year amortization schedule.

On August 24, 2004, the Borrowers entered into an Amended and Restated Indenture for the issuance of $275,000,000 of floating rate notes of the Borrowers. This new indenture amended and restated the floating rate loan described above, which originally provided for the issuance of $200,000,000 in notes secured by a mortgage on eight of the Borrowers' hotel properties. The new notes were secured by mortgages on nine hotel properties owned by the Borrowers, including the eight properties from the prior loan transaction and the Ritz-Carlton Half Moon Bay, which was acquired on August 24, 2004. The notes had a maturity date of September 9, 2006, subject to three one-year extensions at the Borrower's option. Interest was payable monthly at the 30-day LIBOR plus 1.41%, until maturity, at which time the principal and any unpaid interest were payable.

As required by the floating rate loan agreement, the Borrowers purchased an interest rate cap with a LIBOR strike price of 5.00%. This cap had an expiration date of July 15, 2006. Originally, an interest rate cap was purchased with a notional amount covering the entire $200,000,000 of the floating rate notes, but the Borrowers sold an offsetting cap due to the execution of a swap agreement for a notional amount of $96,000,000 with Credit Suisse First Boston. The fixed rate under this swap agreement was 3.62%. This agreement was effective June 29, 2004 and had an expiration date of June 29, 2007. Interest was payable monthly in arrears.

As required by the August 24, 2004 Amended and Restated Indenture described above, the Borrowers purchased an additional interest rate cap with a LIBOR strike price of 5.00%. This cap had an expiration date of September 15, 2006 and was purchased with a notional amount covering the additional $75,000,000 of principal.

On October 7, 2005 and October 27, 2005, $17,250,000 and $18,865,000 of the floating rate loan that was entered into on June 29, 2004 and amended on August 24, 2004 was repaid as a result of proceeds received from the sales of the Schaumburg Marriott and the Embassy Suites Lake Buena Vista, respectively. The remaining principal balance of $238,885,000 was repaid on November 9, 2005 using the proceeds of the mortgage loan financing described above. In connection with the repayment, SHCI sold the related caps and wrote off the unamortized deferred financing costs applicable to issuing this debt. This amounted to $5,903,000 and has been reported as Loss on early extinguishment of debt ($5,360,000) and Income from discontinued operations ($543,000) in the accompanying consolidated statement of operations for the year ended December 31, 2005.

Both the fixed and floating loan agreements require various cash reserve accounts. At December 31, 2005 and 2004, these cash reserves aggregate $11,196,000 and $10,325,000, respectively, and are included in Restricted cash and cash equivalents in the accompanying consolidated balance sheets.

On January 29, 2003, the Borrowers completed a mortgage and mezzanine loan financing with certain affiliates of Deutsche Bank, Goldman Sachs Mortgage Company (GSMC), two life insurance companies and a commercial bank. Aggregate proceeds from this financing amounted to $1,170,000,000, consisting of senior loans totaling $910,000,000 and a mezzanine loan of $260,000,000. The senior loans were secured by mortgages on 15 hotels owned by the Borrowers and the mezzanine loan was secured by the Borrowers' equity interests in the 15 hotels. Effective February 20, 2003, the holders of the "investment grade" portion ($700,000,000) of the senior loans assigned their loans to a group led by Deutsche Bank Securities Inc. and Goldman, Sachs & Co. (GS&Co.) who then sold this portion of the senior loans in a private offering of CMBS 2003. GSMC and

GS&Co. are affiliates of certain SHCI shareholders. See note 20 for information on the sale of SHCI stock by these shareholders. After retiring the CMBS 1999 and CMBS 2001 loans (net of cash reserves held by the Trustee), mezzanine debt and other mortgage debt with principal balances totaling $1,010,525,000, paying loan closing costs and funding cash reserves required under the senior loan agreement, net proceeds of approximately $150,660,000 were available for distribution to members of SHCI's predecessor entity and other corporate purposes. The loans had a maturity date of February 9, 2005, subject to three one-year extensions at the Borrowers' option. Interest was payable monthly at LIBOR plus a blended spread of 4.30%. The 2003 mortgage and mezzanine loan financing was repaid on June 29, 2004 using a portion of the net proceeds of the IPO and the proceeds of the mortgage loan financings discussed above. SHCI wrote off the unamortized deferred financing costs applicable to issuing this debt. This amounted to $22,900,000 and has been reported as Loss on early extinguishment of debt ($21,840,000) and Income from discontinued operations ($1,060,000) in the accompanying consolidated statement of operations for the year ended December 31, 2004.

On April 12, 2001, the Borrowers completed a mortgage loan financing with GSMC, Bank of America and Archon Capital (Archon). GSMC and Archon are affiliates of Goldman, Sachs & Co. and certain SHCI unitholders. Aggregate proceeds from this financing amounted to $575,000,000, consisting of a senior loan of $455,000,000 and a mezzanine loan of $120,000,000. The senior loan was secured by mortgages on ten hotels owned by the borrowers with the mezzanine loan secured by the borrowers' equity interests in the ten hotels. Effective May 7, 2001, the senior loan was assigned to another affiliate of Goldman, Sachs & Co. who then sold the senior loan in a private offering of CMBS 2001. After retiring a bank term loan, net loan proceeds of approximately $193,000,000 were available for distribution to SHCI's predecessor's members and other corporate purposes. Interest was payable monthly at LIBOR plus a blended spread of 2.35%. As required by the loan agreements, the Borrowers purchased interest rate cap agreements with LIBOR strike prices of 8.02% and 8.65% for the senior and mezzanine loans, respectively. These loans were retired on January 29, 2003.

On September 10, 1999, the Borrowers completed a $422,000,000 mortgage loan financing with an affiliate of Goldman, Sachs & Co. (an affiliate of certain SHCI unitholders). Effective October 21, 1999, the lender assigned this mortgage loan to another affiliate of Goldman, Sachs & Co. who then sold the mortgage loan in a private offering of CMBS 1999. This loan was secured by mortgages on six hotels. Interest was payable monthly and was based on LIBOR plus a blended spread of 1.62%. As required by the loan agreement, the Borrowers purchased an interest rate cap agreement with a LIBOR strike price of 8.42%. These loans were retired on January 29, 2003.

As described above, on January 29, 2003, SHCI cancelled its former bank credit facility and retired the CMBS 1999 and CMBS 2001 loans as well as certain mezzanine debt. In connection with these transactions, SHCI wrote off the unamortized deferred financing costs applicable to issuing this debt. This write off of $12,634,000 has been reported as Loss on early extinguishment of debt ($10,911,000) and Income from discontinued operations ($1,726,000) in the accompanying consolidated statement of operations for the year ended December 31, 2003. In addition, in connection with the Paris Marriott transaction described in note 3, SHCI retired the mortgage debt applicable to the Paris Marriott and wrote off unamortized deferred financing costs of $2,210,000. This write off is also included in Loss on early extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2003.

Other Debt

A subsidiary of SHCI has a loan payable to an affiliate of one of SHCI's hotel managers. Loan proceeds were used to acquire certain furniture, fixtures and equipment (FF&E). The principal balance outstanding at December 31, 2005 and 2004 is $6,918,000. Through June 29, 2004, interest accrued at 7% per annum. On

June 29, 2004, the loan agreement was amended to reflect a new interest rate of LIBOR plus 3.0%. Interest is payable quarterly and principal payments are based on available FF&E reserves with all unpaid principal and interest due May 31, 2014. SHC Funding guarantees amounts payable under this loan agreement. The interest rate at December 31, 2005 was 7.29%.

In connection with acquiring a hotel in 1998, SHCI assumed a note payable to the Redevelopment Agency for the City of Burbank, California (the City). Under the terms of certain agreements, the City agreed to finance "Ascribed Operating Deficits", as defined in the agreements. Interest accrued at 8% per annum. As defined in the note, principal and interest were payable (a) annually if net cash flow of the hotel exceeded a minimum return to the owner, (b) if refinancing proceeds exceeded a defined amount or (c) upon sale of the hotel.

On January 30, 2004, SHCI paid off the note and the related accrued interest payable to the City of Burbank by using cash reserves held by the CMBS 2003 loan Trustee. The January 29, 2003 financing described above required SHCI to fund cash reserves applicable to the loan and accrued interest payable to the City of Burbank. In connection with the payoff of the loan on January 30, 2004, the Trustee returned the excess cash reserves ($3,682,000) to SHCI. SHCI recognized a gain of $2,188,000 on the retirement of this debt that has been reported as a reduction of Loss on early extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2004.

Other Mortgage Debt

As of December 31, 2003, the Company had U.S. dollar denominated mortgage debt, which was secured by one domestic hotel (fixed rate loan) and SHCI's two Mexican hotels (variable rate loans). The fixed rate debt bore interest at 9.25%.

In connection with acquiring the Four Seasons Punta Mita Resort property on February 23, 2001, a subsidiary of SHCI assumed an $11,000,000 variable rate mortgage loan. This loan was refinanced on July 25, 2002 and replaced with a $27,000,000 floating rate loan with Banco Bilbao Vizcaya (BBVA Bancomer). The loan was secured by the resort and SHC Funding's $10,000,000 guarantee, with interest at LIBOR plus 3.80% (4.96% at December 31, 2003).

On December 11, 2001, the subsidiary that owns the Four Seasons Mexico City property entered into a $27,000,000 floating rate loan with JPMorgan Chase Bank. The loan was subsequently modified on March 24, 2002. Subsequent to the modification, the loan was securitized. The loan was secured by the property with interest at LIBOR plus 3.50% until the first anniversary and LIBOR plus 3.35% for years two through five (4.47% at December 31, 2003). Monthly payments were interest only until maturity, December 10, 2006, when the loan balance became due. The Borrower entered into an interest rate cap agreement for a notional amount of $27,000,000 with a LIBOR strike price of 5.0%. The cap agreement was effective December 11, 2001.

On June 29, 2004, the U.S. dollar denominated loans described above were repaid with proceeds of the financings described above, and SHCI wrote off the applicable unamortized deferred financing costs. This write-off, which amounted to $1,222,000, has been reported as Loss on early extinguishment of debt in the accompanying consolidated statement of operations for the year ended December 31, 2004.

Finance Obligations

In connection with the sale and leaseback transaction described in note 3, in July 2003, certain French subsidiaries of SHCI (the borrowers) retired the Paris Marriott mortgage loan for its outstanding principal balance of €99,092,000 ($112,965,000). This mortgage loan, which was closed in June 2001 with an initial principal balance of €106,714,312 ($90,707,000), required semiannual principal and interest payments with interest at Euribor plus a margin of 1.15% to 1.45% depending on the interest coverage ratio. In June 2001, the borrowers entered into an interest rate swap agreement for a notional amount that fluctuated with the loan's outstanding principal balance. This swap agreement had a Euribor strike price of 4.6%. Payments under the swap agreement were recorded as an adjustment to interest expense. In July 2003, in connection with retiring this mortgage loan, the borrowers paid a swap termination fee of €2,545,000 ($2,901,000), which is included in Interest expense in the consolidated statement of operations for the year ended December 31, 2003.

Prior to the IPO, as a result of provisions in the lease agreement that provided for continuing involvement by SHCI, SHCI accounted for its sale and leaseback of the Paris Marriott as a finance obligation (initially €163,000,000 ($185,820,000 based on the foreign exchange rate as of July 11, 2003)), in its consolidated financial statements. The lease, which expires December 31, 2029, requires annual lease payments totaling €10,842,000 ($12,837,000 based on the foreign exchange rate as of December 31, 2005) payable monthly. As described in note 3, at the time of the IPO, SHCI eliminated the provisions that required recording this finance obligation.

Prior to the IPO, as a result of provisions in the lease agreement that provided for continuing involvement by Bohus, SHCI also accounted for the sale and leaseback of the Hamburg Marriott Hotel as a finance obligation (initially €50,000,000 ($62,765,000 based on the foreign exchange rate as of February 24, 2004)) in its financial statements. The lease, which expires June 14, 2030, requires monthly lease payments totaling €3,376,000 ($3,997,000 based on the foreign exchange rate as of December 31, 2005) annually. As described in note 3, at the time of the IPO, SHCI eliminated the provisions that required recording this finance obligation.

The following table summarizes the aggregate maturities for all Mortgages and other debt payable as of December 31, 2005 (in thousands):

Years ended December 31,	Amounts
2006	$ 2,685
2007	3,067
2008	3,209
2009	3,421
2010	425,614
Thereafter	195,384
Total	$633,380

Convertible Debt:

SHCI's convertible debt as of December 31, 2003 is summarized as follows (in thousands):

	2003
7.5% Debentures	$ 92
6.5% Debentures	121,938
	$122,030

The principal amount of this debt was convertible into SHCI's membership units. Under certain circumstances, to prevent dilution, the 7.5% and 6.5% subordinated debenture agreements required a reduction of their respective conversion prices. SHCI's October 24, 2003, March 31, 2003 and June 29, 2001 cash distributions (see note 9) to the holders of its membership units caused such reductions.

In connection with SHCI's October 24, 2003 cash distribution to its members, holders of 6.5% debentures aggregating $4,462,500 converted their debentures into 574,324 membership units on October 20, 2003. On March 28, 2003, in connection with SHCI's March 31, 2003 cash distribution to its members, holders of SHCI's convertible debt elected to convert the following principal amounts to membership units: 7.5% debentures ($191,015,000); 6.5% debentures ($117,150,000); and 8.5% mortgage notes ($25,000,000). These conversions increased SHCI's outstanding membership units by 36,539,816 units.

7.5% Subordinated Debentures (Debentures)

SHCI's Debentures accrued interest at an annual rate of 7.5% and required a semi-annual cash interest payment at a minimum rate of 3.0% per annum. Interest above the minimum pay rate could have been paid currently or deferred at SHCI's option. Any deferred interest accrued interest at 7.5% and was due upon maturity, redemption or conversion of the debentures. In conjunction with the March 31, 2003 and June 29, 2001 cash distributions, SHCI paid all interest due to the holders of the Debentures (see note 9). On June 29, 2004, in conjunction with the IPO, these Debentures were distributed to the new SHC LLC.

6.5% Subordinated Debentures (2008 Debentures)

These debentures bore interest at an annual rate of 6.5% and required semi-annual interest payments. On June 29, 2004, in conjunction with the IPO, these debentures were distributed to the new SHC LLC.

Mortgage Notes (Notes)

The Notes accrued interest at an annual rate of 8.5% and required semi-annual interest payments.

In order to include the two hotels that served as collateral on these Notes in the CMBS 2003 financing transaction described above, it was necessary to eliminate the holders' ability to record the second mortgages associated with these properties. SHCI's negotiations with the parties holding these Notes resulted in one of the parties selling their Notes to SHCI at their aggregate principal amount of $25,000,000 plus accrued interest on January 29, 2003. All Note holders released their second-mortgage rights on January 29, 2003. On March 28, 2003, in connection with the Company's March 31, 2003 distribution to members, another holder elected to convert its $25,000,000 principal amount of Notes into SHCI membership units. On April 21, 2003, SHCI redeemed the remaining Notes at their principal amount ($12,750,000) plus accrued interest.

Interest Expense:

For the years ended December 31, 2005, 2004 and 2003, interest expense of $36,142,000, $62,191,000 and $104,059,000, respectively, is included in Interest expense in the accompanying consolidated statements of operations. For the years ended December 31, 2005, 2004 and 2003, interest expense of $1,607,000, $2,964,000 and $9,684,000, respectively, is included in Income from discontinued operations in the accompanying consolidated statements of operations. Total interest expense for the year ended December 31, 2005 includes a reduction of $2,082,000 related to capitalized interest. Total interest expense also includes amortization of deferred financing costs of $2,960,000, $4,447,000 and $6,896,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company paid $36,093,000, $63,194,000 and $120,067,000 in cash interest on its outstanding debt for the years ended December 31, 2005, 2004, and 2003, respectively.

8. MINORITY INTERESTS

There are two components to SHCI's minority interests. First, the Company reflects minority interests related to the InterContinental Chicago and Miami hotels on the balance sheet for the 15% portion of the properties consolidated by SHCI, but not owned by the Company. The $11,616,000 minority interest balance was established based on the historical book value of the assets at the time of the transaction. The earnings or losses from these properties attributable to minority interests are normally reflected as minority interests in the statements of operations; however, based on the partnership agreements with IHG, SHCI receives a preferred return of all the net cash flow (as defined in the agreements) at the properties through December 31, 2005, up to a certain threshold. The threshold was not exceeded in 2005 (see note 3); therefore, no earnings or losses from these properties have been allocated to minority interests. Second, minority interest in SHC Funding on the consolidated balance sheets is calculated by dividing the number of units held by the minority interests by the sum of SHCI's units and the units held by the minority interests, all calculated based on the units outstanding at the end of the period. Net income and other comprehensive income are allocated to minority interests in SHC Funding based on their weighted average ownership percentages during the period. The ownership percentage is calculated by dividing the number of units held by the minority interests by the sum of SHCI's units and the units held by the minority interests, all calculated based on the weighted average days outstanding.

Prior to the IPO, SHC Funding was the sole general partner of two limited partnerships formed to acquire hotel properties. Minority interests represented the limited partners' interests in limited partnerships that were controlled by SHCI's predecessor, SHC LLC. The carrying value of the minority interest was increased by the minority interests' share of partnership earnings and reduced by their semi-annual partnership cash distributions as well as return of capital distributions. SHC LLC's (SHCI's predecessor) units issued upon exchange of the limited partnership units have been accounted for at the cost of the minority interest surrendered. The limited partnership interests consist of various classes of "LP Units." Upon the occurrence of certain events, the LP Units could be either redeemed for cash or converted into SHC LLC's (SHCI's predecessor) units based upon an adjusted conversion rate (see note 9). The LP "A" and "C" units, which approximate the terms of the Notes and Debentures described in note 7, were mandatorily redeemable twenty years after their issuance date for cash. The LP "C" units had a portion of their semi-annual distributions deferred in the same manner as interest was deferred on the Debentures. Payment of these deferred distributions was required in connection with the October 24, 2003, March 31, 2003 and June 29, 2001 cash distributions to members (note 9). The LP "B" units had certain rights that allowed them to participate in cash distributions as if they held SHC LLC's (SHCI's predecessor) membership units. On March 28, 2003, holders of LP "A" and "C" units totaling $95,399,829 converted to LP "B" units to participate in the March 31, 2003 cash distribution. The LP "C" and "B" unitholders' share of the March 31, 2003 cash distribution totaled $59,515,000 and is included in Distributions to minority interest holders in the accompanying consolidated statement of cash flows. The conversion prices of the LP "A" and "C" units were the same as the Notes and Debentures.

On April 21, 2003, SHC LLC (SHCI's predecessor) redeemed the remaining LP "A" units at their cost ($25,068,000) plus accrued partnership distributions.

Subsequent to the IPO, the remaining LP "B" and "C" units continued as part of the new SHC LLC's ownership structure and ceased to exist as part of SHCI's capital structure.

9. EQUITY AND DISTRIBUTION ACTIVITY

Common Shares:

The following table presents the changes in the issued and outstanding common shares since June 29, 2004 (excluding 9,401,859 and 8,366,091 units of SHC Funding outstanding at December 31, 2004 and December 31 2005, respectively, which are exchangeable for common shares on a one-for-one basis, or the cash equivalent thereof, subject to certain restrictions and at the Company's option; and 236,280 and 296,859 restricted stock units at December 31, 2004 and December 31, 2005, respectively – see note 11) (in thousands):

Outstanding at June 29, 2004	26,254
Over-allotment option issuance	2,640
Operating partnership units redeemed for common shares	1,142
Outstanding at December 31, 2004	30,036
Restricted stock units redeemed for common shares	42
Operating partnership units redeemed for common shares	1,035
Common stock issued on August 16, 2005	12,765
Outstanding at December 31, 2005	43,878

Initial Common Stock Offering:

On June 29, 2004, SHCI issued 17,600,000 shares of common stock, with a par value of $0.01, for $14.00 per share. Gross proceeds of $246,400,000 were reduced by an underwriters' discount of $17,248,000 and additional offering costs of $12,485,000 (recorded as a reduction of additional paid in capital (APIC)), resulting in net proceeds of $216,667,000. In addition to the 17,600,000 shares issued to the public, 8,654,034 shares were issued to prior members of SHC LLC, in exchange for their operating partnership units of SHC Funding.

On July 9, 2004, the underwriters of the IPO exercised their over-allotment option, which resulted in the issuance of an additional 2,640,000 shares at $14.00 per share. Gross proceeds from the over-allotment option of $36,960,000 were reduced by an underwriters' discount of $2,587,000 resulting in net proceeds of $34,373,000.

Under the new capital structure, $463,205,000 was recorded to APIC upon the IPO. The adjustment to APIC included SHC LLC members' equity as of June 29, 2004, net of distributions, totaling $436,390,000, and an adjustment to minority interest of $26,815,000. The minority interest liability was adjusted to $79,591,000 to reflect the minority interest percentage of equity under the new structure and in accordance with FASB's Emerging Issues Task Force 94-2, "Treatment of Minority Interests in Certain Real Estate Investment Trusts." See note 8 for the description of the minority interests calculation.

In connection with the IPO, distributions totaling $227,829,000 were made to SHC LLC, in conjunction with the reverse spin-off described in note 1. Seven hotel properties' assets and liabilities, cash and cash equivalents, convertible debentures, and certain corporate assets and liabilities were distributed to new SHC LLC as follows (in thousands):

Description	Amount
Property and equipment	$ 965,432
Less accumulated depreciation	(296,101)
Net property and equipment	669,331
Goodwill	193,039
Cash and cash equivalents	142,843
Restricted cash and cash equivalents	49,461
Accounts receivable, net	38,213
Deferred costs, net	11,244
Other assets	16,260
Accounts payable and accrued expenses	(36,109)
Mortgages and other debt payable	(725,000)
Convertible debt	(122,030)
Deferred fees on management contracts	(9,423)
Net distribution at IPO date to new SHC LLC	$ 227,829

In 2005, SHCI distributed $37,000 of cash and $483,000 of liabilities to the new SHC LLC as final settlement on the reverse spin-off transaction described above. In 2004, SHCI distributed $6,127,000 of cash and $12,852,000 of net assets to the new SHC LLC as settlement on the reverse spin-off transaction described above.

Redemption of Units of Non-Managing Member Limited Liability Company Interests in SHC Funding:

On September 27, 2005 and September 24, 2004, respectively, approximately 1,035,000 and 1,142,000, operating partnership units were redeemed for common shares, respectively. See note 20 for a discussion of additional redemptions.

Secondary Common Stock Offering:

On August 16, 2005, the Company completed a secondary public offering of common stock by issuing 12,765,000 shares at a price of $17.95 per share. After discounts, commissions and expenses, the Company raised net proceeds of $217,407,000. The net proceeds were used to repay existing indebtedness under the Company's credit facility and to fund the acquisition of the Fairmont Chicago.

Distributions to Shareholders and Unitholders:

Declaration Date	Distribution Per Share/Unit	Shareholders/Unitholders of Record Date	Date Paid
September 7, 2004	$0.22	September 30, 2004	October 14, 2005
December 6, 2004	$0.22	December 31, 2004	January 20, 2005
March 21, 2005	$0.22	March 31, 2005	April 20, 2005
May 19, 2005	$0.22	June 30, 2005	July 20, 2005
September 19, 2005	$0.22	September 30, 2005	October 20, 2005
December 13, 2005	$0.22	December 31, 2005	January 20, 2006

Preferred Stock:

On March 9, 2005, SHCI completed a private placement offering of 4,000,000 shares of 8.5% Series A Cumulative Redeemable Preferred Shares, par value $0.01 per share (liquidation preference $25.00 per share). After discounts, commissions and expenses, the Company raised net proceeds of $97,553,000. The net proceeds were used to repay existing indebtedness under the Company's credit facility and to partially fund the acquisition of interests in the Chicago and Miami InterContinental hotels (see note 3).

The Series A Preferred Shares have a perpetual life and are not redeemable before March 16, 2010. Beginning March 16, 2010, SHCI may redeem Series A Preferred Shares at $25.00 per share plus accrued distributions. Distributions on the Series A Preferred Shares will be cumulative from the date of issuance and are payable quarterly, starting June 30, 2005.

Distributions to Preferred Shareholders:

Declaration Date	Distribution Per Share	Shareholders of Record Date	Date Paid	Amount Paid
May 19, 2005	$0.62565	June 15, 2005	June 30, 2005	$2,503,000*
September 19, 2005	$0.53125	September 20, 2005	September 30, 2005	$2,125,000
December 13, 2005	$0.53125	December 20, 2005	December 30, 2005	$2,125,000

* The second quarter payment included $0.0944 per share attributable to the first quarter 2005 and $0.53125 per share attributable to the second quarter 2005.

Membership Units:

The following table presents the changes in the outstanding membership units since January 1, 2003:

Outstanding at January 1, 2003	44,508
Issuance of membership units:	
Conversion of 6.5% subordinated debentures	12,372
Conversion of 7.5% subordinated debentures	22,083
Conversion of 8.5% mortgage note	2,659
Outstanding at December 31, 2003	81,622
Formation and structuring transaction	(81,622)
Outstanding at December 31, 2004 and 2005	—

Distributions and Payments to Holders of 7.5% Debentures and LP "C" Units:

On October 24, 2003, SHCI paid a $110,000,000 cash distribution to holders of its membership units ($84,835,000) and convertible LP "B"/LLC units ($25,165,000). The distribution per unit amounted to $1.039. The record date was October 20, 2003. As of October 24, 2003, using the formula outlined in the debenture agreements, SHCI adjusted the conversion prices as follows: (a) 7.5% debentures and LP "C" units-$5.87 (formerly $6.77); and (b) 6.5% debentures-$6.73 (formerly $7.77). On March 31, 2003, SHCI paid a $229,118,000 cash distribution to holders of its membership units ($176,431,000) and convertible LP "B"/LLC units ($52,687,000). The distribution per unit amounted to $2.177. The record date was March 28, 2003. Under the terms of SHCI's convertible debt agreements (note 7), the holders of such debt and the holders of the minority interests (note 8) have the right to convert their debt and/or minority interests to membership units or LP "B" units and participate in a cash distribution. Notes 7 and 8 summarize the conversion activity that occurred in connection with these cash distributions.

Prior to a June 2001 cash distribution, the holders of the 7.5% convertible debentures agreed to waive certain covenants in the debenture agreement pertaining to distributions to SHCI's members. In exchange for this waiver, in connection with the 2003 cash distribution, SHCI agreed to pay all deferred interest due to these debenture holders. Payment of this deferred interest requires payment of deferred distributions applicable to the LP "C" units. The Company has no further obligations under these agreements.

10. DERIVATIVES

SHCI enters into derivative financial instruments with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. To date SHCI has not experienced any credit losses on derivatives.

SHCI manages its interest rate risk by varying its exposure to fixed and variable rates while attempting to minimize its interest costs. SHCI principally manages its fixed interest rate and variable interest rate risk through the use of interest rate caps and swaps. The caps limit SHCI's exposure on its variable rate debt that would result from an increase in interest rates. The Company's lenders, as stipulated in the respective loan agreements, generally require such caps. SHCI uses interest rate swaps to effectively convert portions of its variable rate debt to fixed rate debt. Most of the Company's derivatives are designated as cash flow hedges and to the extent effective, changes in the fair value of these instruments are recorded in Accumulated other comprehensive income (loss). To the extent these instruments are not designated as hedges or are ineffective as hedges, changes in the fair value of these instruments are recorded in Interest expense. Upon extinguishment of debt, income effects of cash flow hedges are reclassified from Accumulated other comprehensive income (loss) to Interest expense, Other income (expenses), net, Loss on early extinguishment of debt, or Income from discontinued operations as appropriate. Relating to these instruments, the following amounts were recorded for the years ended December 31, 2005, 2004 and 2003 (in thousands).

	2005	2004	2003
Interest expense	$127	$ 373	$ 3,618
Other expenses, net	—	(83)	(2,467)
Loss on early extinguishment of debt	494	1,669	—
Income (loss) from discontinued operations	121	(82)	—

SHCI may designate certain forward currency contracts as hedges against its exposure to variability in exchange rates on investments in foreign subsidiaries. To the extent effective, changes in the fair value of these instruments are recorded in Accumulated other comprehensive income (loss) and when settled will subsequently be reclassified to Other income (expenses), net in the accompanying consolidated financial statements. To the extent ineffective, changes in the fair value of these instruments are recorded in Other income (expenses), net. The amount recorded in Accumulated other comprehensive income (loss) was $0 and $3,714,000 for the years ended December 31, 2005 and 2004, respectively. The amount recorded in Other income (expenses), net was $0, $(2,725,000), and $(6,505,000) for the years ended December 31, 2005, 2004, and 2003, respectively.

SHCI may also use forward currency contracts to manage its risk in the variability of exchange rates where its strategy does not qualify for hedge accounting. In such instances, SHCI hedges current or anticipated restricted cash deposits denominated in foreign currencies and records the changes in fair value in Other income (expenses), net. The amount recorded in Other income (expenses), net was $0, $34,000 and $(555,000) for the years ended December 31, 2005, 2004, and 2003, respectively.

SHCI's forward currency contracts were distributed to SHC LLC on June 29, 2004 and as of December 31, 2004 and 2005, SHCI does not have any forward currency contracts.

11. RESTRICTED STOCK UNITS AND OTHER EMPLOYEE MATTERS

SHC LLC had a Unit Appreciation Rights Plan for certain employees. Awards of Unit Appreciation Rights (UAR) were earnings-based so that they allowed eligible employees to share in the Company's success. The non-equity based UAR Plan was accounted for under FASB Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" (FIN 28). For the years ended December 31, 2005, 2004 and 2003, UAR Plan expense amounted to $0, $0 and $1,151,000, respectively. On June 29, 2004, the UAR Plan and all outstanding UARs were cancelled.

In conjunction with the IPO, SHCI issued restricted stock units (RSUs) to certain employees, officers and directors under its 2004 incentive plan. RSUs represent awards of shares of the Company's common stock that vest ratably over four years or as otherwise approved by the Compensation Committee of the Board of Directors, provided the participant continues as an employee or director. Unvested RSUs will be forfeited upon termination. RSUs are essentially the same as restricted stock except that instead of actual shares, RSUs represent a promise to distribute shares at some future date.

Participants holding RSUs will have no voting rights until such time as the underlying shares are issued. Dividends will accrue on all RSUs, and will either be reinvested in additional RSUs or paid in cash. At December 31, 2005, a total of 521,520 RSUs are outstanding with an aggregate value at issuance of $8,510,000. At December 31, 2005, a total of 296,859 RSUs are vested. The Company recorded compensation expense of $1,966,000 and $4,172,000 related to RSUs (net of forfeitures) for the years ended December 31, 2005 and 2004, respectively.

The Company has a defined contribution plan that covers employees meeting eligibility requirements. The Company will match 50% of the first 6% of compensation that an employee elects to defer and this amount vests at 33.33% per year of service. Contributions by the Company were $133,000, $103,000 and $91,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company incurred severance costs of $40,000, $3,678,000 and $1,270,000 for the years ended December 31, 2005, 2004 and 2003, respectively. Included in the severance costs for 2004 is $127,000 relating to the resignation of SHCI's Chief Financial Officer on August 30, 2004 and $640,000 relating to a severance agreement with Tanya Geller, the daughter of Laurence Geller, SHCI's Chief Executive Officer. These costs are included in Corporate expenses on the accompanying consolidated statements of operations.

12. OPERATING LEASES

Minimum future rental payments due under non-cancelable operating leases, related to office space, hotel ground leases, and building leases having remaining terms in excess of one year as of December 31, 2005 are as follows (in thousands):

Years Ended December 31,	
2006	$ 17,255
2007	17,227
2008	16,914
2009	16,914
2010	16,914
Thereafter	324,860
	$410,084

Included in the table above are the future minimum lease payments to DIFA related to the sale-leasebacks of the Paris and Hamburg hotels (see note 3). These lease payments are included in Lease expense on the consolidated statements of operations.

Lease payments related to office space are included in Corporate expenses on the consolidated statements of operations and lease payments related to hotel ground leases are included in Other property level expenses on the consolidated statements of operations.

13. INCOME TAXES

As a REIT, SHCI generally will not be subject to U.S. federal income tax if it distributes 100% of its annual taxable income to its shareholders. Prior to the IPO, SHCI operated as an LLC and elected partnership status for U.S. Federal and state income taxes. Accordingly, the consolidated financial statements do not include a provision for U.S. Federal income taxes. However, SHCI is subject to certain state income taxes and foreign income taxes payable by its foreign subsidiaries.

For the years ended December 31, 2005, 2004 and 2003, income tax (expense) benefit is summarized as follows (in thousands):

	2005	2004	2003
Current tax (expense) benefit:			
Europe	$ 1,659	$ 139	$(29,881)
Mexico	(3,364)	219	(2,355)
	(1,705)	358	(32,236)
Deferred tax benefit (expense):			
Europe	(1,307)	(947)	31,836
Mexico	(86)	(1,799)	402
United States	1,800	—	—
	407	(2,746)	32,238
Total income tax (expense) benefit	$(1,298)	$(2,388)	$ 2

For the years ended December 31, 2005, 2004 and 2003, the Company made net tax payments including state and foreign taxes of $6,271,000, $34,506,000, and $4,061,000, respectively.

Deferred tax assets are included in Other assets and deferred tax liabilities are included in Accounts payable and accrued expenses on the accompanying consolidated balance sheets. Deferred income taxes consist of the following (in thousands):

	December 31,	
	2005	2004
Deferred tax assets (liabilities):		
Deferred gain on Paris sale	$29,878	$35,663
Property and equipment	(5,239)	(4,318)
Asset tax carry forwards	1,952	1,666
Advanced deposits	1,469	1,069
Net operating loss carry forwards on taxable REIT subsidiaries	1,800	500
Deferred financing costs	—	(415)
Other	495	260
Net deferred tax asset	$30,355	$34,425

The transaction involving the Paris Marriott (see note 3) was treated as a sale for French income tax purposes and a financing for financial reporting purposes as of December 31, 2003. As a result, SHCI incurred a significant current tax liability and deferred tax asset. During 2004, the financing transaction was recorded as a sale-leaseback and the related gain on sale has been deferred. The deferred tax asset is reduced as the deferred gain is amortized over the life of the lease.

For federal income tax purposes, the cash distributions paid to the Company's common and preferred shareholders may be characterized as ordinary income, return of capital (generally non-taxable) or capital gain. The following characterizes distributions paid per common share and preferred share (see note 9 for additional distribution information):

	2005		2004	
	$	%	$	%
Common shares:				
Ordinary income	$0.16	18.02%	$0.00	0.0%
Return of capital	0.64	72.94%	0.44	100.0%
Capital gain (Unrecaptured Section 1250 gain)	0.08	9.04%	0.00	0.0%
	$0.88	100.0%	$0.44	100.0%
	$	%	$	%
Preferred shares (Series A):				
Ordinary income	$1.54	90.96%	N/A	N/A
Capital gain (Unrecaptured Section 1250 gain)	0.15	9.04%	N/A	N/A
	$1.69	100.0%		

14. RELATED PARTY TRANSACTIONS

The Company had an uncollateralized receivable from Laurence Geller, its President and Chief Executive Officer, of approximately $185,000 that was forgiven in conjunction with the IPO on June 29, 2004.

Laurence Geller has an ownership interest in SHC LLC, with which SHCI has an asset management agreement described below.

The Company has an asset management agreement with SHC LLC, under which the Company manages the day-to-day business of SHC LLC and its seven hotels for an initial annual fee of $5,000,000, payable monthly in arrears. The term of the agreement is for five years, commenced on June 29, 2004 and will renew unless prior written notice is given. In addition, SHC LLC has the right to terminate the agreement if certain events occur. SHC LLC recently sold three properties in 2005 and one property in 2006. As a result of the disposition of these properties, the asset management fee was reduced by approximately $2,193,000 annually. For the years ended December 31, 2005 and 2004, SHCI recognized $5,000,000 and $2,500,000, respectively of income related to its asset management agreement with SHC LLC, which is included in Other income (expenses), net.

The Company has a lease agreement with SHC LLC. The Company subleases office space from SHC LLC for approximately $265,000 per year, payable monthly in advance. This lease agreement commenced on July 1, 2004 and expires October 1, 2007.

During the year ended December 31, 2005, Goldman, Sachs & Co., an affiliate of shareholders of SHCI and an initial purchaser in the Series A preferred offering, received $1,000,000 of the initial purchasers' discount, which was recorded as a reduction of the preferred stock proceeds. In 2005, Goldman Sachs & Co. also received $1,446,000 in fees as an underwriter for the August 2005 common stock offering. During the year ended December 31, 2004, Goldman, Sachs & Co., the lead underwriter of the IPO, received a portion of the underwriting discount of $19,835,000, which was recorded as a reduction of equity. Goldman, Sachs & Co. also received $2,530,000 in fees for financial advisory services related to the refinancing of the debt in 2004, which was recorded as deferred financing costs. In addition, during the year ended December 31, 2004, Prudential Real Estate Investors, a shareholder of SHCI, earned $1,000,000 for financial advisory services in connection with the IPO. These fees were recorded as a reduction of equity.

During the year ended December 31, 2003, Goldman, Sachs & Co. received $2,287,000 for financial advisory services in connection with the sale of certain hotels. These fees were recorded as a reduction of the related gain on sale. During the year ended December 31, 2003, Goldman, Sachs & Co also received $2,541,000 for financial advisory services in connection with a private offering of floating rate commercial mortgage-backed securities. These fees were recorded as deferred financing costs.

15. COMMITMENTS AND CONTINGENCIES

Environmental Matters:

Generally, the properties acquired by SHCI have been subjected to environmental reviews. While some of these assessments have led to further investigation and sampling, none of the environmental assessments has revealed, nor is SHCI aware of any environmental liability that SHCI believes would have a material adverse effect on its business or financial statements.

As discussed in Note 2, in 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." Interpretation No. 47 is effective at the end of fiscal years ending after December 31, 2005. The adoption of Interpretation No. 47 did not have a material effect on the Company's financial statements.

Litigation:

SHCI is party to various claims and routine litigation arising in the ordinary course of business. Based on discussions with legal counsel, SHCI does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material adverse effect on its business or financial statements.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2005 and 2004, the carrying amounts of certain financial instruments employed by SHCI, including cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, insurance recoveries receivable, accounts payable and accrued expenses were representative of their fair values because of the short-term maturity of these instruments. At December 31, 2005 and 2004, the fair values of the fixed-rate mortgage debt were approximately $11,259,000 and $13,009,000, respectively, lower than the book values of approximately $204,462,000 and $207,223,000, respectively, primarily due to the general increase in market interest rates. The additional mortgage debt, other debt, and bank credit facility have relatively current issuance dates and have interest rates that fluctuate based on published market rates; therefore, management believes the carrying values of the additional mortgage debt, other debt, and bank credit facility are a reasonable estimation of their fair value as of December 31, 2005 and 2004. Interest rate swap and cap agreements have been recorded at their estimated fair values.

17. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

SHCI operates in one reportable business segment, hotel ownership. As of December 31, 2005, SHCI's foreign operations consisted of two Mexican hotel properties, a 35% interest in a European hotel joint venture and leasehold interests in each of a French and a German hotel property. The following table presents revenues and assets for the geographical areas in which SHCI operates (excluding the unconsolidated hotel joint venture and discontinued operations) (in thousands).

	Years ended December 31,		
	2005	2004	2003
Revenues:			
United States	$ 414,346	$382,217	$458,167
International	78,399	78,694	79,564
Total	$ 492,745	$460,911	$537,731

	2005	2004
Long-lived Assets:		
United States	$1,039,269	$692,762
International	112,071	105,856
Total	$1,151,340	$798,618

18. HYATT REGENCY NEW ORLEANS

In August 2005, Hurricane Katrina caused substantial damage to the Hyatt Regency New Orleans property. The hurricane damage also caused significant interruption to the business and the hotel has effectively ceased operations.

The Company has comprehensive insurance coverage for both property damage and business interruption providing for an aggregate of $350,000,000 in coverage per loss, subject to a deductible of approximately $11;000,000. The Company's damage assessment teams, working with the insurance provider adjusters, are inspecting the property and implementing a restoration plan. The recovery effort is expected to include replacing portions of the building, landscaping and furniture. The net book value of the property damage is currently estimated to be at least $29,685,000; however, the Company is still assessing the impact of the hurricane on the hotel and the actual net book value write-off could vary from this estimate. Changes to this estimate will be recorded in the periods in which they are determined. The Company has recorded a net fixed asset write-off and a corresponding insurance claim receivable for this $29,685,000 net book value amount because the Company believes that it is probable that the insurance recovery, net of deductibles on a replacement cost basis, will exceed the net book value of the damaged portion of the assets. 105

While the Company expects the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of the hotel, certain deductibles and limitations will apply. No determination has been made as to the total amount or timing of those insurance payments, and those insurance payments may not be sufficient to cover the costs of the entire restoration. To the extent that insurance proceeds, which are on a replacement cost basis, ultimately exceed the net book value of the damaged property, a gain will be recorded in the period when all contingencies related to the insurance claim have been resolved.

The Company has hired consultants to assess business interruption claims who are currently negotiating with the insurance carrier regarding coverage for these income losses sustained. To the extent the Company is entitled to recover incurred expenses under the insurance policies, the Company will recognize a receivable when it can be demonstrated that it is probable that such insurance recovery will be realized, and such insurance recovery will then be reflected as a component of operating income. Any gain or profit component resulting from business interruption insurance for lost income will not be recognized until the relevant payments have been received and all contingencies related to the insurance recoveries are resolved. This income recognition criteria will likely result in business interruption insurance recoveries being recorded in a period subsequent to the period that we experience lost income from the affected property, resulting in fluctuations in the Company's net income that may reduce the comparability of reported quarterly and annual results for some periods into the future.

Through December 31, 2005, the Company has recorded $35,588,000 in insurance recoveries receivable related to property damage and business interruption recoveries, of which $10,000,000 in insurance advances have been collected through December 31, 2005. Of the $35,588,000 total receivable recorded, $29,685,000 represents the recovery of the net book value of fixed assets written off because of the damage, as discussed above. The remaining $5,903,000 represents a probable recovery of expenses incurred through December 31, 2005. The cost recoveries are recorded on the expense line item to which they relate, and therefore there is no net impact to any expense line item or the Company's results. Since the property has ceased significant operations, the Company discontinued depreciating property and equipment starting in the month of September. In addition, the Company has capitalized interest expense amounting to $1,746,000 for the year ended December 31, 2005 and will continue to capitalize interest on the property's debt as long as the property is undergoing active reconstruction activities to return to normal operations.

The following is a summary of hurricane-related activity recorded (in thousands):

Fixed assets net book value write down	$ 29,685
Recovery of costs incurred	5,903
Payments received as of December 31, 2005	(10,000)
Insurance recoveries receivable as of December 31, 2005	$ 25,588

19. QUARTERLY OPERATING RESULTS (UNAUDITED)

The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2005 and 2004 follows. Certain 2005 and 2004 items have been reclassified to conform to the current presentation of discontinued operations. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data. It is also management's opinion, however, that quarterly operating data for hotel enterprises are not indicative of results to be achieved in succeeding quarters or years.

	Year ended December 31, 2005			
	(Dollars in thousands, except per share data)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$106,049	$129,954	$119,617	$137,125
Income (loss) from continuing operations available to common shareholders	$ 6,084	$ 3,261	$ (1,612)	$ (3,714)
Income from discontinued operations	666	717	385	17,720
Net income (loss) available to common shareholders	$ 6,750	$ 3,978	$ (1,227)	$ 14,006
Earnings per weighted average common share outstanding—Basic				
Income (loss) from continuing operations available to common shareholders per share	$ 0.20	$ 0.11	$ (0.03)	$ (0.08)
Income from discontinued operations per share	0.02	0.02	0.00	0.40
Net income (loss) available to common shareholders per share	$ 0.22	$ 0.13	$ (0.03)	$ 0.32
Weighted average common shares outstanding—Basic	30,248	30,257	36,691	44,086
Earnings per weighted average common share outstanding—Diluted				
Income (loss) from continuing operations available to common shareholders per share	$ 0.20	$ 0.11	$ (0.03)	$ (0.08)
Income from discontinued operations per share	0.02	0.02	0.00	0.40
Net income (loss) available to common shareholders per share	$ 0.22	$ 0.13	$ (0.03)	$ 0.32
Weighted average common shares outstanding—Diluted	30,357	30,406	36,691	44,086

	Year ended December 31, 2004			
	(Dollars in thousands, except per share data)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$140,058	$144,446	$ 78,110	$ 98,297
(Loss) from continuing operations	$ (7,885)	$ (40,814)	$ (3,089)	$ (302)
Income (loss) from discontinued operations	75,558	(999)	(20)	(9,116)
Net income (loss) available to common shareholders	$ 67,673	$ (41,813)	$ (3,109)	$ (9,418)
Earnings per weighted average common share outstanding—Basic				
(Loss) from continuing operations available to common shareholders per share	$ (0.41)	$ (2.12)	$ (0.11)	$ (0.01)
Income (loss) from discontinued operations per share	3.95	(0.05)	0.00	(0.30)
Net income (loss) available to common shareholders per share	$ 3.54	$ (2.17)	$ (0.11)	$ (0.31)
Weighted average common shares outstanding—Basic	19,112	19,273	28,857	30,204
Earnings per weighted average common share outstanding—Diluted				
(Loss) income from continuing operations available to common shareholders per share	$ (0.41)	$ (2.14)	$ (0.11)	$ (0.08)
Income (loss) from discontinued operations per share	3.95	(0.05)	0.00	(0.23)
Net income (loss) available to common shareholders per share	$ 3.54	$ (2.19)	$ (0.11)	$ (0.31)
Weighted average common shares outstanding—Diluted	19,112	19,506	28,857	39,753

The Marriott domestic hotels report their results of operations using a fiscal year consisting of thirteen four-week periods. As a result, for SHCI's domestic Marriott branded properties, for all years presented, the first three quarters consist of 12 weeks each and the fourth quarter consists of 16 weeks.

20. SUBSEQUENT EVENTS

Acquisition of the Hotel del Coronado:

On January 9, 2006, subsidiaries of SHCI closed the previously announced acquisition of a 45% joint venture ownership interest in SHC KSL Partners, LP, the existing owner of the Hotel del Coronado in San Diego, California, and in HdC North Beach Development, LLLP, the owner of an adjacent parcel under development, for its pro rata share of an aggregate agreed-upon market value of $745,000,000. The Company, through its subsidiaries, paid $70,400,000 to fund its investment in the joint venture, which was funded with borrowings under the Company's $125,000,000 revolving credit facility, and the joint venture refinanced the property with $610,000,000 of proceeds from the mortgage and mezzanine financings discussed below as well as borrowings of $10,500,000 on the bank credit facility. SHCI will earn fees under an asset management agreement with the joint venture, one of which amounts to 1% of the venture's revenues. SHCI will recognize income of 55% of these fees, representing the percentage of the venture not owned by SHCI. The Company will account for the joint venture using the equity method of accounting.

In connection with the acquisition, the entities entered into a partnership agreement, which contains provisions regarding the allocation of net income and loss to the partners and the distribution of cash to the partners.

Also, on January 9, 2006, the joint venture entered into a mortgage loan with GACC, as lender. The principal amount of the loan is $260,000,000 and it currently is accruing interest at LIBOR plus 2.08% per annum. The loan is secured by, among other things, a mortgage on the Hotel del Coronado.

In addition, on January 9, 2006, the joint venture entered into a series of six mezzanine loans (including a $20,000,000 revolving credit facility) with GACC, as lender. The principal amount of the loans outstanding is $350,000,000 in mezzanine loans in addition to the $10,500,000 outstanding on the bank credit facility as of January 9, 2006. The current weighted average interest rates are LIBOR plus 2.08% per annum. The loans are secured by, among other things, a pledge of the equity interest held by the borrowers in their subsidiaries.

Further, on January 9, 2006, the joint venture entered into a $59,000,000 construction loan with GMAC Commercial Mortgage Corporation to be used in connection with the construction of the previously announced 78-room beachfront, luxury condominium-hotel development on the adjacent parcel under development, commonly referred to as North Beach.

As of December 31, 2005, SHCI had incurred costs and provided escrow deposits of $22,470,000, primarily related to escrow deposits, in connection with the above-described acquisition, which are included in Other assets on the consolidated balance sheet.

Redemption of Units of Non-Managing Member Limited Liability Company Interests in SHC Funding:

The Company offered all holders of units of non-managing member limited liability company interests in SHC Funding an opportunity to redeem their interests on January 20, 2006 by our waiver of the transfer restrictions in the limited liability company agreement of SHC Funding. On January 20, 2006, holders of 7,213,601 limited liability interests in SHC Funding redeemed their interests in exchange for an equal number of shares of the Company's common stock. Subsequent to January 20, 2006, holders of an additional 10,074 limited liability interests in SHC Funding redeemed their interest in exchange for an equal number of shares of the Company's common stock. After these exchanges, SHCI's ownership share of SHC Funding increased to approximately 98%.

Common Stock Offering:

During the first quarter of 2006, a public offering of common stock was completed at a price of $20.00 per share. The shares consisted of 8,000,000 primary shares of common stock sold by the Company and 12,731,640 secondary shares of common stock sold by stockholders affiliated or associated with Prudential Financial, Inc. and Whitehall Street Real Estate Limited Partnerships VII and IX, affiliates of Goldman, Sachs & Co. Goldman Sachs & Co. received approximately $1,996,000 of discounts and commissions related to this transaction. After discounts, commissions and estimated expenses, the Company raised net proceeds of $151,900,000. These proceeds were used to repay existing indebtedness under the Company's credit facility, to partially fund the acquisition of the Four Seasons Washington D.C. and for general corporate purposes.

Preferred Stock Offering:

On January 31, 2006, SHCI completed a public offering of 4,600,000 shares of 8.25% Series B Cumulative Redeemable Preferred Shares, par value $0.01 per share (liquidation preference $25.00 per share). After discounts, commissions and estimated expenses, the Company raised net proceeds of $110,878,000. These proceeds were used to partially fund SHCI's equity contribution in the purchase of the Hotel del Coronado, the acquisition of the Four Seasons Washington D.C., and for general corporate purposes.

Acquisition of the Four Seasons Washington D.C.:

On March 1, 2006, the Company purchased the Four Seasons Washington D.C. hotel for approximately $168,900,000. SHCI used proceeds from the common stock and preferred stock offerings described above to acquire this property.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Strategic Hotel Capital, Inc.
Chicago, Illinois

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Strategic Hotel Capital, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at both the InterContinental Chicago Hotel and the InterContinental Miami Hotel, which were acquired on April 1, 2005 and the Fairmont Chicago Hotel, which was acquired on September 1, 2005, and whose combined financial statements reflect total assets and revenue constituting 33.5% and 21.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005. Accordingly, our audit did not include the internal control over financial reporting at the InterContinental Chicago Hotel, the InterContinental Miami Hotel or the Fairmont Chicago Hotel. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income (loss), owner's equity, and cash flows for each of the three years in the periods ended December 31, 2005, and our report dated March 2, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Chicago, Illinois
March 2, 2006

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2005. Internal control over financial reporting is a process designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations. Also, the effectiveness of internal control over financial reporting may deteriorate in future periods due to either changes in conditions or declining levels of compliance with policies or procedures.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have excluded the Fairmont Chicago Hotel, the InterContinental Chicago Hotel and the InterContinental Miami Hotel from our evaluation of the effectiveness of internal control over financial reporting as of December 31, 2005, because these hotels were acquired by us during 2005. The total assets and total revenues of the aforementioned hotels represent 33.5% and 21.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

Based on this assessment management believes that, as of December 31, 2005, our internal control over financial reporting was effective based on such criteria.

EXECUTIVE OFFICERS

Laurence S. Geller
President and Chief Executive Officer

James E. Mead
Executive Vice President and Chief Financial Officer

Richard J. Moreau
Executive Vice President, Asset Management

Jayson C. Cyr
Senior Vice President, Administration

Stephen K. Miller
Senior Vice President, Acquisitions and Development

Monte J. Huber
Vice President, Controller and Treasurer

Paula C. Maggio
Vice President, Secretary and General Counsel

BOARD OF DIRECTORS

John C. Deterding
Owner, Deterding Associates Director of Trustreet Properties, Inc. and Trustee of Fortress Registered Investment Trust I & II

Laurence S. Geller
President and Chief Executive Officer, Strategic Hotels & Resorts, Inc.

Robert P. Bowen
Director of Gaylord Entertainment Company and Equity Inns, Inc.

Michael W. Brennan
President, Chief Executive Officer and member of the Board of Directors of First Industrial Realty Trust, Inc.

Edward C. Coppola
Chief Investment Officer and member of the Board of Directors of Macerich Company

Richard L. Fisher
Senior Partner of Fisher Brothers and Chief Executive Officer of The City Investment Fund

David M. C. Michels
Director of British Land Company plc., easyJet plc., and Marks & Spencer plc.

William A. Prezant
Senior Partner of Prezant & Mollath, Director of Torrey International Strategy Partners, Torrey U.S. Strategy Partners, Forward Management Company and Reflow Management

BOARD COMMITTEES

Audit Committee
Robert P. Bowen, Chairman
Michael W. Brennan
John C. Deterding

Compensation Committee
Michael W. Brennan, Chairman
Robert P. Bowen
John C. Deterding

Corporate Governance and Nominating Committee
John C. Deterding, Chairman
Michael W. Brennan
Robert P. Bowen

Executive Committee
John C. Deterding, Chairman
Michael W. Brennan
Robert P. Bowen
Laurence S. Geller

CORPORATE HEADQUARTERS

Strategic Hotels & Resorts, Inc.
77 West Wacker, Suite 4600
Chicago, Illinois 60601
telephone – 312 658 5000
fax – 312 658 5799
email – info@strategichotels.com
www.strategichotels.com

ANNUAL MEETING OF SHAREHOLDERS

Date:
May 11, 2006

Time:
10:00 a.m., CST

Location:
InterContinental Chicago
505 North Michigan Avenue
Chicago, Illinois 60601

INDEPENDENT AUDITORS

Deloitte & Touche LLP
111 South Wacker
Chicago, Illinois 60606

We had no changes in or disagreements with our accountants on accounting and financial disclosures.

TRANSFER AGENT

LaSalle Bank, NA
135 S. LaSalle Street
Suite 1960
Chicago, Illinois 60603

STOCK INFORMATION

New York Stock Exchange
(NYSE) Ticker Symbol: BEE

INVESTOR AND COMPANY INFORMATION

The most current corporate and investor information can be found on the Strategic Hotels & Resorts, Inc. website at www.strategichotels.com. Individuals who wish to receive company press releases or additional information, including a copy of the Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2005, may contact the company via email at info@strategichotels.com or mail us directly to:

Strategic Hotels & Resorts, Inc.
Attn: Investor Relations
77 West Wacker, Suite 4600
Chicago, Illinois 60601

The Securities and Exchange Commission also maintains a website that contains reports, proxy statements, and other information regarding registrants that file electronically with the Commission. The website address is www.sec.gov. The Company files electronically with the Commission.

CERTIFICATIONS

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been signed by the Company's Chief Executive Officer and the Chief Financial Officer and filed as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 2, 2006. Strategic Hotels & Resorts, Inc. has also submitted to the New York Stock Exchange (NYSE) a certificate of its Chief Executive Officer certifying that he was not aware of any violation by Strategic Hotels & Resorts, Inc. of NYSE corporate governance listing standards as of the date of the certification.

STRATEGIC

Hotels & Resorts

77 West Wacker
Suite 4600
Chicago, Illinois 60601